SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866



07028132

Our Ref: 22277-00002

November 7, 2007



SEC Mail
Received
Processing
NOV
WASH. D.C.
186
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find copies of ten announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen

11/20

HK1 497458v.1

COSL

CHINA OILFIELD SERVICES LIMITED

(A joint stock limited company incorporated in the People's Repubic of China with limited liability)
(Stock Code: 2883)

OVERSEAS REGULATORY ANNOUNCEMENT
—THIRD QUARTER RESULTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange Of Hong Kong Limited.

All financial information set out in the third quarter report is unaudited and prepared in accordance with the China Accounting Statndards.

October 30, 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL

China Oilfield Services Limited

2007 Third Quarterly Report

Stock abbreviation: CHINA OILFIELD

Stock code: 601808

30 October 2007

Content

§1. Important Notice

1.1 The Company's Board of Directors (the "Board"), Supervisory Committee as well as the directors, supervisors and senior management collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2 All directors of the Company attended the Board meeting.

1.3 The financial statements of the Company for the third quarter were unaudited.

1.4 Chairman Fu Chengyu, Vice Chairman, Chief Executive Officer and President Yuan Guangyu, Person in charge of accounting function Zhong Hua and Person in charge of accounting department Chen Linting warrant that the Third Quarterly Report is true and complete.

§2. A Summary of Basic Particulars of the Company

2.1 Principal Accounting data and Financial Indicators

Currency: RMB

	At the end of reporting period	At the end of previous year	Change over the end of last year (%)
Total assets (million Yuan)	21,615	13,133	64.6
Shareholders' equity (million Yuan)	16,680	8,619	93.5
Net assets per share (Yuan)	4.17	2.16	93.1
	From the beginning of the year to end of the reporting period (January to September)		Change over the corresponding period of last year (%)
Net cash flows from operating activities (million Yuan)	1,461		44.2
Net cash flows per share from operating activities (Yuan)	0.36		43.9
	During the Reporting Period (July to September)	From the beginning of the year to end of the reporting period (January to September)	Change over the corresponding period of previous year (%)
Net profit (million Yuan)	604	1,700	73.4
Basic earnings per share (Yuan)	0.15	0.42	72.2
Basic earnings per share after exceptional gains and losses (Yuan)	0.15	0.43	72.2
Return on net assets (%)	5.96	17.72	Increased 1.8%
Return on net assets after exceptional gains and losses (%)	5.94	17.72	Increased 1.8%

Extraordinary gains and losses items

Extraordinary gains and losses items	January- September 2007
Gains/(losses) on external non-current assets	-12,460,120
Other non-operating expenses (net)	5,676,75
Total extraordinary gains and losses	-6,783,365
less: Income tax effect amount	-2,238,510
Extraordinary gains and losses items amount (net)	-4,544,855

2.2 Total number of shareholders and top 10 holders of listed shares not subject to trading moratorium as at the end of the Reporting Period

Unit: Share

Total number of shareholders as at the end of the reporting period:	A share: 115,731 H share:225	
Particulars of the top 10 holders of listed shares not subject to trading moratorium		
Name of shareholders (full name)	Number of listed shares not subject to trading moratorium held as at the end of the period	Class of shares
HKSCC NOMINEES LIMITED	1,531,865,899	Overseas listed foreign shares
Wang Jianbo	3,156,334	RMB Ordinary Shares
Zhang Jianbin	2,756,878	RMB Ordinary Shares
CITIC Securities Co., Ltd.	1,700,000	RMB Ordinary Shares
China Construction Bank — ABN AMRO TEDA capitalization selection equity fund	1,694,000	RMB Ordinary Shares
China Nationality Securities Co., Ltd.	1,600,000	RMB Ordinary Shares
China Galaxy Securities Company Limited	1,583,000	RMB Ordinary Shares
Fang Guohua	1,570,000	RMB Ordinary Shares
Industrial and Commercial Bank of China —BOC Sustainable Growth Equity Fund	1,499,974	RMB Ordinary Shares
Wang Luo	1,466,666	RMB Ordinary Shares

2.3 Operating result review

As at 30 September 2007, prices of crude oil remained at high level and the offshore oil and natural gas exploration and development activities in the PRC and around the world have been robust, resulting in strong demand for global oilfield services. For the first three quarters of the year, operating income of the Company reached RMB6,659.3 million, representing an increase of 44.7% compared with the corresponding period (January to September) of last year, net profit was RMB1,699.7 million, an increase of 66.8% over the corresponding period (January to September) of last year, and basic earnings per share was RMB0.42, which was RMB0.17 higher than that of the corresponding period (January to September)of last year.

Operating information of the four main segments as at 30 September 2007 is listed in the following table:

Drilling Services	As at 30 September 2007	As at 30 September 2006	Change
Operating Days (Days)	4,017	3,437	16.9%
Jack-up Rigs	3,213	2,779	15.6%
Semi-submersible Rigs	804	658	22.2%
Utilization Rate (Available Day)	100.0%	100.0%	0.0%
Jack-up Rigs	100.0%	100.0%	0.0%
Semi-submersible Rigs	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	98.1%	87.7%	10.4%
Jack-up Rigs	98.1%	89.6%	8.4%
Semi-submersible Rigs	98.2%	80.3%	17.8%
Well Workover (Team • Day)	**11,985**	**9,516**	**25.9%**

Well Services	As at 30 September 2007	As at 30 September 2006	Change
Logging (no. of jobs)	703	623	12.8%
Drilling Fluids (no. of wells)	228	239	-4.6%
Directional Drilling (no. of jobs)	462	166	178.3%
Cementing (no. of wells)	379	263	44.1%
Well Completion (no. of jobs)	1,134	995	14.0%

Marine Support and Transportation Services	As at 30 September 2007	As at 30 September 2006	Change
Operating Days (Days)	**18,161**	**17,633**	**3.0%**
Standby vessels	9,942	9,967	-0.3%
AHTS vessels	5,370	4,826	11.3%
PSV vessels	1,599	1,588	0.7%
Utility vessels	1,250	1,251	-0.1%
Vessel Utilization Rate (Available Day)	**99.7%**	**98.9%**	**0.8%**
Standby vessels	100.0%	99.7%	0.3%
AHTS vessels	100.0%	98.5%	1.5%
PSV vessels	100.0%	99.8%	0.3%
Utility vessels	95.4%	93.4%	2.1%
Vessel Utilization Rate (Calendar Day)	**95.2%**	**95.0%**	**0.2%**
Standby vessels	95.8%	96.1%	-0.2%
AHTS vessels	94.1%	93.1%	1.0%
PSV vessels	97.6%	97.0%	0.7%
Utility vessels	91.6%	91.7%	-0.1%

Geophysical Services	As at 30 September 2007	As at 30 September 2006	Change
2D Seismic Data			
Data Collection (km)	36,277	43,754	-17.1%
Data Processing (km)	11,637	4,497	158.8%
3D Seismic Data			
Data Collection (km^2)	8,141	5,155	57.9%
Data Processing (km^2)	5,026	1,741	188.7%

§3 Significant Events

3.1 Significant changes of the principal accounting statements and financial indicators and reasons thereof

√ Applicable ☐ Not applicable

Beginning 1 January 2007, the Company adopted the new Accounting Standards for Business Enterprises ("New Standards") issued by the Ministry of Finance of China on 15 February 2006, and the relevant transactions and issues during the comparative period that were affected by the change in accounting policy were adjusted retrospectively in accordance with the relevant practice and guidance notes of New Standards and the Expert's Opinions on Implementation of Accounting Standards for Business Enterprises issued of China Accounting Standards Committee.

The reasons for over 30% fluctuation in the relevant principle accounting entries are as follows:

1. Operating income

For the nine months ended 30 September 2007, the operating income was RMB6,659.3 million, representing an increase of RMB2,056.7 million or 44.7% over RMB4,602.6 million for the corresponding period (January to September) of last year, which was mainly due to the increase in the investment of petroleum exploration and development stimulated by the demand for energy, which resulted in the rapid development of the oilfield service business. Of which, income from drilling activities has achived a record high, mainly attributed by the introduction of COSL941, an increase in day-rate and an increase in ultilization rate, while the income from geophysical services increased susbtaintially in line with the market expansion and the improved efficiency of 3D seismis data collection. At the same time, income from marine support and transportation services and well services segments increased stably due to the increase in service fees, the introduction of new equipments and the application of hi-tech materials.

2. Business taxes and surcharges

For the nine months ended 30 September 2007, business taxes and surcharges were RMB167.4 million, representing an increase of RMB46.2 million or 38.1% compared with RMB121.2 million for the corresponding period (January to September) of last year, which was mainly a result of businesses development and increase in income.

3. Finance costs

For the nine months ended 30 September 2007, the finance cost amounted to RMB72.1 million, representing an incease of RMB26.6 million or 58.5% compared with RMB45.5 million for the same period (January to September) last year, mainly contributed by an increase of foreign exchange loss due to the change in exchange rate.

4. Total profit

For the nine months ended 30 September 2007, total profits amounted to RMB2,436.0 million, representing an incease of RMB1,174.8 million or 93.1% compared to RMB1,261.2 million for the corresponding period (January to September) of last year, which was mainly attributable to the substantial incease in income due to high ultilization rate of drilling platforms and the increase of day-rate, the expansion of geophysical market, the increase in operations and the application of new equipments and hi- tech materials, as well as implementation of effective cost control.

5. Income tax

For the nine months ended 30 September 2007, income tax was RMB736.3 million, an increase of RMB494.0 million or 203.9% from RMB242.3 million for the corresponding period (January to September) of last year, which was mainly attributable to the increase of total profit. On the other hand, during the corresponding period of last year, the Company received a tax refund allowance for advanced technology enterprise for the year 2005 from the tax authority which reduced income tax by RMB176.0 million. However, as at the end of the reporting period, the Company had not received such tax refund for the year 2006. The Company was awarded the certification of advanced technology enterprise from Tianjin Science and Technology Commission in May 2007, and has applied to the marine petroleum taxation branch of Tianjin State Taxation Bureau for 2006 tax refund for advanced technology enterprise.

6. Net cash flow from financing activities

For the nine months ended 30 September 2007, net cash flow from financing activities increased by 393.3% compared with that of the corresponding period (January to September) last year, which was mainly a result of the RMB6.6 billion received from the issuance of A shares on 25 September this year.

3.2 Analysis and explanation on the progress of significant events and their impact and resolutions

√ Applicable ☐Not applicable

The Company issued 500 million shares of RMB ordinary shares (A shares) for listing on the Shanghai Stock Exchange in September 2007, the total amount raised was RMB6.7 billion and the net amount received after deducting the issuance costs was RMB6.6 billion.

3.3 Performance of undertakings given by the Company, shareholders and the effective controlling person

√ Applicable ☐ Not applicable

The controlling shareholders of the Company, China National Offshore Oil Corporation, undertook that within thirty-six months of the Company' s A Shares listing, it would not transfer the shares of the Company directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Company to repurchase such shares. During the reporting period, none of the above undertaking had been breached.

3.4 Warning in respect of forecast of possible net loss from the beginning of the year to the end of the next Reporting Period or warning in respect of any significant changes in net profit as compared with that of the corresponding period of last year and the reasons therefor

☐ Applicable √ Not applicable

3.5 Other significant events which need explanation

3.5.1 Holding of shares issued by other listed companies

☐ Applicable √ Not applicable

3.5.2 Holding of shares issued by non-public financial companies and companies proposed to be listed

☐ Applicable √ Not applicable

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

30 October 2007

§4 Appendix

Balance Sheet

30 September 2007

Prepared by: China Oilfield Services Limited Unit: Yuan Currency: RMB (Unaudited)

Items	Consolidated		Company	
	Balance at the end of the period	Balance at the beginning of the year	Balance at the end of the period	Balance at the beginning of the year
Current assets:				
Cash and cash equivalents	8,797,012,345	2,129,708,318	8,483,728,270	1,798,445,111
Notes receivable	-	-	-	-
Accounts receivable	1,724,091,589	987,098,627	2,223,186,720	1,350,157,393
Prepayment	26,708,123	34,675,511	21,604,002	32,522,645
Dividends receivable	25,884,830	7,416,590	25,884,830	7,416,590
Other receivables	156,589,045	92,141,094	529,498,807	491,024,515
Inventories	431,135,669	293,160,428	427,955,230	291,058,870
Available-for-sale investments	301,262,765	277,208,259	301,262,765	277,208,259
Total current assets	11,462,684,366	3,821,408,827	12,013,120,624	4,247,833,383
Non-current assets:				
Investment in jointly-controlled entities	490,417,250	435,108,770	290,366,750	278,673,397
Fixed assets	7,171,224,952	6,324,189,804	6,976,744,695	6,185,559,942
Construction in progress	2,330,411,713	2,422,661,557	2,328,857,201	2,421,479,807
Intangible assets	20,080,177	22,585,628	20,079,497	22,583,508
Long-term deferred assets	140,050,951	107,456,844	140,050,951	100,050,648
Total non-current assets	10,152,185,043	9,312,002,603	9,756,099,094	9,008,347,302
Total assets	21,614,869,409	13,133,411,430	21,769,219,718	13,256,180,685
Current liabilities:				
Short-term loans	-	997,416,663	-	997,416,663
Notes payable	-	-	-	-
Accounts payable	1,040,046,963	1,559,094,981	1,005,037,060	1,528,813,422
Advances from customers	5,422,101	26,318,292	5,422,101	26,318,292
Payrolls payable	314,764,264	259,100,222	313,991,983	258,926,102

Taxes payable	389,335,377	94,049,549	368,829,205	87,345,768
Other payables	221,795,386	190,729,545	196,279,505	158,015,431
Current portion of of non-current liabilities	400,000,000	200,000,000	400,000,000	200,000,000
Total current liabilities	2,371,364,091	3,326,709,252	2,289,559,854	3,256,835,678
Non-current liabilities:				
Long-term payable due to CNOOC		200,000,000		200,000,000
Long-term loans	744,000,000	600,000,000	744,000,000	600,000,000
Long-term bonds	1,500,000,000	-	1,500,000,000	-
Grants payable	70,148,550	39,334,743	70,148,550	39,334,743
Deferred tax liabilities, net	249,235,331	348,756,159	249,235,331	348,756,159
Total non-current liabilities	2,563,383,881	1,188,090,902	2,563,383,881	1,188,090,902
Total liabilities	4,934,747,972	4,514,800,154	4,852,943,735	4,444,926,580
Equity :				
Share capital	4,495,320,000	3,995,320,000	4,495,320,000	3,995,320,000
Capital reserves	8,074,565,726	1,975,810,300	8,074,565,726	1,975,810,300
Statutory reserve funds	442,515,264	442,515,264	442,515,264	442,515,264
Including: Statutory welfare funds	-	-	-	-
Retained earnings	3,664,856,136	2,204,898,038	3,902,025,972	2,397,540,867
Including: Proposed dividend	-	239,719,200	-	239,719,200
Cumulative translation reserve	2,864,311	67,674	1,849,021	67,674
Equity attributable to equity holders of the parent	16,680,121,437	8,618,611,276		
Minority interests	-	-	-	-
Total equity	16,680,121,437	8,618,611,276	16,916,275,983	8,811,254,105
Total liabilties and shareholders' equity	21,614,869,409	13,133,411,430	21,769,219,718	13,256,180,685

Corporate Representative	Person in charge of accounting function	Person in charge of accounting department
Yuan Guangyu	Zhong Hua	Chen Linting

Consolidated Income Statement

January to September 2007

Prepared by: China Oilfield Services Limited Unit: Yuan Currency: RMB (Unaudited)

Items	Amounts of the period(July to September)	Amounts of the previous period(July to September)	Amounts from the begining of the year to end of the reporting period (January to September)	Amounts from the begining of the year to end of the reporting period last year(January to September)
Revenue	2,294,844,714	1,662,640,240	6,659,250,581	4,602,616,275
Minus: Cost of sales	(1,299,817,278)	(1,044,379,794)	(3,899,671,990)	(3,126,342,727)
Sales taxes and others	(57,668,572)	(44,788,117)	(167,430,423)	(121,225,062)
Selling and distribution costs	(753,793)	(830,980)	(2,160,891)	(2,331,194)
Administrative expenses	(53,001,483)	(46,094,781)	(171,315,593)	(130,788,466)
Finance expenses	(39,842,711)	(17,496,595)	(72,143,753)	(45,470,896)
Impairment losses relating to assets	300,000	-	(1,945,708)	(850,879)
Add: Investment income/(loss)	50,367,366	20,290,221	98,191,128	76,865,099
Including: Investment income from jointly-controlled entities	48,683,733	19,110,247	96,507,495	76,055,496
Operating profit	894,428,243	529,340,194	2,442,773,351	1,252,472,150
Add: Non-operating income	3,895,514	2,501,690	6,339,937	11,337,857
Minus: Non-operating expenses	(487,811)	(622,129)	(13,123,302)	(2,576,136)
Including: Disposal loss on non-current assets	(361,437)	(471,333)	(12,460,120)	(1,255,554)
Profit before tax	897,835,946	531,219,755	2,435,989,986	1,261,233,871
Minus: Income tax expenses	(293,707,238)	(182,550,540)	(736,312,688)	(242,284,064)
Net profit	604,128,708	348,669,215	1,699,677,298	1,018,949,807
Including: Net profit attributable to equity holders of the parent	604,128,708	348,444,424	1,699,677,298	1,018,725,016
Minority interests	-	224,791	-	224,791
Profit for the year				
Earnings per share	0.15	0.09	0.42	0.25

Corporate Representative	Person in charge of accounting function	Person in charge of accounting department
Yuan Guangyu	Zhong Hua	Chen Linting

Income Statement of the parent company

January to September 2007

Prepared by: China Oilfield Services Limited

Unit: Yuan Currency: RMB (Unaudited)

Items	Amounts of the period(July to September)	Amounts of the previous period(July to September)	Amounts from the begining of the year to end of the reporting period (January to September)	Amounts from the begining of the year to end of the reporting period last year (January to September)
Revenue	2,140,481,509	1,589,565,362	6,165,269,816	4,274,040,125
Minus: Cost of sales	(1,125,319,407)	(940,241,424)	(3,396,097,769)	(2,781,101,900)
Sales taxes and others	(57,593,554)	(44,755,357)	(167,306,168)	(121,169,030)
Selling and distribution costs	(441,902)	(794,323)	(1,517,075)	(2,124,914)
Administrative expenses	(45,457,361)	(37,104,047)	(146,389,647)	(109,700,819)
Finance expenses	(39,568,434)	(20,926,279)	(82,248,351)	(53,571,012)
Impairment losses relating to assets	300,000	-	(1,945,708)	(850,879)
Add: Investment income/(loss)	40,343,989	22,508,362	95,634,107	79,695,287
Including: Investment income from jointly-controlled entities	39,392,331	21,328,388	93,950,475	78,885,684
Operating profit	912,744,840	568,252,294	2,465,399,205	1,285,216,858
Add: Non-operating income	3,895,514	2,580,362	6,339,937	11,337,857
Minus: Non-operating expenses	(477,052)	(625,355)	(13,103,806)	(1,905,685)
Including: Disposal loss on non-current assets	(361,437)	(464,278)	(12,460,120)	(1,239,747)
Profit before tax	916,163,302	570,207,301	2,458,635,336	1,294,649,030
Minus: Income tax expenses	(291,171,336)	(180,864,403)	(714,431,031)	(221,154,963)
Net profit	624,991,966	389,342,898	1,744,204,305	1,073,494,067

Corporate Representative	Person in charge of accounting function	Person in charge of accounting department
Yuan Guangyu	Zhong Hua	Chen Linting

Cash Flow Statment

January to September 2007

Prepared by: China Oilfield Services Limited Unit: Yuan Currency: RMB (Unaudited)

Items	Consolidated Amounts for the period		Company Amounts for the period	
	Amounts from the begining of the year to end of the reporting period	Amounts from the begining of the year to end of the reporting period last year	Amounts from the begining of the year to end of the reporting period	Amounts from the begining of the year to end of the reporting period last year
1. Cash flow from operating activities				
Cash received from sales of goods and rendering of services	5,946,136,121	4,164,487,616	5,310,581,680	3,438,988,623
Refund of taxe and levy	8,003,611	159,067,677	8,003,611	159,067,677
Other cash received relating to operating activities	66,950,381	100,466,954	56,361,910	69,623,024
Sub-total of cash inflows of operating activities	6,021,090,113	4,424,022,247	5,374,947,201	3,667,679,324
Cash paid for goods purchase, sevices acquired	(2,614,219,155)	(1,664,422,087)	(2,170,115,356)	(1,167,177,691)
Cash paid to or on behalf of employees	(825,166,046)	(725,141,202)	(804,984,210)	(659,481,358)
Taxes paid	(859,773,391)	(565,426,411)	(808,288,446)	(496,901,282)
Other cash paid in relation to operating activies	(260,486,942)	(455,544,081)	(237,255,911)	(195,929,062)
Sub-total of cash outflows of operating activities	(4,559,645,534)	(3,410,533,781)	(4,020,643,923)	(2,519,489,393)
Net cash flow from operating activities	1,461,444,579	1,013,488,466	1,354,303,278	1,148,189,931
2. Cash flow from investment activities:				
Cash received from investments	75,000,000	-	75,000,000	-
Cash from investment income	58,893,673	46,374,147	58,893,673	46,374,147
Other Cash received from investing activities	-	-	-	-
Cash received from interest of deposit	14,164,388	12,220,352	9,581,123	7,669,018
Cash received from disposals of fixed assets	10,326,875	14,563	10,326,728	14,563
Sub-total of cash inflow of investment activities	158,384,936	58,609,062	153,801,524	54,057,728
Cash paid to purchases of fixed assets,intangible assets and other long term	(1,773,210,654)	(1,264,291,245)	(1,707,350,819)	(1,262,741,907)

assets				
Cash paid to investments	(350,081,179)	(666,286,266)	(302,332,900)	(502,527,969)
Sub-total of cash outflow of investment activities	(2,123,291,833)	(1,930,577,511)	(2,009,683,719)	(1,765,269,876)
Net cash flow from investment activities	(1,964,906,897)	(1,871,968,449)	(1,855,882,195)	(1,711,212,148)
3. Cash flows from financing activities				
Cash received from the research and development projects funding	39,240,000	19,850,000	39,240,000	19,850,000
Proceeds in cash from investments	6,613,625,000	-	6,613,625,000	-
Cash received from borrowings	1,994,000,000	1,565,000,000	1,994,000,000	1,565,000,000
Sub-total of cash inflow of financing activities	8,646,865,000	1,584,850,000	8,646,865,000	1,584,850,000
Cash paid for repayment of indebtedness	(1,350,000,000)	-	(1,350,000,000)	-
Cash payments for distribution of dividends, profits or interest expenses	(240,001,500)	(164,409,715)	(240,001,500)	(164,409,715)
Cash paid for payments of interest	(29,549,165)	-	(29,549,165)	-
Cash paid for other financing activities	(20,353,730)	-	(20,353,730)	-
Sub-total of cash outflow of financing activities	(1,639,904,395)	(164,409,715)	(1,639,904,395)	(164,409,715)
Net cash flow from financing activities	7,006,960,605	1,420,440,285	7,006,960,605	1,420,440,285
4. Effect of exchange rate changes on cash	(38,394,260)	(37,972,906)	(22,298,530)	(22,409,682)
5. Net increase/(decrease) in cash and cash equivalents	6,465,104,027	523,987,396	6,483,083,158	835,008,386
Add: Balance of cash and cash equivalent at the beginning of the period	2,331,908,318	1,014,887,924	2,000,645,111	927,323,418
6. Balance of cash and cash equivalents at the end of the period	8,797,012,345	1,538,875,320	8,483,728,269	1,762,331,804

Corporate Representative	Person in charge of accounting function	Person in charge of accounting department
Yuan Guangyu	Zhong Hua	Chen Linting

File No: 82-34696

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

COSL

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

COMPLETION OF A SHARE ISSUE

The A Shares of the Company will be listed on the Shanghai Stock Exchange on 28 September 2007.

Reference is made to the announcement of the Company dated 23 March 2007, the circular of the Company dated 20 April 2007 (the "**Circular**"), the announcements of the Company dated 6 September 2007, 11 September 2007, 18 September 2007 and 21 September 2007 in relation to the proposed A Share Issue. Unless otherwise provided, capitalised terms used in this announcement shall have the same meaning as those defined in the Circular.

The Board is pleased to announce that the A Share Issue has been completed and the A Shares of the Company will list and commence trading on the Shanghai Stock Exchange on 28 September 2007. The key information in respect of the A Share Issue is as follows:

Place of listing:	Shanghai Stock Exchange
Date of listing:	28 September 2007
Stock Name:	中海油服 (China Oilfield Services Limited)
Stock Code:	601808
Number of A Shares:	500,000,000 A Shares

Total number of issued shares in the Company after the A Share Issue will be 4,495,320,000 shares, comprising 1,534,852,000 H Shares and 2,960,468,000 A Shares, of which 2,460,468,000 A Shares are held by China National Offshore Oil Corporation ("**CNOOC**").

The total net proceeds from the A Share Issue is RMB 6,598,755,426.

Set out below is the change in the shareholding structure of the Company immediately after completion of the A Share Issue:

	Before the A Share Issue A Share Issue		**Immediately after completion of the**	
	Number of Shares	*%*	*Number of Shares*	*%*
H Shares	1,534,852,000	38.42	1,534,852,000	34.14
Domestic Shares	2,460,468,000	61.58	–	–
A Shares				
– held by CNOOC	–	–	2,460,468,000	54.74
– A Shares issued pursuant to the A Share Issue	–	–	500,000,000	11.12
Total number of Shares	3,995,320,000	100.00	4,495,320,000	100.00

In accordance with the relevant PRC laws and regulations and the rules and requirements of the CSRC and the Shanghai Stock Exchange, after approval by the Relevant Authorities, all Domestic Shares of the Company issued before the A Share Issue, i.e. the 2,460,468,000 Domestic Shares held by CNOOC, have been registered with the China Securities Depository and Clearing Corporation Limited as circulative A Shares with restrictive trading period of 36 months commencing from the date of listing of the A Shares on the Shanghai Stock Exchange (the "**Listing Date**"). During this period, the A Shares held by CNOOC, may not be transferred or otherwise disposed by CNOOC or repurchased by the Company.

150,000,000 A shares that have been placed with target places off-line will be subject to a lock-up period of 3 months from the Listing Date. The other 350,000,000 A Shares are not subject to any lock-up period.

An announcement regarding completion of the A Share Issue will be published in several newspapers in the PRC such as the China Securities Journal(中國證券報), Shanghai Securities News(上海證券報), the Securities Times(證券時報) and the Securities Daily(證券日報) on 27 September 2007. The announcement, together with the final prospectus for the A Share Issue, can also be viewed at the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of The Stock Exchange of Hong Kong Limited from 27 September 2007.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

26 September 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL


2007
年中期报告 INTERIM REPORT

FINANCIAL HIGHLIGHTS

1. Turnover increased by 48.6% to RMB 4,254.6 million

2. Profit from operations increased by 120.0% to RMB 1,520.7 million

3. Profit attributable to shareholders surged 63.4% to RMB 1,095.6 million

4. Basic earnings per share were RMB 27.42 cents

CONTENTS

Dear Shareholders

In the first half of 2007, each businesses of the Company realized relatively fast growth. Production operation was excellent, and operating results again broke new heights for the same period in history.

Operating results again broke historical new heights. In the first half of the year, turnover of the Company reached RMB 4,254.6 million, representing an increase of 48.6% over the same period last year. Operating profit reached RMB 1,520.7 million, representing an increase of 120.0%. Net profit of the Company was RMB 1,095.6 million, representing a growth of 63.4%. Earnings per share were RMB 27.42 cents, representing an increase of 10.64 cents. All indicators were recorded at historical high level.

Outstanding performances in four major business segments. In the first half of the year, four major business segments of the Company achieved outstanding performances. Turnover for drilling services business, well services business, marine support and transportation services business and geophysical business reached RMB 2,049.2 million, RMB 833.7 million, RMB 612.9 million and RMB 758.8 million respectively, representing a 50.2%, 37.4%, 25.1% and 88.5% increase over the same period last year. The growth was mainly attributable to the increase in service pricing and growth in service volume. In addition, contribution from new equipment was remarkable. In the first half of 2007, income received from COSL941 was RMB148.5 million, and income received from 3-dimensional collection by COSL718 was RMB 184.4 million.

Steady development in overseas markets. In the first half of 2007, overseas markets continued to develop steadily. Revenue from overseas operation was RMB 769.7 million, representing an increase of 35.1% over the same period last year, and accounted for 18.1% of net sales revenue of the Company. Three out of our four module rigs built by COSL for Pemex, an oil and gas company in Mexico, had commenced operation in offshore Mexico and are receiving day rate. Currently, the project is in good progress. In addition, well services achieved relatively extensive development overseas. In February 2007, we entered into a Papua New Guinea LIHIR cementing operating contract with PNOC-EDC (the Philippines National Petroleum Company) involving a total of 20 wells. The Company developed steadily in overseas market.

Multi-channel, low cost financing, accelerated technological progress. In the first half of 2007, the Company continued multi-channel financing, and accelerated technological progress. In February 2007, we borrowed a strategic loan of RMB 344.0 million from Import and Export Bank of China. In May 2007, the Company issued bonds with an amount of RMB 1,500.0 million at a nominal interest rate of 4.48% per annum. These financing were mainly applied in a 400-feet jack-up rig under construction and construction of module rigs in Mexico, purchase of logging and well completion services equipment, chemical tankers and supporting vessels, as well as the modification of geophysical vessels with six and eight cables. In addition, the plan to raise funds by issuing not more than 820 million A Shares of the Company was approved in the shareholders' general meeting. An application was already submitted officially to China Securities Regulatory Commission.

Technology as driving force becoming stronger. In the first half of 2007, there were remarkable progresses in scientific research made by the Company. There

were six patents first registered. Enhanced Logging Image System (ELIS) gradually improved from conventional logging at prescribed distance to include high end logging equipment such as FET, FCT and sound wave image formation. FET commenced offshore operation for the first time at 100% acceptance rate. Water absorbent gelation workover fluids operation in the western Bohai area became mature. The oil companies already included this mean as an essential one to retain oil reseve during the repair of the well in the area. Driven by high-end technologies, the competitiveness of the Company in well services gradually enhanced.

QHSE further enhanced. The Company has been placing a lot of emphasis to safety production. Whilst the Company continuously enhanced QHSE administration system, safety culture was established, safety awareness was strengthened and safety liability was finalized. We firmly devote to safety production as a conventional task. In the first half of 2007, whilst it was operating at 100% capacity, the OHSA indicator of the Company was 0.19. It was lower than 0.3 of the same period last year which fulfilled QHSE target of the Company for the year. In addition, in the first half of the year, the achievements made by the Company in terms of energy saving and consumption reduction was remarkable, with unit output energy consumption at 0.3679, which was 26.4% lower than that in the same period last year. Unit added value consumption was 0.618, which was 27.8% lower than that in the same period last year. 3,876 tonnes of standard coal were saved, which successfully completed the energy saving targets. At the same time, we contributed positively to energy saving and consumption reduction work in the oil services industry of the country.

Looking forward into the second half of the year, there will continue sustainable growth in global oil and gas exploration and development. Rapid growth in market demand provides good opportunities for the business development of the Company. We will continue to capitalize from favourable market environment so as to consolidate our work. We will actively pursue for and continuously enhance the value of the Company. Through proactively implementing economic, environmental and social obligations, we will return the shareholders, the society and the staff with excellent operating results.



Yuan Guangyu
Chief Executive Officer
Hong Kong 28 August 2007

BUSINESS REVIEW

In the first half of 2007, as oil prices remain at a high level and global demand for oilfield services is robust, the oil and gas development activities in offshore china and worldwide are highly dynamic.

DRILLING BUSINESS SEGMENT:

In the first half of 2007, the turnover of drilling business was RMB2,049.2 million, an increase of RMB684.8 million or 50.2% compared to RMB1,364.4 million over the same period last year. The increase was mainly attributable to the increase in average day rate for drilling rigs and operation.

The coastal oil and natural gas exploration and production business of China remained robust, which resulted in excess demand for the drilling rig. As of 30 June 2007, we operated a total of 15 drilling rigs (including 1 leased rig). Of these rigs, 8 were located in the Bohai Bay, China, 5 were located in the South China Sea, 1 was located in offshore Indonesia and 1 in offshore Australia.

In the first half of the year, average day rate for our rigs was US$82,836/day (calculated according to the exchange rate of US$1 to RMB7.6155 as at 29 June 2007), which was a 34.4% increase from US$61,653/day of the same period last year. Of the increase, the average day rate for jack-up rigs was US$68,235/day, which was a 37.4% increase from US$49,663/day of the same period last year. Average day rate for semi-submersible rigs was US$141,746/day, up by 29.2% from US$109,723/day of the same period last year.

The increase in operation was the other key factor for the increase in turnover of drilling service. In the first half of 2007, our drilling rigs operated a total of 362 and 2,296 days for overseas and China markets respectively. These added up to a total of 2,658 operating days, up by 434 days compared to 2,224 days over the same period last year. Of which, jack-up rigs contributed 350 days to the increase. The increase was mainly due to the commencement of operation of China's first 400-feet cantilever jack-up rig (COSL941) on 25 June 2006 which contributed 176 operating days to the increase, and reduced 174 days of maintenance. Semi-submersible rigs had 84 more operating days, which was mainly due to a decrease of 84 maintenance days compared to the corresponding period last year. In the first half of 2007, the average calendar day utilization rate reached 97.9%, an increase of 10.3% compared to the same period last year. Utilization rates for jack-up rigs and semi-submersible rigs were 98.1% and 97.2% respectively. The available day utilization rate of both jack-up rigs and semi-submersible rigs reached 100%, same as that over the same period last year.

In addition, in the first half of the year, three out of our four module rigs servicing Pemex, an oil and gas company in Mexico, had commenced operation in offshore Mexico. Currently, the project is in good progress.

Furthermore, we achieved more outstanding development in well workover in the first half of 2007. We completed well workover operation of 7,610 team days, up by 24.5% from 6,112 team days of the same period last year. The increase mainly came from the expansion of business in China.

With respect to our integrated services, in the first half of 2007, we provided integrated project management such as drilling, and well workover to

selected customers. A total of 3 integrated project management contracts were executed, realizing contract income of RMB263.0 million, a decrease of RMB117.6 million compared to RMB380.6 million over the same period last year.

WELL SERVICES BUSINESS SEGMENT:

In the first half of 2007, turnover of well services was RMB833.7 million, an increase of RMB227.0 million or 37.4% compared to RMB606.7 million over the same period last year. The increase was mainly due to the increase of exploration conducted by oil companies, which increased the demand for well services.

In the first half of 2007, in addition to providing logging, drilling fluids, directional drilling, cementing and well completion, we actively explored overseas market and made new breakthrough in overseas markets for its well services business segment. In February 2007, we entered into a Papua New Guinea LIHIR cementing operating contract with PNOC-EDC (the Philippines National Petroleum Company), which has a term of 2 years, involving a total of 20 wells.

LOGGING

In the first half of 2007, 462 logging trips were completed, an increase of 112 trips, or 32.0%, from 350 trips over the same period last year. Turnover from logging services amounted to RMB177.1 million, an increase of RMB42.6 million, or 31.7% from RMB134.5 million over the same period last year. The increase in turnover from logging business was mainly attributable to the increase of logging operation.

DRILLING FLUIDS

In the first half of 2007, drilling fluids services for a total of 139 wells was offered, down by 30 wells from the 169 wells over the same period last year. Turnover from drilling fluids services amounted to RMB177.1 million, an increase of RMB57.1 million, or 47.6% from RMB120.0 million over the same period last year. The increase was mainly derived from the application of high technology material and increase of service cost.

DIRECTIONAL DRILLING

In the first half of 2007, directional drilling services were performed on 248 wells, an increase of 147 wells from 101 wells over the same period last year. Turnover from directional drilling services was RMB161.6 million, an increase of RMB27.1 million, or 20.1% from RMB134.5 million over the same period last year. The increase was mainly due to the return of NH2 operating in the PRC and commencement of COSL941.

CEMENTING

In the first half of 2007, cementing services on a total of 238 wells were completed, 103 wells more than the 135 wells were completed over the same period last year. Turnover from cementing totaled RMB167.8 million, an increase of RMB26.6 million, or 18.8% from RMB141.2 million in the same period last year. The increase in turnover from cementing business was mainly attributable to the increase of operation in China and commencement of operation in overseas Papua New Guinea.

WELL COMPLETION AND OTHER WELL SERVICES

In the first half of 2007, turnover from well completion and other well services was RMB150.1 million, an increase of RMB73.6 million or 96.2% compared to RMB76.5 million over the same period last year. The increase was mainly due to the development of well completion business.

MARINE SUPPORT AND TRANSPORTATION SERVICES BUSINESS SEGMENT:

In the first half of 2007, turnover of marine support and transportation was RMB612.9 million, an increase of RMB123.0 million or 25.1% from RMB489.9 million over the same period last year. The increase in turnover was mainly due to the increase of service cost of marine support and transportation services and the commencement of operation of new supporting vessels COSL671 and COSL672.

As of the first half of 2007, the Company owned 70 supporting vessel of which 2 were new, 5 oil tankers, 4 chemical tankers of which 3 were new. Average day rate for our rigs was US$1.24/kw day, which was a 34.8% increase over the same period last year.

In the first half of 2007, we had operated for 11,925 days, an increase of 2.5% compared to 11,632 days over the same period last year. The available day utilization rate was 99.5%, an increase of 1.1% over the same period last year. The average calendar day utilization rate was 94.3%, same as that over the same period last year.

In the first half of 2007, gross transportation volume of oil tankers was 495,391 tons, a 33.1% decrease from 740,910 tons over the same period last year, which was mainly due to decrease of market demand.

In the first half of 2007, gross transportation volume of chemical tankers was 381,270 tons, an increase of 161,920 tons or 73.8% compared to 219,350 tons over the same period last year, which was mainly due to the enormous demand of chemicals transportation market.

GEOPHYSICAL BUSINESS SEGMENT:

In the first half of 2007, turnover of geophysical service reached RMB758.8 million,an increase of RMB356.3 million or 88.5% compared to RMB402.5 million over the same period last year. The increase in turnover was mainly due to market expansion and increase in operation.

SEISMIC SERVICES

In the first half of 2007, our Company owned a total of 7 seismic vessels and 4 geotech survey vessels. Under favourable market atmosphere, our geophysical business achieved outstanding results.

With COSL718, a 6-streamer seismic vessel, officially commenced operation and the renovated Binhai 512, 3D seismic data collection operations increased substantially in the first half of 2007 to a coverage of 5,691 sq. kilometers, representing an increase of 62.9% compared to 3,494 sp. kilometers over the same period last year. The collection volume of 2D seismic data was 22,912 kilometers, down by 24.2% compared to 30,229 kilometers over the same period last year, which was mainly because some vessels switched operation to 3D seismic data collection. 2D seismic data processing volume was 6,157 kilometers, an increase of 102.9% compared to 3,035 kilometers over the same period last year. 3D seismic data processing volume was 2,637 sq. kilometers, an increase of 103.5% compared to 1,296 kilometers over the same period last year.

SURVEYING SERVICES

In the first half of 2007, turnover from surveying services totaled RMB106.3 million, an increase of RMB35.4 million or 49.9% million compared to RMB70.9 million over the same period last year. The increase was mainly attributable to increase in operation.

FINANCIAL REVIEW

TURNOVER

The turnover of the Company for the first half of 2007 was RMB4,254.6 million, an increase of RMB1,391.1 million or 48.6% compared to RMB2,863.5 million over the same period last year. The increase was mainly due to effective operation of new equipment, development of overseas market and benefited from the increase in services price.

Operating income of each business segment — Unit: RMB million

Item	As of 30 June 2007	As of 30 June 2006	Change (%)
Drilling services	2,049.2	1,364.4	50.2
Well Services	833.7	606.7	37.4
Marine support and transportation services	612.9	489.9	25.1
Geophysical services	758.8	402.5	88.5
Total	4,254.6	2,863.5	48.6

OPERATING EXPENSES

In the first half of 2007, growth in costs was lower than that of turnover due to the effective cost control by the Company. We recorded total operating expenses of RMB2,736.4 million in the first half of 2007, representing an increase of RMB555.3 million or 25.5% from RMB2,181.1 million in the same period last year.

Operating expenses of each business segment — Unit: RMB million

Item	As of 30 June 2007	As of 30 June 2006	Change (%)
Drilling services	1,190.2	930.4	27.9
Well Services	720.4	538.1	33.9
Marine support and transportation services	440.3	379.6	16.0
Geophysical services	385.5	333.0	15.8
Total	2,736.4	2,181.1	25.5

The increase in operating expenses was mainly attributable to higher depreciation expenses, staff cost, consumption of materials and other services, sub-contracting expenses, leasing expenses and other operating expenses as a result of using new equipment and the increase in business volume. Of the increase, depreciation charges were RMB504.6 million, representing an increase of 17.1% over the same period last year. The increase mainly came from the new module rigs in Mexico, COSL941, the renovation of Binhai 512, COSL 718 and the purchase of new equipments. Labour costs amounted to RMB566.9 million, representing an increase of 16.5%. The increase was resulted from additional staff in facilitating the functioning of new facilities and expansion into overseas markets. Consumption of materials and other services amounted to RMB1,036.7 million, representing an increase of 35.2%, mainly due to the increase in the workload resulting in the corresponding increase in the consumption of materials and other services, as well as the rise of material prices. Sub-contracting expenses reached RMB133.2 million, representing an increase of 45.1%, mainly due to the inability of existing high-end equipments to meet the operational needs amid the increase in business volume. Leasing expenses were RMB179.7 million, representing an increase of 36.3%, mainly due to the increase in the leasing days of drilling rigs and seismic data collection standby vessels to meet operational needs, as well as the rise of the leasing prices. Other operating expenses were RMB184.9 million, representing a rise of 61.9%, mainly due to the increases in travel expenses and related expenses of overseas markets amid the business development of the Company.

OPERATING EXPENSES FROM THE DRILLING SEGMENT

In the first half of 2007, the operating expenses from the drilling services were RMB1,190.2 million, representing an increase of RMB259.8 million or 27.9% from RMB930.4 million over the same period last year. The increase was mainly attributable to higher depreciation expenses, staff cost, consumption of materials and other services, leasing expenses and other operating expenses. Of the increase, depreciation charges were RMB238.3 million, representing a rise of 26.1%. The increase mainly came from the new drilling vessel COSL941 and the module rigs in Mexico. Labour costs amounted to RMB256.9 million, representing an increase of 16.1%. The increase arose

from additional staff to facilitate the functioning of new facilities. Consumption of materials and other services amounted to RMB455.3 million, representing an increase of 50.4%, mainly due to the increase in the workload and the rise of material prices. Leasing expenses were RMB77.7 million, representing an increase of 30.8%, mainly due to a rise in lease expense for the leased drilling vessels. Other operating expenses were RMB101.0 million, representing an increase of RMB48.5 million or 92.3%, mainly due to the increases in travel expenses and related expenses of overseas markets amid the business development.

OPERATING EXPENSES FROM THE WELL SERVICES SEGMENT

In the first half of 2007, the operating expenses from the well services were RMB720.4 million, representing an increase of RMB182.3 million or 33.9% from RMB538.1 million in the first half of 2006. The increase was mainly attributable to higher depreciation expenses, staff cost, repairing costs, consumption of materials and other services, leasing expenses and other operating expenses. Of the increase, depreciation charges were RMB101.5 million, representing a rise of 34.3%, mainly due to the increase in depreciation charges resulting from the purchase of logging, well completion and cementing equipments. Labor costs amounted to RMB108.4 million, representing an increase of 24.0%. The increase arose from additional staff amid the increase in workload. Repairing costs amounted to RMB7.8 million, representing an increase of 137.6%, mainly due to the decrease in repairs for the same period last year according to the repairing schedule. Consumption of materials and other services amounted to RMB315.3 million, representing an increase of 27.0%, mainly due to the increase in the workload resulting in the rise of material prices. Sub-contracting expenses reached RMB108.0 million, representing an increase of 61.7%, mainly due to the inability of existing high-end equipments to meet the operational needs and the increase in workload. Other operating expenses were RMB48.0 million, representing an increase of 83.0%, mainly due to the disposals of certain idle assets and the increases in travel expenses and related expenses of overseas markets resulted from the need of business development.

OPERATING EXPENSES FROM THE MARINE SUPPORT AND TRANSPORTATION SEGMENT

In the first half of 2007, the operating expenses from the marine support and transportation services were RMB440.3 million, representing an increase of RMB60.7 million or 16.0% from RMB379.6 million over the same period last year. The increase was mainly attributable to higher repairing costs, consumption of materials and other services and leasing expenses compared with the same period last year. Of the increase, repairing costs amounted to RMB30.4million, representing an increase of 36.5%, mainly due to the increase in the repairing days in the first half of this year compared with the same period last year according to the repairing schedule. Consumption of materials and other services amounted to RMB118.9 million, representing an increase of 47.5%, mainly due to the rise of material prices and the increase in the repairing days. Lease expenses were RMB50.8 million, representing an increase of 65.4%, mainly due to the increase in the number of leased chemical tankers to meet the demand in the chemical transportation market.

OPERATING EXPENSES FROM THE GEOPHYSICAL SEGMENT

In the first half of 2007, the operating expenses from the geophysical service were RMB385.5 million, representing an increase of RMB52.5 million or 15.8% from RMB333.0 million in the same period last year. The increase was mainly attributable to higher depreciation expenses, staff cost, consumption of materials and other services and leasing expenses compared with the same period last year. Of the increase, depreciation charges were RMB68.7 million, representing a rise of 23.2% compared with the same

period last year. The increase mainly came from the modification of the seismic vessel COSL718 and Binhai 512. Labor costs amounted to RMB82.8 million, representing an increase of 24.8% compared with the same period last year. The increase arose from additional staff to cater for the increase in workload. Consumption of materials and other services amounted to RMB147.1 million, representing an increase of 9.1% compared with the same period last year, mainly due to the increase in the operation volumes resulting in the increase in the consumption of materials. Leasing expenses were RMB28.9 million, representing an increase of 46.2% compared with the same period last year, mainly due to the increase in workload resulting in a rise in the lease expense for standby vessels and positioning vessels.

OPERATING PROFIT

In the first half of 2007, we achieved an operating profit of RMB1,520.7 million, representing an increase of RMB829.4 million or 120.0% compared to RMB691.3 million the same period last year. The increase in operating profit was primarily attributable to the functioning of new equipments for drilling segment, marine support and transportation segment and the rise of prices, the enhancement of equipment efficiencies for geophysical segment, the increase in the domestic operation volumes of the well services segment and the utilization of high quality materials. Of the increase, drilling segment recorded an operating profit of RMB859.3 million, representing an increase of RMB425.2 million or 97.9% compared to RMB434.1 million over the same period last year. Marine support and transportation segment recorded an operating profit of RMB173.2 million, representing an increase of RMB62.8 million or 56.9% compared to RMB110.4 million the same period last year. Operating profit from well services segment amounted to RMB113.6 million, representing an increase of RMB36.6 million or 47.6% compared to RMB77.0 million for the same period last year. Operating profit from geophysical segment amounted to RMB374.6 million, representing an increase of RMB304.8 million or 436.6% compared to RMB69.8 million over the same period last year.

FINANCIAL EXPENSES

In the first half of 2007, net financial expenses amounted to RMB30.3 million, representing an increase of RMB12.5 million or 70.2% compared to RMB17.8 million over the same period last year. Major reasons for the increase include an increase in the net loss of foreign exchange by RMB19.2 million. However, interest expenses on loans decreased by RMB5.2 million as RMB22.0 million borrowing costs have been capitalized in the addition of property, plant and equipment, and interest income increased by RMB1.5 million.

SHARE OF PROFIT FROM JOINT VENTURES

In the first half of 2007, our share of profit from joint ventures amounted to RMB47.8 million, representing a decrease of RMB8.8 million or 15.5% compared to RMB56.6 million for the same period last year. It was mainly due to the decrease in profit recorded by CNOOC-Otis Well Completion Services Limited and China Nanhai-Magcobar Mud Corporation Limited in the period.

INCOME TAX

In the first half of 2007, tax expenses of the Company amounted to RMB442.6 million, representing an increase of RMB382.9 million or 641.4% compared to RMB59.7 million for the same period last year. The main reason was that the Company recorded a tax credit for advanced technology enterprise under the preferential tax treatment authorized by tax authority for the year 2005 which reduced income tax expenses by RMB176.0 million in the first half of the 2006, and the Company had applied advanced technology enterprise tax benefit in respect of the financial year ended 31 December 2006, the outcome has not been ascertained.

PROFIT AFTER TAX

In the first half of 2007, our profit after tax was RMB1,095.6 million, representing an increase of RMB425.3 million or 63.4% compared to RMB670.3 million for the same period last year.

CASH FLOW

Our cash and cash equivalent were RMB2,192.3 million at the beginning of 2007. Net cash inflow from operations for the period was RMB895.9 million. Net cash outflow regarding investment activities was RMB1,943.1 million and net cash inflow from financing activities was RMB382.5 million. Cash outflow from exchange rate movement was RMB19.0 million. As at 30 June 2007, our cash and cash equivalent were RMB1,508.5 million.

CAPITAL EXPENDITURE

Capital expenditure in the first half of 2007 was RMB995.3 million. Among this, RMB516.3 million was spent on drilling sector mainly for a 400-feet jack-up rig currently under construction and the construction of the module rigs in Mexico. RMB187.2 million was spent on well services segment, mainly for the purchase of well facilities including well testing systems and well cementing facilities. RMB98.6 million was spent on marine support and transportation segment, mainly used to purchase chemical tankers and utility vessels. RMB193.2 million was spent on geophysical segment, mainly for modifying 8-streamer geophysical vessels.

CASH INFLOW FROM FINANCING ACTIVITIES

In the first half of 2007, net cash inflow from financing activities amounted to RMB382.5 million. Sources of financing including the issue on 18 May 2007 of a debenture with a nominal interest rate of 4.48% and a total amount of RMB1,500.0 million and the borrowing on February 2007 of a strategic loan with a total amount of RMB344.0 million from the Export-Import Bank of China for purchasing and construction the module rigs in Mexico. Cash outflows were mainly made up of repayment of amount due to CNOOC, repayment of short-term loans and payment of dividends of RMB200.0 million, RMB1,150.0 million and RMB239.7 million respectively.

BUSINESS OUTLOOK

Looking forward, the global economy will probably continue its steady growth in the second half of this year, while fast expanding economies such as China and India will maintain a faster growth rate. At the same time, as the consumption of crude oil keeps on rising in regions like Asia Pacific and North America, it is expected that international crude oil price will remain at a high level. Exploration and development activities in respect of oil and natural gas fields are also expected to maintain its booming trend.

With a promising environment, the utilization rate of our heavy facilities such as drilling vessels, well utility vessels, transportation vessels and geophysical vessels is expected to remain at a high level. The Company will continue to adopt flexible operational strategy, deepen reforms, enhance management, optimize the deployment of resources, improve its organisation structure and have its production and operation activities well arranged. The Company also enhance the construction of its QHSE management system, focus on energy saving, environmental protection, so as to establish a resource-saving and environmentally-friendly enterprise. While maintaining our leading position in offshore China, we will actively develop our overseas operation. At the same time, we will continue to expand equipment and input of technological research and development, accelerate the construction of new equipment with emphasis on aspects like technological innovation to further improve our operational efficiency.

In the second half of 2007, the Company will continue to work hard, actively develop and even better returns for our shareholders.

AUDIT COMMITTEE

The audit committee comprises of three independent non-executive directors of the Company. The audit committee has reviewed the accounting principles and practices adopted by the Group as well as the internal control and financial reporting matters. The interim results for the six months ended 30 June 2007 have not been audited but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Hong Kong Institute of Certified Public Accountants. The unaudited interim financial report for the period ended 30 June 2007 has been reviewed by the audit committee.

CORPORATE GOVERNANCE PRACTICES

For the six months ended 30 June 2007, the Company has complied with the Code on Corporate Governance Practices as stated in Appendix 14 of the Listing Rules, save for provision E.1.2.

Pursuant to provision E.1.2 of the Code on Corporate Governance Practices, the chairman of the board should attend the annual general meeting of the Company. Mr. Fu Chengyu, the Chairman of the Company, failed to attend the annual general meeting of the Company held on 6 June 2007 due to an unexpected matter that required his immediate attention. According to the Articles of Association of the Company, the Deputy Chairman of the Company shall preside the general meeting and act as the Chairman of the meeting in the absence of Chairman. Therefore, Mr. Yuan Guangyu, the Deputy Chairman of the Company, was elected the chairman of the above annual general meeting and presided the meeting.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED COMPANIES

Upon specific enquiry to each and every director by the Company, the directors have confirmed that they have, for the six months ended 30 June 2007, complied with the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Listing Rules.

INTERESTS OF SUBSTAINTIAL SHAREHOLDER AND OTHER PERSONS OF THE COMPANY IN SHARES

As at 30 June 2007, so far as is known to any directors and the chief executive of the Company, the following interest or a short position in the share and underlying shares of 5% or more in the issued capital or H share capital of the Company were recorded in the register required to be kept by the Company pursuant to Section 336 of the Security and Future Ordinance (see table 1, page 11) .

Save as disclosed above, the directors are not aware of any other person or corporation that has an interest that was required to be recorded pursuant to Section 336 of the Securities and Futures Ordinance.

PURCHASE, DISPOSAL AND REDEMPTION OF OUR LISTED SECURITIES

Neither the Company nor its subsidiaries have purchased, disposed of or redeemed any of the Company's listed securities during the six months ended 30 June 2007.

Table 1

Name	Capacity and nature of interest	Number and class of shares (Note a)	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corp.	Direct beneficial owner	2,460,468,000(L) Domestic shares	100.00%	61.58%
Fidelity International Limited	Direct beneficial owner	135,664,000(L) H shares	8. 84%	3.4%
Commonwealth Bank of Australia	Interest in a controlled corporation (note b)	121,900,000(L) H shares	7.94%	3.05%
SKAGEN Kon-Tiki Verdipapirfond	Interest in a controlled corporation (note c)	78,236,000(L) H shares	5.10%	1.96%

Notes: (a) "L" denotes long position.

(b) The direct beneficial owners were First State Investments (Hong Kong) Limited, First State Investment Management (UK) Limited and First State Investments International Ltd as well as First State Investments (Singapore),First State Investments (Hong Kong) Limited, First State Investment Management (UK) Limited and First State Investments International Ltd as well as First State Investments (Singapore) are wholly owned by Commonwealth Bank of Australia.

(c) The direct beneficial owner was Stavanger Fondsforvaltning AS, which is a subsidiary of SKAGEN Kon-Tiki Verdipapirfond.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

During the six months ended 30 June 2007, none of the directors and supervisor had any material interest, whether direct or indirect, in any contract that was significant to the Group's business and to which the Company, its controlling shareholder or any of its subsidiaries or subsidiaries of the Group was a party.

DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARE

As at 30 June 2007, none of the directors and supervisors of the Company or any of their associates had any interest or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept by the Company under Section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES OR DEBEUTURES

At no time during the first six months ended 30 June 2007 were any rights granted to any of the directors and supervisors of the Company and their respective associates, to acquire benefit by means of the acquisition of shares in or debentures of the Company, or were any such rights exercised by any such person; nor was the Company, its controlling shareholder or any of its subsidiaries or any of the Group's subsidiaries a party to any arrangement which would enable any of the directors or supervisors of the Company to acquire such rights in any other body corporate.

MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation and arbitration during the six months ended 30 June 2007.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2007, the Group had a total of 6,147 employees, and to enhance the quality and capability of the employees, the Group has organized many professional and comprehensive training programs for our employees, thereby enhancing their personal value and further the performance of the Group.

People is an important asset to a company and the Group has put strong emphasis on the value of each employee. The employees' remuneration is regularly reviewed by the Group according to the job nature, performance, results of the Group as well as market trend, and is evaluated on a regular basis.

GEARING RATIOS

The net current assets of the Group as at 30 June 2007 increased by 385.0% when compared with the net current assets of the Group as at 31 December 2006 to RMB2,216.1 million and the current ratio increased from 1.1 times to 2.1 times when compared with 31 December 2006. The gearing ratio of the Group as at 30 June 2007, which is derived by dividing total interest-bearing bank and other borrowings by total assets, was 17.4%.

DISCLOSURE OF INFORMATION ON THE HKSE'S WEBSITE

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

As at the date of this report, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

By order of the Board



Fu Chengyu
Chairman

Hong Kong
28 August 2007



TO THE BOARD OF DIRECTORS OF CHINA OILFIELD SERVICES LIMITED (THE "COMPANY")
(Established in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 14 to 31, which comprises of the condensed consolidated balance sheet of the Company and its subsidiaries (collectively as the "Group") as of 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants.

The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Ernst & Young

Certified Public Accountants

18th Floor, Two International Finance Center
8 Finance Street, Central
Hong Kong
28 August 2007

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007

	Notes	Six months ended 30 June 2007 (unaudited)	Unit: RMB'000 2006 (unaudited)
REVENUE	3	4,254,644	2,863,539
Other revenues		2,445	8,837
Operating Expenses			
Depreciation		(504,611)	(430,924)
Employee compensation costs		(566,864)	(486,515)
Repair and maintenance costs		(85,929)	(127,062)
Consumption of supplies, materials, fuel, services and others		(1,036,697)	(766,547)
Subcontracting expenses		(133,235)	(91,794)
Operating lease expenses		(179,730)	(131,865)
Other selling, general and administrative expenses		(44,435)	(32,173)
Other operating expenses		(184,921)	(114,215)
Total operating expenses		(2,736,422)	(2,181,095)
PROFIT FROM OPERATING ACTIVITIES		1,520,667	691,281
Exchange losses, net		(32,000)	(12,800)
Finance costs		(8,394)	(13,623)
Interest income		10,058	8,580
Share of profits of jointly-controlled entities		47,824	56,575
PROFIT BEFORE TAX		1,538,155	730,013
Tax	4	(442,605)	(59,734)
NET PROFIT		1,095,550	670,279
Attributable to:			
Equity holders of the Company		1,095,550	670,205
Minority interests		-	74
		1,095,550	670,279
EARNINGS PER SHARE-BASIC	5	27.42 cents	16.78 cents

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2007

Unit: RMB'000

	Notes	30 June 2007 (unaudited)	31 December 2006 (audited)
NON-CURRENT ASSETS			
Property, plant and equipment	6	9,325,277	8,876,894
Interests in jointly-controlled entities		454,292	433,496
Total non-current assets		9,779,569	9,310,390
CURRENT ASSETS			
Inventories		355,911	293,160
Prepayments, deposits and other receivables		175,767	81,730
Accounts receivable	7	1,547,903	987,099
Due from the ultimate holding company		52,999	33,419
Due from other CNOOC group companies	9	6,357	17,455
Available-for-sale financial assets	10	300,000	75,008
Pledged time deposits		11,815	22,466
Cash and cash equivalents		1,823,342	2,309,443
Total current assets		4,274,094	3,819,780
CURRENT LIABILITIES			
Trade payables and other payables	11	1,018,989	1,830,808
Short term debentures	12	-	997,417
Salary and bonus payables	13	262,140	237,636
Tax payable		341,276	54,150
Current portion of long term bank loans	15	200,000	-
Due to the ultimate holding company	8,16	206,248	217,090
Due to other CNOOC group companies	9	29,359	25,769
Total current liabilities		2,058,012	3,362,870
NET CURRENT ASSETS		2,216,082	456,910
TOTAL ASSETS LESS CURRENT LIABILITIES		11,995,651	9,767,300
NON-CURRENT LIABILITIES			
Long-term bonds	14	1,500,000	-
Deferred tax liabilities		274,731	348,756
Interest-bearing bank borrowings	15	744,000	600,000
Long term payable to the ultimate holding company	16	-	200,000
Total non-current liabilities		2,518,731	1,148,756
NET ASSETS		9,476,920	8,618,544
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	17	3,995,320	3,995,320
Reserves	18	5,481,600	4,383,505
Proposed final dividends		-	239,719
TOTAL EQUITY		9,476,920	8,618,544

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2007

Unit: RMB,000

	Attributable to equity holders of the Company								
(unaudited)	Issued share capital	Capital reserve	Statutory reserve funds	Retained earnings	Proposed final dividend	Cumulative translation reserve	Total	Minority interests	Total equity
Balance at 1 January 2007	3,995,320	1,975,810	442,515	1,965,180	239,719	-	8,618,544	-	8,168,544
Net profit for the period	-	-	-	1,095,550	-	-	1,095,550	-	1,095,550
Exchange realignment	-	-	-	-	-	2,545	2,545	-	2,545
Final 2006 dividend paid	-	-	-	-	(239,719)	-	(239,719)	-	(239,719)
As at 30 June 2007	3,995,320	1,975,810	442,515	3,060,730	-	2,545	9,476,920	-	9,476,920

(unaudited)	Issued share capital	Capital reserve	Statutory reserve funds	Retained earnings	Proposed final dividend	Cumulative translation reserve	Total	Minority interests	Total equity
Balance at 1 January 2006	3,995,320	1,975,810	329,714	1,189,690	164,208	-	7,654,742	-	7,654,742
Net profit for the period	-	-	-	670,205	-	-	670,205	74	670,279
Additional capital injection in a subsidiary	-	-	-	-	-	-	-	1,896	1,896
Exchange realignment	-	-	-	-	-	-	-	-	-
Final 2005 dividend paid	-	-	-	-	(164,208)	-	(164,208)	-	(164,208)
As at 30 June 2006	3,995,320	1,975,810	329,714	1,859,895	-	-	8,160,739	1,970	8,162,709

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2007

	Six months ended 30 June	Unit: RMB,000
	2007 (unaudited)	2006 (unaudited)
Net cash inflow from operating activities	895,866	667,535
Net cash outflow from investing activities	(1,943,130)	(663,886)
Net cash (outflow)/inflow before financing activities	(1,047,264)	3,649
Net cash inflow from financing activities	382,502	1,403,724
Net (decrease)/increase in cash and cash equivalents	(664,762)	1,407,373
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,192,312	731,126
Effect of foreign exchange rate changes, net	(19,031)	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,508,519	2,138,499
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and balances with banks and financial institutions	1,835,157	2,266,301
Less: Pledged time deposits for letter of credit facilities	(11,815)	(7,867)
Cash and cash equivalents for the interim condensed consolidated balance sheet	1,823,342	2,258,434
Less: Non-pledged time deposits with original maturity of more than three months when acquired	(314,823)	(119,935)
Cash and cash equivalents for the interim condensed consolidated cash flow statement	1,508,519	2,138,499

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oil field Services Limited (the "Company") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the People's Republic of China (the "PRC").

The Company and its subsidiaries (hereinafter collectively refered to as the "Group") principally engages in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the ultimate holding company of the Company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

As at 30 June 2007, particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly/ indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL America Inc.	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
COSL Chemicals (Tianjin), Ltd. (formerly known as Tianjin Jinlong Petro-Chemical Company Ltd.)	Tianjin, PRC 7 September 1993	100% (b)	RMB4,639,326	Provision of drilling fluids services
COSL (Labuan) Company Limited	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	100%	US$1	Investment holding
COSL (Australia) Pty Ltd.	Australia 11 January 2006	100%	A$10,000	Provision of drilling services in Australia

(a) The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group.

(b) The Group made an additional capital injection of RMB 2,527,968 into Tianjin Jinlong Petro-Chemical Company Ltd. ("Tianjin Jinlong"), the jointly-controlled entity of the Group, on 16 March 2006. After the additional capital injection to Tianjin Jinlong, the percentage of the equity interest directly attributable to the Group increased from 50% to 70%. On 8 December 2006, the Group acquired the other 30% equity interest in Tianjin Jinlong at RMB 2,332,900 in cash, and the company became a wholly-owned subsidiary. On 11 May 2007, the company was re-named to COSL Chemicals (Tianjin), Ltd.

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES continued

As at 30 June 2007, particulars of the jointly-controlled entities are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly/ indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France')	Tianjin, PRC 30 November 1983	50% (a)	US$6,650,000	Provision of mud logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC 25 October 1984	60% (b)	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC -OTIS")	Tianjin, PRC 14 April 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging -Atlas")	Shenzhen, PRC 10 May 1984	50%	US$2,000,000	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("Fugro")	Shenzhen, PRC 24 August 1983	50%	US$1,720,000	Provision of geophysical services
PT Tritunggal Sinergi Company Ltd. ("PTTS")	Indonesia 31 December 2004	55% (b)	US$700,000	Provision of oilfields maintenance services
Eastern Marine Services Ltd. ("Eastern Marine")	Hong Kong 10 March 2006	51% (b) and (c)	HK$1,000,000	Provision of marine supports and transportaion services
COSL-Expro Testing Services (Tianjin) Company Ltd. ("COSL-Expro")	Tianjin, PRC 28 February 2007	50% (a)	US$5,000,000	Provision of well testing services
Atlantis Deepwater Orient Ltd. ("Atlantis Deepwater")	Hong Kong 28 August 2006	50% (d)	HK$1,000	Provision of artificial buoyant seabed unit services

(a) COSL-Expro was spinned off from China-France on 6 February 2007.

(b) In the opinion of the directors, the Company does not have control over Magcobar's, PTTS's and Eastern Marine's financial and operating decisions, and accordingly, the financial statements of Magcobar, PTTS and Eastern Marine have not been incorporated into the Group's consolidated financial statements as subsidiaries. The financial statements of Magcobar, PTTS and Eastern Marine have been dealt with in the Group's consolidated financial statements under the equity accounting method.

(c) Eastern Marine was established by the Group and Trico Marine Service, Inc. ("Trico") in June 2006 to develop international marine support and transportation services. The Group made a capital contribution of US$20.9 million in cash to Eastern Marine in exchange for its 51% interest in Eastern Marine.

(d) Atlantis Deepwater was established by Atlantis Deepwater Technology Holding AS to provide artificial buoyant seabed ("ABS") units and other associated services. On 8 June 2007, Atlantis Deepwater became a jointly-controlled entity of the Group when the Group contributed US$6.27 million in return for a 50% equity interest in Atlantis Deepwater.

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard 34 ("HKAS") "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2006.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006, except for the adoption of the following new changes and amendments mandatory for annual periods beginning on or after 1 January 2007, as follows:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of these new changes and amendments did not affect the Group results of operation or financial position.

During the period, the Company has adopted a Share Appreciation Rights Plan ("SAR Plan") for the purpose of providing incentives and rewards to qualifying senior officers, whereby the senior officers will become entitled to a future cash payment, based on the increase in the Company's share price from a specified level over a specified period of time. The Company recognises the SAR Plan as a cash-settled share-based payment transaction.

The cost of cash-settled share-based payment is measured by reference to the fair value by using a Black-Scholes model. The share appreciation rights, together with a corresponding liability are recognised when the services are received during the period. Until the liability settled or the unexercised rights have lapsed, the fair value of the liability is remeasured using the Black-Scholes model at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

Impact of issued but not yet effective Hong Kong Financial Reporting Standards ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. The following HKFRSs are effective for the Group's accounting periods beginning on or after 1 January 2008:

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	Group and Treasury Share Transactions

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES continued

HKAS 23 (Revised) requires accounting for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to form part of the cost of that asset, while other borrowing costs are recognised as an expense.

HKFRS 8 requires disclosure of information about the Group's operating segments to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. It requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the equity instruments from another party, or the shareholders provide the equity instruments needed.

The Group is in the process of making an assessment of the impact of these new HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a material impact on the Group' results of operations and financial position.

3. SEGMENT INFORMATION

The Group engages in a broad range of petroleum-related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services. Revenue, which is also the Group's turnover, represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment engages in the provision of oilfield drilling services and well workovers;
(b) the well services segment engages in the provision of logging and downhole services, such as drilling fluids,directional drilling, cementing and well completion;
(c) the marine support and transportation services segment engages in the transportation of materials, supplies and personnel to offshore facilities, the moving and positioning of drilling structures and the transportation of crude oil and refined products; and
(d) the geophysical segment engages in the provision of offshore seismic data collection, marine surveying and data processing services.

Business Segments

The following tables present the revenue and profit information for the Group's business segments for the six months ended 30 June 2007 and 2006:

3. SEGMENT INFORMATION continued

Six months ended 30 June 2007 — Unit: RMB'000

(unaudited)	Drilling services	Well services	Marine support and transportation	Geophysical services	Total
Revenue					
Sales (including intersegment)	2,193,578	863,349	641,325	772,572	4,470,824
Less: Intersegment sales	144,339	29,693	28,407	13,741	216,180
Total sales to external customers	2,049,239	833,656	612,918	758,831	4,254,644
Results					
Segment results	859,287	113,571	173,228	374,581	1,520,667

Six months ended 30 June 2006

(unaudited)	Drilling services	Well services	Marine support and transportation	Geophysical services	Total
Revenue					
Sales (including intersegment)	1,443,092	622,123	504,616	412,527	2,982,358
Less: Intersegment sales	78,659	15,434	14,737	9,989	118,819
Total sales to external customers	1,364,433	606,689	489,879	402,538	2,863,539
Results					
Segment results	434,141	76,965	110,370	69,805	691,281

4. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company and its subsidiary incorporated in PRC is subject to enterprise income tax at the rate of 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. As a result of the tax rate change, the Company estimates that the change in the corporate income tax rate had the following impact on the results and financial position of the Group for the six months ended 30 June 2007:

(unaudited)	Unit: RMB'000
Decrease in income tax expense	85,631
Decrease in deferred tax assets	13,122
Decrease in deferred tax liability	98,753

4. TAX continued

At the date of approval of the interim condensed consolidated financial statements, detailed implementation and administrative requirements relating to the New Corporate Income Tax Law have yet to be announced. These detailed requirements include regulations concerning the computation of taxable income, as well as special preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

As at 30 June 2007, the Company had applied for advanced technology enterprise tax benefit in respect of the financial year ended 31 December 2006 and the outcome has not been ascertained. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles, respectively.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers that it is appropriate to use 33% to accrue for the income tax liabilities of the Company for the six months ended 30 June 2007.

The Company's principal subsidiary incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to a deemed profit withholding tax of 6% based on its gross service income generated from drilling activities in Indonesia.

The Company's subsidiary incorporated in Australia, COSL (Australia) Pty Ltd, is subject to tax of 33% based on its taxable profit generated from drilling activities in Australia.

The Group's drilling and well service operations in Myanmar are subject to withholding tax of 3% based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for tax is as follows:

	Six months ended 30 June	Unit: RMB'000
	2007 (unaudited)	2006 (unaudited)
Hong Kong profits tax	-	-
Overseas income tax:		
Current income tax	33,957	19,322
Deferred income tax	-	-
PRC corporate income tax:		
Current income tax	493,019	256,899
Tax refund received as an advancedtechnology enterprise	-	(175,991)
Tax benefit for qualifying research and development expense	(10,346)	(8,851)
Deferred income tax		
- change in PRC statutory tax rate	(85,631)	-
- movement during the period	11,606	(31,645)
	442,605	59,734

4. TAX continued

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate are as follows:

Six months ended 30 June				Unit: RMB'000
	2007 (unaudited)		2006 (unaudited)	
Profit before tax	**1,538,155**		730,013	
Tax at the statutory tax rate of 33% (2006: 33%)	**507,591**	**33.0%**	240,904	33.0%
Profits and losses attributable to jointly-controlled entities	**(15,782)**	**(1.0)%**	(18,670)	(2.6)%
Effect of different tax rate for overseas subsidiaries	**33,417**	**2.2%**	22,233	3.0%
Tax refund as an advanced technology enterprise	**-**	**-**	(175,991)	(24.1)%
Tax benefit for qualifying research and development expense	**(10,346)**	**(0.7)%**	(8,851)	(1.2)%
Change in PRC statutory tax rate	**(85,631)**	**(5.6)%**	-	-
Expenses not deductible for tax and others	**13,356**	**0.9%**	109	-
Total tax charge at the Group's effective rate	**442,605**	**28.8%**	59,734	8.2%

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the six months ended 30 June 2007 of approximately RMB1,095,550,000 (six months ended 30 June 2006: RMB670,279,000) and the 3,995,320,000 (six months ended 30 June 2006: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2007 and 2006 have not been calculated because no diluting events existed during these periods.

6. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired chemical carriers and vessels, drilling equipment, machines and equipment, motor vehicles and construction in progress with an aggregate cost amounting to approximately RMB995 million (six months ended 30 June 2006: RMB719 million). Vessels, machines and equipment with net carrying amount amounting to RMB29 million (six months ended 30 June 2006: RMB32 million) were disposed of in 2007, resulting in loss on disposal of RMB12 million (six months ended 30 June 2006: RMB784,000) recorded in the Group's interim condensed consolidated financial statements for the six months ended 30 June 2007 as other operating expenses.

6. PROPERTY, PLANT AND EQUIPMENT continued

As at the approval date of this interim report, a drilling rig with an aggregate amount and net carrying amount of RMB499 million and RMB120 million, respectively, has yet to complete the title re-registration procedures after the group reorganisation in 2002. The drilling rig has been operating in Indonesia since 2003 and the re-registration process can only be completed when the rig is physically located in the Mainland China.

Out of the total finance costs for the current period of RMB30,388,000, an amount of approximately RMB21,994,000 (2006: Nil) was included in the current period additions in respect of interest capitalised in property, plant and equipment.

7. ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable, net of provision for doubtful debts, of the Group as at the balance sheet date is as follows:

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Outstanding balances aged:		
Within one year	1,537,468	976,219
Within one to two years	9,293	11;246
Within two to three years	2,326	826
Over three years	1,234	1,453
	1,550,321	989,744
Less: Provision for doubtful debts	(2,418)	(2,645)
	1,547,903	987,099

The general credit terms of the Group range from 30 to 45 days upon the issuance of invoices.

Included in accounts receivable are the following amounts due from CNOOC Limited and its subsidiaries (collectively known as the "CNOOC Limited Group"), and from CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively known as the "CNOOC Group"), which are repayable on similar credit terms to those offered. to independent third party customers.

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Due from the CNOOC Limited Group	726,184	458,923
Due from the CNOOC Group	78,080	27,646
	804,264	486,569

8. DUE TO THE ULTIMATE HOLDING COMPANY

The amount due to the ultimate holding company is unsecured, interest-free and has no fixed terms of repayment except for the long term payable to the ultimate holding company detailed in note 16 to the interim condensed consolidated financial statements.

9. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

10. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Unlisted investments, at cost: Mainland China	300,000	75,008

11. TRADE PAYABLES AND OTHER PAYABLES

An aging analysis of trade and other payables as at the balance sheet date is as follows:

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Outstanding balances aged:		
Within one year	996,172	1,817,032
Within one to two years	16,013	7,219
Within two to three years	1,144	771
Over three years	5,660	5,786
	1,018,989	1,830,808

12. SHORT TERM DEBENTURES

This amount represented the short term debentures issued by the Group in February 2006, with total face value of RMB1billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures were unsecured and had a term of one year. The coupon interest rate for the short term debentures was 3.1% per annum, and the interest was paid upfront. The balance as at 31 December 2006 was RMB997,417,000, including interest accrued from the issue date to 31 December 2006.

The principal and interest were repaid in full in February 2007.

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

13. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officers ("SAR Plan") was approved by the shareholders in an Extraordinary General Meeting. A total of 5 million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executives officer (president), three executive vice presidents and three vice presidents. The share appreciation rights will become vested upon completion of two years service period, and the senior officers can exercise their rights in four equal batches in year 3, 4, 5 and 6 from the approval of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentages:

1) between HK$0.99 to HK$1.50, at 50%;
2) between HK$1.51 to HK$2.00, at 30%;
3) between HK$2.01 to HK$3.00, at 20%; and
4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and effective on 6 June 2007 when all the entitled senior officers have agreed and signed individual performance contracts with the Company.

As at 30 June 2007, the fair value of the share appreciation rights granted was measured at HK$1.77 per share. The fair value of the right is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 47.25% and risk-free interest rate of 4.00%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

The amortisation of share appreciation rights liability amounted to approximately RMB 2.1 million for the period ended 30 June 2007 was recorded in salary and bonus payable and general and administrative expenses.

The assumptions on which the valuation model is based represent the subjective estimation of the directors.

14. LONG-TERM BONDS

On 18 May 2007, the Group completed the issuance of a 15 years corporate bond amounting to RMB1.5 billion with a fixed coupon rate of 4.48% per annum. The interest is payable on 14 May every year, and the maturity date is 14 May 2022.

15. INTEREST-BEARING BANK BORROWINGS

In June 2006, the Group borrowed a bank loan from the Export-Import Bank of China for the purpose of financing the construction of certain modular drilling rigs. The total facilities amounted to RMB944 million of which RMB600 million was utilised as at 31 December 2006. In February 2007, the Group fully utilised the total facilities by drawing down the remaining RMB344 million.

The borrowings are unsecured, bear interest at 4.05% for the first year and at market interest rate subsequently. The borrowings should be repaid from 30 June 2008 to 30 June 2013 by instalments as follows: RMB200 million on every 30 June from 2008 to 2011, RMB100 million on 30 June 2012, and RMB44 million on 30 June 2013.

16. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Outstanding balance payable:	200,000	200,000
Within one year	-	200,000
In the second year	200,000	400,000
Portion classified as current liabilities	(200,000)	(200,000)
Long term portion	-	200,000

The amount due to the ultimate holding company is unsecured, interest-free and repayable over three years on an annual instalment basis with repayment commencing from 1 May 2005.

17. ISSUED CAPITAL

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Registered, issued and fully paid:	2,460,468	2,460,468
2,460,468,000 State legal person shares of RMB1.00 each	1,534,852	1,534,852
1,534,852,000 H shares of RMB1.00 each	3,995,320	3,995,320

The Company does not have any share option scheme.

18. DIVIDENDS

Pursuant to the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations; and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

The board of directors of the Company did not recommend the payment of interim dividend for the six months ended 30 June 2007 (six months ended 30 June 2006: Nil).

19. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company, or exercise significant influence on the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has extensive transactions and relationships with the members of CNOOC. The transactions were made on terms agreed among the parties.

19. RELATED PARTY TRANSACTIONS continued

In addition to the transactions and balances detailed elsewhere in these financial statements, the following significant transactions were carried out between the Group and (i) the CNOOC Limited Group; (ii) the CNOOC Group; and (iii) the Group's jointly-controlled entities:

	Six months ended 30 June	Unit: RMB'000
	2007 (unaudited)	2006 (unaudited)
A. Included in revenue		
Gross revenue earned from the provision of services to the following related parties:		
(a) The CNOOC Limited Group		
Provision of drilling services	1,394,335	782,460
Provision of well services	589,830	489,223
Provision of marine support and transportation services	441,557	315,682
Provision of geophysical services	209,147	250,583
	2,634,869	1,837,948
(b) The CNOOC Group		
Provision of drilling services	1,882	5,561
Provision of well services	2,148	8,251
Provision of marine support and transportation services	99,389	64,784
Provision of geophysical services	72,320	4,117
	175,739	82,713
(c) Jointly-controlled entities		
Provision of drilling services	-	100
Provision of well services	5,106	3,653
Provision of marine support and transportation services	753	54
	5,859	3,807

	2007 (unaudited)	2006 (unaudited)
B. Included in operating expenses		
Services provided by the CNOOC Group and the Group's Jointly-controlled entities:		
Labour services	5,219	18,165
Materials, utilities and other ancillary services	64,873	35,548
Transportation services	4,980	709
Lease of offices, warehouses and berths	21,306	10,093
Repair and maintenance services	1,727	2,282
Management services	6,315	2,522
	104,420	69,319

19. RELATED PARTY TRANSACTIONS continued

Included in the above is the amount of services provided by the Group's jointly-controlled entities totalling RMB5,895,000 for the six months ended 30 June 2007 (six months ended 30 June 2006: RMB2,778,000).

	Six months ended 30 June	Unit: RMB'000
	2007 (unaudited)	2006 (unaudited)
C. Included in interest income/expenses		
CNOOC Finance Corporation Limited		
Interest income	1	1
Interest expenses	780	-
D. Loans drawn down and repaid during the period:		
CNOOC Finance Corporation Limited	150,000	-
E. Deposits:		
Deposits placed with CNOOC Finance Corporation Limited	104	89

The Group and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

The Group entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties, and various other commercial arrangements.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

F. Transactions with other state-owned enterprises in the PRC :

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organizations (collectively the "State-owned Enterprises"). During the six months ended 30 June 2007, the Group had transactions with the State-owned Enterprises including, but not limited to, the rendering of services and purchases of raw materials. The directors consider that transactions with such other State-owned Enterprises are activities in the ordinary course of the Group's business, and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and such other State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and services, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

20. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its drilling rigs and office properties under operating lease arrangements. Leases are negotiated for terms ranging from one to seven years.

At the balance sheet date, the Group had following minimum lease payments under non-cancellable operating leases:

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Within one year	98,221	80,834
In the second to fifth years, inclusive	248,307	295,295
After five years	-	-
	346,528	376,129

21. CAPITAL COMMITMENTS

At 30 June 2007, the Group had the following capital commitments, principally for the construction or purchases of property, plant and equipment:

Unit: RMB'000

	30 June 2007 (unaudited)	31 December 2006 (audited)
Contracted, but not provided for	2,277,161	2,083,149
Authorised, but not contracted for	6,324,676	5,285,537
	8,601,837	7,368,686

In addition, on 26 March 2007, a wholly owned subsidiary of the Group, China Oilfield Services Eurasia (BVI) Limited ("COSL Eurasia"), has entered into a Transfer of Participation Interest Agreement ("Transfer Agreement") with O.A.O. Orenburgneft to acquire the 100% equity interest in O.O.O. Spezyalizirovannoye tamponazhnoye upravlenie ("STU"), an oilfield services company incorporated in Russia. Upon completion of all the conditions precedent stated in the Transfer Agreement, COSL Eurasia should pay the cash consideration of US$11,244,000 (approximately RMB86,000,000) to acquire the 100% equity interest in STU. At the approval date of this interim report, the Transfer is yet to be completed.

22. CONTINGENT LIABILITIES

As at 30 June 2007, the Group had no significant contingent liabilities.

23. APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2007 were approved and authorised for issue by the board of directors on 28 August 2006.

Headquarters
No.18 haiyoudajie
Yanjiao Economic & Development Zone
Sanhe City
Hebei Provinces
Tel: (8610) 8452 2797
Fax:(8610) 8452 2133

Registration address
3-1516 Heibei Road
Haiyang New and Hi-tech Development Zone
Tanggu, Tianjin 300451
People's Republic of China

Beijing Branch
Room 610B CNOOC Plaza
No.25 Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
Tel: (8610) 8452 1687
Fax:(8610) 8452 1817

Hong Kong Office
65/F, Bank of China Tower,
1 Garden Road,Hong kong
Tel: (852) 2213 2500
Fax:(852) 2525 9322

Stock Codes
Hong Kong: 2883.HK
U. S. ADR-1: CHOLY

Register
Computershare Hong Kong Investor Services Limited
46/F., Hopewell Centre
183 Queen's Road East
Wanchai Hong Kong
Tel: (852)2862 8555/2862 8628
Fax:(852) 2865 0990/2529 6087

Auditors
Ernst & Young
18th Floor Two International Finance Center
8 Finance Street
Central Hong Kong
Tel: (852) 2846 9888
Fax: (852) 2868 4432

Legal Counsel
Jun He Law Offices
China Resources Building 20th Floor
8 Jianguomenbei Avenue, Beijing 100005,
P. R. China
Tel: (86-10) 8519-1300
Fax:(86-10) 8519-1350

Sidley Austin
39/F, Two Int'l Finance Centre
8 Finance Street Central Hong Kong
Tel: (852) 2509-7888
Fax: (852) 2509-3110

Public relations company
iPR Ogilvy
Units 2608-2610,26/F The center
99 Queen's Road Central Hongkong
Tel: (852)2136 6182
Fax:(852)3170 6068

Printer
IFN Financial Press Limited
20th Floor, Wing on House 71 Des Voeux Road Central, Hongkong
Tel: (852)2536 2288
Fax:(852)2522 8922

Board of Directors:
Fu Chengyu
Chairman of the Board

Yuan Guangyu
Executive Director

Li Yong
Executive Director

Wu Mengfei
Non-Executive Director

Andrew Y. Yan
Independent Non-Executive Director

Gordon C.K.Kwong
Independent Non-Executive Director

Simon X.Jiang
Independent Non-executive Director

Audit Committee
Gordon C. K . Kwong
Chairman

Andrew Y. Yan

Simon X.Jiang

Remuneration Committee
Andrew Y. Yan
Chairman

Yuan Guangyu

Wu Mengfei

Gordon C. K . Kwong

Simon X.Jiang

Nomination Committee
Yuan Guangyu
Chairman

Andrew Y. Yan

Simon X.Jiang

Board of Supervisor
Zhang Benchun
Supervisor chairman

Yang Jinghong
Supervisor

Zhang Dunjie
Independent Supervisor

Senior Management
Yuan Guangyu
Chief Executive Officer & President

Li Yong
Executive Vice President & COO

Zhong Hua
Executive Vice President & CFO

Chen Weidong
Executive Vice President CSO & Company Secretary

Dong Weiliang
Executive Vice President

Li Xunke
Senior Vice President

Xu Xiongfei
Vice president

Xiao Guoqing
Vice president

Yu Zhanhai
Vice president

COSL

中海油田服務股份有限公司

China Oilfield Services Limited

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007

FINANCIAL HIGHLIGHTS

1. Turnover increased by 48.6% to RMB4,254.6 million
2. Profit from operations increased by 120.0% to RMB1,520.7 million
3. Profit attributable to shareholders increased significantly by 63.4% to RMB1,095.6 million
4. Basic earnings per share were RMB27.42 cents

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2007

		Six months ended 30 June	
		2007	2006
		(unaudited)	(unaudited)
	Notes	***RMB'000***	*RMB'000*
REVENUE	3	**4,254,644**	2,863,539
Other revenues		**2,445**	8,837
Operating Expenses			
Depreciation		**(504,611)**	(430,924)
Employee compensation costs		**(566,864)**	(486,515)
Repair and maintenance costs		**(85,929)**	(127,062)
Consumption of supplies, materials, fuel, services and others		**(1,036,697)**	(766,547)
Subcontracting expenses		**(133,235)**	(91,794)
Operating lease expenses		**(179,730)**	(131,865)
Other selling, general and administrative expenses		**(44,435)**	(32,173)
Other operating expenses		**(184,921)**	(114,215)
Total operating expenses		**(2,736,422)**	(2,181,095)

	Notes	Six months ended 30 June 2007 (unaudited) *RMB'000*	2006 (unaudited) *RMB'000*
PROFIT FROM OPERATING ACTIVITIES		**1,520,667**	691,281
Exchange losses, net		**(32,000)**	(12,800)
Finance costs		**(8,394)**	(13,623)
Interest income		**10,058**	8,580
Share of profits of jointly-controlled entities		**47,824**	56,575
PROFIT BEFORE TAX		**1,538,155**	730,013
Tax	4	**(442,605)**	(59,734)
NET PROFIT		**1,095,550**	670,279
Attributable to:			
Equity holders of the Company		**1,095,550**	670,205
Minority interests		–	74
		1,095,550	670,279
EARNINGS PER SHARE-basic	5	**27.42 cents**	16.78 cents

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2007

	Notes	30 June 2007 (unaudited) RMB'000	31 December 2006 (unaudited) RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment		**9,325,277**	8,876,894
Interests in jointly-controlled entities		**454,292**	433,496
Total non-current assets		**9,779,569**	9,310,390
CURRENT ASSETS			
Inventories		**355,911**	293,160
Prepayments, deposits and other receivables		**175,767**	81,730
Accounts receivable		**1,547,903**	987,099
Due from the ultimate holding company		**52,999**	33,419
Due from other CNOOC group companies		**6,357**	17,455
Available-for-sale financial assets		**300,000**	75,008
Pledged time deposits		**11,815**	22,466
Cash and cash equivalents		**1,823,342**	2,309,443
Total current assets		**4,274,094**	3,819,780
CURRENT LIABILITIES			
Trade payables and other payables		**1,018,989**	1,830,808
Short term debentures	6	–	997,417
Salary and bonus payables	7	**262,140**	237,636
Tax payable		**341,276**	54,150
Current portion of long term bank loans		**200,000**	–
Due to the ultimate holding company		**206,248**	217,090
Due to other CNOOC group companies		**29,359**	25,769
Total current liabilities		**2,058,012**	3,362,870
NET CURRENT ASSETS		**2,216,082**	456,910
TOTAL ASSETS LESS CURRENT LIABILITIES		**11,995,651**	9,767,300
NON-CURRENT LIABILITIES			
Long-term bonds	8	**1,500,000**	–
Deferred tax liabilities		**274,731**	348,756
Interest-bearing bank borrowings		**744,000**	600,000
Long term payable to the ultimate holding company		–	200,000
Total non-current liabilities		**2,518,731**	1,148,756
NET ASSETS		**9,476,920**	8,618,544
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital		**3,995,320**	3,995,320
Reserves		**5,481,600**	4,383,505
Proposed final dividends	9	–	239,719
TOTAL EQUITY		**9,476,920**	8,618,544

(All amounts expressed in Renminbi, except for number of shares and unless otherwise stated)

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oilfield Services Limited (the "Company") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the People's Republic of China (the "PRC").

The Group principally engages in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

As at 30 June 2007, particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly /indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL America Inc.	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
COSL Chemicals (Tianjin), Ltd. (formerly known as Tianjin Jinlong Petro-Chemical Company Ltd.)	Tianjin, PRC 7 September 1993	100% (b)	RMB4,639,326	Provision of drilling fluids services
COSL (Labuan) Company Limited	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	100%	US$1	Investment holding
COSL (Australia) Pty Ltd.	Australia 11 January 2006	100%	A$10,000	Provision of drilling services in Australia

(a) The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group.

(b) The Group made an additional capital injection of RMB 2,527,968 into Tianjin Jinlong Petro-Chemical Company Ltd. ("Tianjin Jinlong"), the jointly-controlled entity of the Group, on 16 March 2006. After the additional capital injection to Tianjin Jinlong, the percentage of the equity interest directly attributable to the Group increased from 50% to 70%. On 8 December 2006, the Group acquired the other 30% equity interest in Tianjin Jinlong at RMB 2,332,900 in cash, and the company became a wholly-owned subsidiary. On 11 May 2007, the company was re-named to COSL Chemicals (Tianjin), Ltd.

As at 30 June 2007, particulars of the jointly-controlled entities are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly/ indirectly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France")	Tianjin, PRC 30 November 1983	50%(a)	US$6,650,000	Provision of mud logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC 25 October 1984	60%(b)	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC -OTIS")	Tianjin, PRC 14 April 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging - Atlas")	Shenzhen, PRC 10 May 1984	50%	US$2,000,000	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("Fugro")	Shenzhen, PRC 24 August 1983	50%	US$1,720,000	Provision of geophysical services
PT Tritunggal Sinergi Company Ltd. ("PTTS")	Indonesia 31 December 2004	55%(b)	US$700,000	Provision of oilfields maintenance services
Eastern Marine Services Ltd. ("Eastern Marine")	Hong Kong 10 March 2006	51% (b) and (c)	HK$1,000,000	Provision of marine supports and transportation services
COSL-Expro Testing Services (Tianjin) Company Ltd. ("COSL-Expro")	Tianjin, PRC 28 February 2007	50%(a)	US$5,000,000	Provision of well testing services
Atlantis Deepwater Orient Ltd. ("Atlantis Deepwater")	Hong Kong 28 August 2006	50%(d)	HK$1,000	Provision of artificial buoyant seabed unit services

(a) COSL-Expro was spinned off from China-France on 6 February 2007.

(b) In the opinion of the directors, the Company does not have control over Magcobar's, PTTS's and Eastern Marine's financial and operating decisions, and accordingly, the financial statements of Magcobar, PTTS and Eastern Marine have not been incorporated into the Group's consolidated financial statements as subsidiaries. The financial statements of Magcobar, PTTS and Eastern Marine have been dealt with in the Group's consolidated financial statements under the equity accounting method.

(c) Eastern Marine was established by the Group and Trico Marine Service, Inc. ("Trico") in June 2006 to develop international marine support and transportation services. The Group made a capital contribution of US$20.9 million in cash to Eastern Marine in exchange for its 51% interest in Eastern Marine.

(d) Atlantis Deepwater was established by Atlantis Deepwater Technology Holding AS to provide artificial buoyant seabed ("ABS") units and other associated services. On 8 June 2007, Atlantis Deepwater became a jointly-controlled entity of the Group when the Group contributed US$6.27 million in return for a 50% equity interest in Atlantis Deepwater.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2006.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006, except for the adoption of the following new changes and amendments mandatory for annual periods beginning on or after 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK (IFRIC)-Int 8	Scope of HKFRS 2
HK (IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK (IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of these new changes and amendments did not affect the Group results of operation or financial position.

During the period, the Company has adopted a Share Appreciation Rights Plan ("SAR Plan") for the purpose of providing incentives and rewards to qualifying senior officers, whereby the senior officers will become entitled to a future cash payment, based on the increase in the Company's share price from a specified level over a specified period of time. The Company recognises the SAR Plan as a cash-settled share-based payment transaction.

The cost of cash-settled share-based payment is measured by reference to the fair value by using a Black-Scholes model. The share appreciation rights, together with a corresponding liability are recognised when the services are received during the period. Until the liability settled or the unexercised rights have lapsed, the fair value of the liability is remeasured using the Black-Scholes model at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

3. SEGMENT INFORMATION

The Group engages in a broad range of petroleum-related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services. Revenue, which is also the Group's turnover, represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment engages in the provision of oilfield drilling services and well workovers;

(b) the well services segment engages in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment engages in the transportation of materials, supplies and personnel to offshore facilities, the moving and positioning of drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment engages in the provision of offshore seismic data collection, marine surveying and data processing services.

Business Segments

The following tables present the revenue and profit information for the Group's business segments for the six months ended 30 June 2007 and 2006:

Six months ended 30 June 2007 (unaudited)

	Drilling services *RMB'000*	Well services *RMB'000*	Marine support and transportation services *RMB'000*	Geophysical services *RMB'000*	Total *RMB'000*
Revenue					
Sales (including intersegment)	2,193,578	863,349	641,325	772,572	4,470,824
Less: Intersegment sales	144,339	29,693	28,407	13,741	216,180
Total sales to external customers	2,049,239	833,656	612,918	758,831	4,254,644
Results					
Segment results	859,287	113,571	173,228	374,581	1,520,667

Six months ended 30 June 2006 (unaudited)

	Drilling services *RMB'000*	Well services *RMB'000*	Marine support and transportation services *RMB'000*	Geophysical services *RMB'000*	Total *RMB'000*
Revenue					
Sales (including intersegment)	1,443,092	622,123	504,616	412,527	2,982,358
Less: Intersegment sales	78,659	15,434	14,737	9,989	118,819
Total sales to external customers	1,364,433	606,689	489,879	402,538	2,863,539
Results					
Segment results	434,141	76,965	110,370	69,805	691,281

4. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company and its subsidiary incorporated in PRC is subject to enterprise income tax at the rate of 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. As a result of the tax rate change, the Company estimates that the change in the corporate income tax rate had the following impact on the results and financial position of the Group for the six months ended 30 June 2007:

	RMB'000 (unaudited)
Decrease in income tax expense	85,631
Decrease in deferred tax assets	13,122
Decrease in deferred tax liability	98,753

At the date of approval of the interim condensed consolidated financial statements, detailed implementation and administrative requirements relating to the New Corporate Income Tax Law have yet to be announced. These detailed requirements include regulations concerning the computation of taxable income, as well as special preferential tax treatments and their related transitional provisions. The Group will further evaluate the impact on its operating results and financial positions of future periods as more detailed requirements are issued.

As at 30 June 2007, the Company had applied for advanced technology enterprise tax benefit in respect of the financial year ended 31 December 2006 and the outcome has not been ascertained. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles, respectively.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers that it is appropriate to use 33% to accrue for the income tax liabilities of the Company for the six months ended 30 June 2007.

The Company's principal subsidiary incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to a deemed profit withholding tax of 6% based on its gross service income generated from drilling activities in Indonesia.

The Company's subsidiary incorporated in Australia, COSL (Australia) Pty Ltd, is subject to tax of 33% based on its taxable profit generated from drilling activities in Australia.

The Group's drilling and well service operations in Myanmar are subject to withholding tax of 3% based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for tax is as follows:

	Six months ended 30 June	
	2007	2006
	(unaudited)	(unaudited)
	RMB'000	*RMB'000*
Hong Kong profits tax	–	–
Overseas income tax:		
Current income tax	**33,957**	19,322
Deferred income tax	–	–
PRC corporate income tax:		
Current income tax	**493,019**	256,899
Tax refund received as an advanced technology enterprise	–	(175,991)
Tax benefit for qualifying research and development expense	**(10,346)**	(8,851)
Deferred income tax		
– change in PRC statutory tax rate	**(85,631)**	–
– movement during the period	**11,606**	(31,645)
	442,605	59,734

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate is as follows:

	Six months ended 30 June			
	2007		2006	
	(unaudited)		(unaudited)	
	RMB'000	**%**	*RMB'000*	%
Profit before tax	**1,538,155**		730,013	
Tax at the statutory tax rate of 33% (2006: 33%)	**507,591**	**33.0**	240,904	33.0
Profits and losses attributable to jointly-controlled entities	**(15,782)**	**(1.0)**	(18,670)	(2.6)
Effect of different tax rate for overseas subsidiaries	**33,417**	**2.2**	22,233	3.0
Tax refund as an advanced technology enterprise	–	–	(175,991)	(24.1)
Tax benefit for qualifying research and development expense	**(10,346)**	**(0.7)**	(8,851)	(1.2)
Change in PRC statutory tax rate	**(85,631)**	**(5.6)**	–	–
Expenses not deductible for tax and others	**13,356**	**0.9**	109	–
Total tax charge at the Group's effective rate	**442,605**	**28.8**	59,734	8.2

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the six months ended 30 June 2007 of approximately RMB1,095,550,000 (six months ended 30 June 2006: RMB670,279,000) and the 3,995,320,000 (six months ended 30 June 2006: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2007 and 2006 have not been calculated because no diluting events existed during these periods.

6. SHORT TERM DEBENTURES

This amount represented the short term debentures issued by the Group in February 2006, with total face value of RMB1 billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures were unsecured and had a term of one year. The coupon interest rate for the short term debentures was 3.1% per annum, and the interest was paid upfront. The balance as at 31 December 2006 was RMB997,417,000, including interest accrued from the issue date to 31 December 2006.

The principal and interest were repaid in full in February 2007.

7. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officers ("SAR Plan") was approved by the shareholders in an Extraordinary General Meeting. A total of 5 million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executives officer (president), three executive vice presidents and three vice presidents. The share appreciation rights will become vested upon completion of two years service period, and the senior officers can exercise their rights in four equal batches in year 3, 4, 5 and 6 from the approval of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentages:

1) between HK$0.99 to HK$1.50, at 50%;
2) between HK$1.51 to HK$2.00, at 30%;
3) between HK$2.01 to HK$3.00, at 20%; and
4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and effective on 6 June 2007 when all the entitled senior officers have agreed and signed individual performance contracts with the Company.

As at 30 June 2007, the fair value of the share appreciation rights granted was measured at HK$1.77 per share. The fair value of the right is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 47.25% and risk-free interest rate of 4.00%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

The amortisation of share appreciation rights liability amounted to approximately RMB 2.1 million for the period ended 30 June 2007 was recorded in salary and bonus payable and general and administrative expenses.

The assumptions on which the valuation model is based represent the subjective estimation of the directors.

8. LONG-TERM BONDS

On 18 May 2007, the Group completed the issuance of a 15 years corporate bond amounting to RMB1.5 billion with a fixed coupon rate of 4.48% per annum. The interest is payable on 14 May every year, and the maturity date is 14 May 2022.

9. DIVIDENDS

Pursuant to the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations; and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

The board of directors of the Company did not recommend the payment of interim dividend for the six months ended 30 June 2007 (six months ended 30 June 2006: Nil).

BUSINESS REVIEW

DRILLING BUSINESS SEGMENT:

In the first half of 2007, the turnover of drilling business was RMB2,049.2 million, an increase of RMB684.8 million or 50.2% compared to RMB1,364.4 million over the same period last year. The increase was mainly attributable to the increase in average day rate for drilling rigs and operation.

The coastal oil and natural gas exploration and production business of China remained robust, which resulted in excess demand for the drilling rig. As of 30 June 2007, we operated a total of 15 drilling rigs (including 1 leased rig). Of these rigs, 8 were located in the Bohai Bay, China, 5 were located in the South China Sea, 1 was located in offshore Indonesia and 1 in offshore Australia.

In the first half of the year, average day rate for our rigs was US$82,836/day (calculated according to the exchange rate of US$1 to RMB7.6155 as at 29 June 2007), which was a 34.4% increase from US$61,653/day of the same period last year. Of the increase, the average day rate for jack-up rigs was US$68,235/day, which was a 37.4% increase from US$49,663/day of the same period last year. Average day rate for semi-submersible rigs was US$141,746/day, up by 29.2% from US$109,723/day of the same period last year.

The increase in operation was the other key factor for the increase in turnover of drilling service. In the first half of 2007, our drilling rigs operated a total of 362 and 2,296 days for overseas and China markets respectively. These added up to a total of 2,658 operating days, up by 434 days compared to 2,224 days over the same period last year. Of which, jack-up rigs contributed 350 days to the increase. The increase was mainly due to the commencement of operation of China's first 400-feet cantilever jack-up rig (COSL941) on 25 June 2006 which contributed 176 operating days to the increase, and reduced 174 days of maintenance. Semi-submersible rigs had 84 more operating days, which was mainly due to a decrease of 84 maintenance days compared to the corresponding period last year. In the first half of 2007, the

average calendar day utilization rate reached 97.9%, an increase of 10.3% compared to the same period last year. Utilization rates for jack-up rigs and semi-submersible rigs were 98.1% and 97.2% respectively. The available day utilization rate of both jack-up rigs and semi-submersible rigs reached 100%, same as that over the same period last year.

In addition, in the first half of the year, three out of our four module rigs servicing Pemex, an oil and gas company in Mexico, had commenced operation in offshore Mexico. Currently, the project is in good progress.

Furthermore, we achieved more outstanding development in well workover in the first half of 2007. We completed well workover operation of 7,610 team days, up by 24.5% from 6,112 team days of the same period last year. The increase mainly came from the expansion of business in China.

With respect to our integrated services, in the first half of 2007, we provided integrated project management such as drilling, and well workover to selected customers. A total of 3 integrated project management contracts were executed, realizing contract income of RMB263.0 million, a decrease of RMB117.6 million compared to RMB380.6 million over the same period last year.

WELL SERVICES BUSINESS SEGMENT:

In the first half of 2007, turnover of well services was RMB833.7 million, an increase of RMB227.0 million or 37.4% compared to RMB606.7 million over the same period last year. The increase was mainly due to the increase of exploration conducted by oil companies, which increased the demand for well services.

In the first half of 2007, in addition to providing logging, drilling fluids, directional drilling, cementing and well completion, we actively explored overseas market and made new breakthrough in overseas markets for its oilfield technology business segment. In February 2007, we entered into a Papua New Guinea LIHIR cementing operating contract with PNOC-EDC (the Philippines National Petroleum Company), which has a term of 2 years, involving a total of 20 wells.

LOGGING

In the first half of 2007, 462 logging trips were completed, an increase of 112 trips, or 32.0%, from 350 trips over the same period last year. Turnover from logging services amounted to RMB177.1 million, an increase of RMB42.6 million, or 31.7% from RMB134.5 million over the same period last year. The increase in turnover from logging business was mainly attributable to the increase of logging operation.

DRILLING FLUIDS

In the first half of 2007, drilling fluids services for a total of 139 wells was offered, down by 30 wells from the 169 wells over the same period last year. Turnover from drilling fluids services amounted to RMB177.1 million, an increase of RMB57.1 million, or 47.6% from RMB120.0 million over the same period last year. The increase was mainly derived from the application of high technology material and increase of service cost.

DIRECTIONAL DRILLING

In the first half of 2007, directional drilling services were performed on 248 wells, an increase of 147 wells from 101 wells over the same period last year. Turnover from directional drilling services was RMB161.6 million, an increase of RMB27.1 million, or 20.1% from RMB134.5 million over the same period last year. The increase was mainly due to the return of NH2 operating in the PRC and commencement of COSL941.

CEMENTING

In the first half of 2007, cementing services on a total of 238 wells were completed, 103 wells more than the 135 wells were completed over the same period last year. Turnover from cementing totaled RMB167.8 million, an increase of RMB26.6 million, or 18.8% from RMB141.2 million in the same period last year. The increase in turnover from cementing business was mainly attributable to the increase of operation in China and commencement of operation in overseas Papua New Guinea.

WELL COMPLETION AND OTHER WELL SERVICES

In the first half of 2007, turnover from well completion and other oilfield technology services was RMB150.1 million, an increase of RMB73.6 million or 96.2% compared to RMB76.5 million over the same period last year. The increase was mainly due to the development of well completion business.

MARINE SUPPORT AND TRANSPORTATION SERVICES BUSINESS SEGMENT:

In the first half of 2007, turnover of marine support and transportation was RMB612.9 million, an increase of 123.0 million or 25.1% from RMB489.9 million over the same period last year. The increase in turnover was mainly due to the increase of service cost of marine support and transportation services and the commencement of operation of new supporting vessels COSL671 and COSL672.

As of the first half of 2007, the Company owned 70 supporting vessel of which 2 were new, 5 oil tankers, 4 chemical tankers of which 3 were new. Average day rate for our rigs was US$1.24/kw day, which was a 34.8% increase over the same period last year.

In the first half of 2007, we had operated for 11,925 days, an increase of 2.5% compared to 11,632 days over the same period last year. The available day utilization rate was 99.5%, an increase of 1.1% over the same period last year. The average calendar day utilization rate was 94.3%, same as that over the same period last year.

In the first half of 2007, gross transportation volume of oil tankers was 495,391 tons, a 33.1% decrease from 740,910 tons over the same period last year, which was mainly due to decrease of market demand.

In the first half of 2007, gross transportation volume of chemical tankers was 381,270 tons, an increase of 161,920 tons or 73.8% compared to 219,350 tons over the same period last year, which was mainly due to the enormous demand of chemicals transportation market.

GEOPHYSICAL BUSINESS SEGMENT:

In the first half of 2007, turnover of geophysical service reached RMB758.8 million, an increase of RMB356.3 million or 88.5% compared to RMB402.5 million over the same period last year. The increase in turnover was mainly due to market expansion and increase in operation.

SEISMIC SERVICES

In the first half of 2007, the Company owned a total of 7 seismic vessels and 4 geotech survey vessels. Under favourable market atmosphere, our geophysical business achieved outstanding results.

With COSL718, a 6-streamer seismic vessel, officially commenced operation and the renovated Binhai 512, 3D seismic data collection operations increased substantially in the first half of 2007 to a coverage of 5,691 sq. kilometers, representing an increase of 62.9% compared to 3,494 sp. kilometers over the same period last year. The collection volume of 2D seismic data was 22,912 kilometers, down by 24.2% compared to 30,229 kilometers over the same period last year, which was mainly because some vessels switched operation to 3D seismic data collection. 2D seismic data processing volume was 6,157 kilometers, an increase of 102.9% compared to 3,035 kilometers over the same period last year. 3D seismic data processing volume was 2,637 sq. kilometers, an increase of 103.5% compared to 1,296 kilometers over the same period last year.

SURVEYING SERVICES

In the first half of 2007, turnover from surveying services totaled RMB106.3 million, an increase of RMB35.4 million or 49.9% million compared to RMB70.9 million over the same period last year. The increase was mainly attributable to increase in operation.

FINANCIAL REVIEW

TURNOVER

The turnover of the Company for the first half of 2007 was RMB4,254.6 million, an increase of RMB1,391.1 million or 48.6% compared to RMB2,863.5 million over the same period last year. The increase was mainly due to effective operation of new equipment, development of overseas market and benefited from the increase in services price.

Operating income of each business segment *Unit: RMB million*

Item	As of 30 June 2007	As of 30 June 2006	Change (%)
Drilling services	**2,049.2**	1,364.4	50.2
Well Services	**833.7**	606.7	37.4
Marine support and transportation services	**612.9**	489.9	25.1
Geophysical services	**758.8**	402.5	88.5
Total	**4,254.6**	2,863.5	48.6

OPERATING EXPENSES

In the first half of 2007, growth in costs was lower than that of turnover due to the effective cost control by the Company. We recorded total operating expenses of RMB2,736.4 million in the first half of 2007, representing an increase of RMB555.3 million or 25.5% from RMB2,181.1 million in the same period last year.

Operating Expenses of Each Segment *Unit: RMB Million*

Item	As of 30 June 2007	As of 30 June 2006	Change (%)
Drilling Services	**1,190.2**	930.4	27.9
Well Services	**720.4**	538.1	33.9
Marine Support and Transportation	**440.3**	379.6	16.0
Geophysical Services	**385.5**	333.0	15.8
Total	**2,736.4**	2,181.1	25.5

The increase in operating expenses was mainly attributable to higher depreciation expenses, staff cost, consumption of materials and other services, sub-contracting expenses, leasing expenses and other operating expenses as a result of using new equipment and the increase in business volume. Of the increase, depreciation charges were RMB504.6 million, representing an increase of 17.1% over the same period last year. The increase mainly came from the new module rigs in Mexico, COSL941, the renovation of Binhai 512, COSL 718 and the purchase of new equipments. Labour costs amounted to RMB566.9 million, representing an increase of 16.5%. The increase was resulted from additional staff in facilitating the functioning of new facilities and expansion into overseas markets. Consumption of materials and other services amounted to RMB1,036.7 million, representing an increase of 35.2%, mainly due to the increase in the workload resulting in the corresponding increase in the consumption of materials and other services, as well as the rise of material prices. Sub-contracting expenses reached RMB133.2 million, representing an increase of 45.1%, mainly due to the inability of existing high-end equipments to meet the operational needs amid the increase in business volume. Leasing expenses were RMB179.7 million, representing an increase of 36.3%, mainly due to the increase in the leasing days of drilling rigs and seismic data collection standby vessels to meet operational needs, as well as the rise of the leasing prices. Other operating expenses were RMB184.9 million, representing a rise of 61.9%, mainly due to the increases in travel expenses and related expenses of overseas markets amid the business development of the Company.

OPERATING EXPENSES FROM THE DRILLING SEGMENT

In the first half of 2007, the operating expenses from the drilling services were RMB1,190.2 million, representing an increase of RMB259.8 million or 27.9% from RMB930.4 million over the same period last year. The increase was mainly attributable to higher depreciation expenses, staff cost, consumption of materials and other services, leasing expenses and other operating expenses. Of the increase, depreciation charges were RMB238.3 million, representing a rise of 26.1%. The increase mainly came from the new drilling vessel COSL941 and the module rigs in Mexico. Labour costs amounted to RMB256.9 million, representing an increase of 16.1%. The increase arose from additional staff to facilitate the functioning of new facilities. Consumption of materials and other services amounted to RMB455.3 million, representing an increase of 50.4%, mainly due to the increase in the workload and the rise of material prices. Leasing expenses were RMB77.7 million, representing an increase of 30.8%, mainly due to a rise in lease expense for the leased drilling vessels. Other operating expenses were RMB101.0 million, representing an increase of RMB48.5 million or 92.3%, mainly due to the increases in travel expenses and related expenses of overseas markets amid the business development.

OPERATING EXPENSES FROM THE WELL SERVICES SEGMENT

In the first half of 2007, the operating expenses from the oilfield technology services were RMB720.4 million, representing an increase of RMB182.3 million or 33.9% from RMB538.1 million in the first half of 2006. The increase was mainly attributable to higher depreciation expenses, staff cost, repairing costs, consumption of materials and other services, leasing expenses and other operating expenses. Of the increase, depreciation charges were RMB101.5 million, representing a rise of 34.3%, mainly due to the increase in depreciation charges resulting from the purchase of logging, well completion and cementing equipments. Labour costs amounted to RMB108.4 million, representing an increase of 24.0%. The increase arose from additional staff amid the increase in workload. Repairing costs amounted to RMB7.8 million, representing an increase of 137.6%, mainly due to the decrease in repairs for the same period last year according to the repairing schedule. Consumption of materials and other services amounted to RMB315.3 million, representing an increase of 27.0%, mainly due to the increase in the workload resulting in the rise of material prices. Sub-contracting expenses reached RMB108.0 million, representing an increase of 61.7%, mainly due to the inability of existing high-end equipments to meet the operational needs and the increase in workload. Other operating expenses were RMB48.0 million, representing an increase of 83.0%, mainly due to the disposals of certain idle assets and the increases in travel expenses and related expenses of overseas markets resulted from the need of business development.

OPERATING EXPENSES FROM THE MARINE SUPPORT AND TRANSPORTATION SEGMENT

In the first half of 2007, the operating expenses from the marine support and transportation services were RMB440.3 million, representing an increase of RMB60.7 million or 16.0% from RMB379.6 million in same period last year. The increase was mainly attributable to higher repairing costs, consumption of materials and other services and leasing expenses compared with the same period last year. Of the increase, repairing costs amounted to RMB30.4 million, representing an increase of 36.5%, mainly due to the increase in the repairing days in the first half of this year compared with the same period last

year according to the repairing schedule. Consumption of materials and other services amounted to RMB118.9 million, representing an increase of 47.5%, mainly due to the rise of material prices and the increase in the repairing days. Lease expenses were RMB50.8 million, representing an increase of 65.4%, mainly due to the increase in the number of leased chemical tankers to meet the demand in the chemical transportation market.

OPERATING EXPENSES FROM THE GEOPHYSICAL SEGMENT

In the first half of 2007, the operating expenses from the geophysical service were RMB385.5 million, representing an increase of RMB52.5 million or 15.8% from RMB333.0 million in the same period last year. The increase was mainly attributable to higher depreciation expenses, staff cost, consumption of materials and other services and leasing expenses compared with the same period last year. Of the increase, depreciation charges were RMB68.7 million, representing a rise of 23.2% compared with the same period last year. The increase mainly came from the modification of the seismic vessel COSL715 and Binhai 512. Labour costs amounted to RMB82.8 million, representing an increase of 24.8% compared with the same period last year. The increase arose from additional staff to cater for the increase in workload. Consumption of materials and other services amounted to RMB147.1 million, representing an increase of 9.1% compared with the same period last year, mainly due to the increase in the operation volumes resulting in the increase in the consumption of materials. Leasing expenses were RMB28.9 million, representing an increase of 46.2% compared with the same period last year, mainly due to the increase in workload resulting in a rise in the lease expense for standby vessels and positioning vessels.

OPERATING PROFIT

In the first half of 2007, we achieved an operating profit of RMB1,520.7 million, representing an increase of RMB829.4 million or 120.0% compared to RMB691.3 million the same period last year. The increase in operating profit was primarily attributable to the functioning of new equipments for drilling segment, marine support and transportation segment and the rise of prices, the enhancement of equipment efficiencies for geophysical segment, the increase in the domestic operation volumes of the oilfield technology segment and the utilization of high quality materials. Of the increase, drilling segment recorded an operating profit of RMB859.3 million, representing an increase of RMB425.2 million or 97.9% compared to RMB434.1 million the same period last year. Marine support and transportation segment recorded an operating profit of RMB173.2 million, representing an increase of RMB62.8 million or 56.9% compared to RMB110.4 million the same period last year. Operating profit from oilfield technology segment amounted to RMB113.6 million, representing an increase of RMB36.6 million or 47.6% compared to RMB77.0 million for the same period last year. Operating profit from geophysical segment amounted to RMB374.6 million, representing an increase of RMB304.8 million or 436.6% compared to RMB69.8 million the same period last year.

FINANCIAL EXPENSES

In the first half of 2007, net financial expenses amounted to RMB30.3 million, representing an increase of RMB12.5 million or 70.2% compared to RMB17.8 million over the same period last year. Major reasons for the increase include an increase in the net loss of foreign exchange by RMB19.2 million. However, interest expenses on loans decreased by RMB5.2 million as RMB22.0 million borrowing costs have been capitalised in the addition of property, plant and equipment, and interest income increased by RMB1.5 million.

SHARE OF PROFIT FROM JOINT VENTURES

In the first half of 2007, our share of profit from joint ventures amounted to RMB47.8 million, representing a decrease of RMB8.8 million or 15.5% compared to RMB56.6 million for the same period last year. It was mainly due to the decrease in profit recorded by CNOOC-Otis Well Completion Services Limited and China Nanhai-Magcobar Mud Corporation Limited in the period.

INCOME TAX

In the first half of 2007, tax expenses of the Company amounted to RMB442.6 million, representing an increase of RMB382.9 million or 641.4% compared to RMB59.7 million for the same period last year. The main reason was that the Company recorded a tax credit for advanced technology enterprise under the preferential tax treatment authorized by tax authority for the year 2005 which reduced income tax expenses by RMB176.0 million in the first half of the 2006, and the Company had applied advanced technology enterprise tax benefit in respect of the financial year ended 31 December 2006, the outcome has not been ascertained.

PROFIT AFTER TAX

In the first half of 2007, our profit after tax was RMB1,095.6 million, representing an increase of RMB425.3 million or 63.4% compared to RMB670.3 million for the same period last year.

CASH FLOW

Our cash and cash equivalent were RMB2,192.3 million at the beginning of 2007. Net cash inflow from operations for the period was RMB895.9 million. Net cash outflow regarding investment activities was RMB1,943.1 million and net cash inflow from financing activities was RMB382.5 million. Cash outflow from exchange rate movement was RMB19.0 million. As at 30 June 2007, our cash and cash equivalent were RMB1,508.5 million.

CAPITAL EXPENDITURE

Capital expenditure in the first half of 2007 was RMB995.3 million. Among this, RMB516.3 million was spent on drilling sector mainly for a 400-feet jack-up rig currently under construction and the construction of the module rigs in Mexico. RMB187.2 million was spent on well services segment, mainly for the purchase of well facilities including well testing systems and well cementing facilities. RMB98.6 million was spent on marine support and transportation segment, mainly used to purchase chemical tankers and utility vessels. RMB193.2 million was spent on geophysical segment, mainly for modifying 8-streamer geophysical vessels.

CASH INFLOW FROM FINANCING ACTIVITIES

In the first half of 2007, net cash inflow from financing activities amounted to RMB382.5 million. Sources of financing including the issue on 18 May 2007 of a debenture with a nominal interest rate of 4.48% and a total amount of RMB1,500.0 million and the borrowing on February 2007 of a strategic loan with a total amount of RMB344.0 million from the Export-Import Bank of China for purchasing and construction the module rigs in Mexico. Cash outflows were mainly made up of repayment of amount due to CNOOC, repayment of short-term loans and payment of dividends of RMB200 million, RMB1,150.0 million and RMB239.7 million respectively.

BUSINESS OUTLOOK

Looking forward, the global economy will probably continue its steady growth in the second half of this year, while fast expanding economies such as China and India will maintain a faster growth rate. At the same time, as the consumption of crude oil keeps on rising in regions like Asia Pacific and North America, it is expected that international crude oil price will remain at a high level. Exploration and development activities in respect of oil and natural gas fields are also expected to maintain its booming trend.

With a promising environment, the utilization rate of our heavy facilities such as drilling vessels, well utility vessels, transportation vessels and geophysical vessels is expected to remain at a high level. The Company will continue to adopt flexible operational strategy, deepen reforms, enhance management, optimize the deployment of resources, improve its organisation structure and have its production and operation activities well arranged. The Company will also enhance the construction of its QHSE management system, focus on energy saving, environmental protection, so as to establish a resource-saving and environmentally-friendly enterprise. While maintaining our leading position in offshore China, we will actively develop our overseas operation. At the same time, the Company will continue to expand our equipment and input of technological research and development, accelerate the construction of new equipment with emphasis on aspects like technological innovation to further improve our operational efficiency.

In the second half of 2007, the Company will continue to work hard, actively develop and even better returns for our shareholders.

OTHER INFORMATION

AUDIT COMMITTEE

The audit committee comprises the three independent non-executive directors of the Company. The audit committee has reviewed the accounting principles and practices adopted by the Group as well as the internal control and financial reporting matters. The interim results for the six months ended 30 June 2007 have not been audited but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Hong Kong Institute of Certified Public Accountants. The unaudited interim financial report for the period ended 30 June 2007 has been reviewed by the audit committee.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

For the six months ended 30 June 2007, the Company has complied with the Code on Corporate Governance Practices as stated in Appendix 14 of the Listing Rules, save for provision E.1.2.

Pursuant to provision E.1.2 of the Code on Corporate Governance Practices, the chairman of the board should attend the annual general meeting of the Company. Mr. Fu Chengyu, the Chairman of the Company, failed to attend the annual general meeting of the Company held on 6 June 2007 due to an unexpected matter that required his immediate attention. According to the Articles of Association of the Company, the Deputy Chairman of the Company shall preside the general meeting and act as the Chairman of the meeting in the absence of Chairman. Therefore, Mr. Yuan Guangyu, the Deputy Chairman of the Company, was elected the chairman of the above annual general meeting and presided the meeting.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

Upon specific enquiry to each and every director by the Company, the directors have confirmed that they have, for the six months ended 30 June 2007, complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

PURCHASE, DISPOSAL AND REDEMPTION OF OUR LISTED SECURITIES

Neither the Company nor its subsidiaries have purchased, disposed of or redeemed any of the Company's listed securities during the six months ended 30 June 2007.

MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation and arbitration during the six months ended 30 June 2007.

DISCLOSURE OF INFORMATION ON THE HKSE'S WEBSITE

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

28 August 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL

中海油田服務股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

RESIGNATION OF SUPERVISOR AND APPOINTMENT OF SUPERVISOR

The Board announces that Mr. Tang Daizhi will resign as supervisor of the Company with effect from 26 July 2007 and Mr. Yang Jinghong has been appointed as supervisor of the Company with effect from 26 July 2007.

RESIGNATION OF SUPERVISOR

The board of directors (the "**Board**") of China Oilfield Services Limited (the "**Company**") announces that Mr. Tang Daizhi (唐代治先生) ("**Mr. Tang**") resigned as supervisor of the Company with effect from 26 July 2007. Mr. Tang stated that he could no longer cope with the duties of being a supervisor of the Company due to his busy personal work schedule.

Mr. Tang has confirmed that there is no disagreement in any aspects with the Company and the Board confirmed that there are no matters that need to be brought to the attention of the shareholders of the Company in relation to the resignation of Mr. Tang.

The Board would like to thank Mr. Tang for his contributions to the Company during his tenure of services with the Company.

APPOINTMENT OF SUPERVISOR

The Board is pleased to announce that Mr. Yang Jinghong (楊敬紅先生) ("**Mr. Yang**") has been appointed as supervisor of the Company with effect from 26 July 2007.

Mr. Yang, aged 43, holds a bachelor degree in engineering from the Jianghan Petroleum Institute (江漢石油學院). Mr. Yang is the General Manager of the Human Resources Department of the Company. Mr. Yang joined China National Offshore Oil Corporation in 1984 and was the Human Resources Development Manager of the Human Resources Department of the Company and the Deputy General Manager of the Oilfield Technical Services Division of the Company.

Mr. Yang has not held any directorship in any listed company in the last three years.

Mr. Yang does not have any relationship with any director, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Yang does not have any interest (within the meaning of Part XV of the Securities and Future Ordinances) in the securities of the Company. Mr. Yang has not entered into a supervisor's service contract with the Company but is subject to rotation in accordance with the Articles of Association of the Company. Mr. Yang will not receive any emolument in respect of his appointment as a supervisor of the Company.

Mr. Yang has not been involved in any of the events under Rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters in relation to the appointment of Mr. Yang as a supervisor that need to be brought to the attention of the shareholders of the Company.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

27 July 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Announcement of COSL's Unaudited Operational Performance for the First Half of 2007

China Oilfield Services Limited ("COSL" or the "Company") (stock code: 2883.hk) announced its unaudited operational statistics for the six months ended on 30 June 2007.

Since the beginning of 2007, the offshore oil and natural gas exploration and development activities in the PRC have been robust resulting in demand outpacing supply of drilling rigs services, hence the Company's drilling service attained favourable growth momentum. As at 30 June 2007, utilization rate in terms of available days for the drilling rig of COSL reached 100%, maintaining the same level as the first half of last year; utilization rate in terms of calendar days was 97.9%, an increase of 10.3% over that of the corresponding period last year. In the first half of the year, the Company's drilling rigs operated a total of 2,658 days, an increase of 434 days or 19.5% over last year. Of which the operating days of jack-up rigs increased by 350 days or 19.7% over the first half of last year. This is primarily attributable to the commencement of operation of COSL 941(a newly-built 400-feet jack-up rig) in June last year, which added up a total of 176 operating days for the first half of 2007, while the maintenance days of jack-up rigs decreased by 174 days in the same period. The number of operating days of semi-submersible rigs increased by 84 days or 18.9% over last year, mainly because the number of maintenance days decreased by 84 days.

During the period, the well workover business of COSL operated for 7,610 team days, an increase of 24.5% over the 6,112 team days in the first six months of 2006, mainly attributed to the establishment of the new domestic well workover machines building business and a simultaneous increase in horizontal drilling operation and platform adjustment well services.

In the first half of 2007, three of the four module rigs that COSL invested for Pemex, the Mexican Oil Company, commenced operation in the waters of Mexico and charged on a day-rate. The project progressed smoothly and was highly recognised by the client.

In the first half of 2007, COSL made new breakthrough in overseas markets for its well services business. In February, COSL entered into a Papua New Guinea LIHIR cementing operating contract with PNOC-EDC(the Philippines National Petroleum Company). The project officially commenced operation in June.

In the first half of 2007, operating datum of well services in respect of which COSL provided logging and directional drilling were 462 and 248, increasing by 32.0% and 145.5% respectively over that of the corresponding period last year. This is mainly attributable to the increase in directional well operation due the return of NH2 operating in the PRC and commencement of COSL941. There were 238 cementing

trips which increased by 76.3% principally as a result of expansion into the overseas market. 790 trips of well completion were recorded, a growth of 20.4%, while drilling fluids services for 139 wells were performed, a decrease of 17.8%. Despite the decrease of drilling fluids workload compared with that of the same period last year, income from this segment increased due to the application of hi-tech materials and increase in service price.

As at 30 June 2007, COSL operated a total of 70 supporting vessels, of which the new triple-purpose supporting vessel COSL672 operated 132 days in aggregate in the first six months. With respect to the marine support and transportation services, offshore utility vessels operated 11,925 days during the period, an increase of 293 days or 2.5% over that of the same period last year. The average utilization rate in terms of available days reached 99.5%, an increase of 1.1% over that of the corresponding period last year. The utilization rate in terms of calendar days was 94.3%, slightly down by 0.2%.

In respect of COSL's geophysical services, supported by the enormous demand for 3D seismic data collection from the domestic market and with the formal operation of COSL718, the 6-streamer seismic vessel and renovation of Binhai 512, 3D seismic data collection operations increased substantially over the corresponding period of last year to a coverage of 5,691 sq. kilometers, representing an increase of 62.9%.2D seismic data of 22,912 kilometers were processed, down by 24.2% compared with that of the same 2006 period, mainly because some vessels switched operation to 3D seismic data collection. In terms of data processing services, COSL achieved promising performance for the first half of the year. 2D seismic data processing volume reached 6,157 kilometers, a 102.9% growth over the same period last year. 3D seismic data processing volume reached 2,637 sq. kilometers, a 103.5% growth over the first half of last year.

Operating Performance Overview:

Drilling Activities	**As at 30 June 2007**	**As at 30 June 2006**	**Change (%)**
Operating Days (Days)	**2,658**	**2,224**	**19.5%**
Jack-up Rigs	2,130	1,780	19.7%
Semi-submersible Rigs	528	444	18.9%
Utilization Rate (Available Day)	**100.0%**	**100.0%**	**0.0%**
Jack-up Rigs	100.0%	100.0%	0.0%
Semi-submersible Rigs	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	**97.9%**	**87.6%**	**10.3%**
Jack-up Rigs	98.1%	89.2%	8.9%
Semi-submersible Rigs	97.2%	81.8%	15.5%
Well Workover (Team • Day)	**7,610**	**6,112**	**24.5%**

Well Services	As at 30 June 2007	As at 30 June 2006	Change (%)
Logging (no. of jobs)	**462**	**350**	**32.0%**
Drilling Fluids (no. of wells)	139	169	-17.8%
Directional Drilling (no. of jobs)	248	101	145.5%
Cementing (no. of wells)	238	135	76.3%
Well Completion (no. of jobs)	790	656	20.4%

Marine Support and Transportation Services	As at 30 June 2007	As at 30 June 2006	Change (%)
Operating Days (Days)	**11,925**	**11,632**	**2.5%**
Standby vessels	6,524	6,570	-0.7%
AHTS vessels	3,535	3,199	10.5%
PSV vessels	1,058	1,071	-1.2%
Utility vessels	808	792	2.0%
Vessel Utilization Rate (Available Day)	**99.5%**	**98.4%**	**1.1%**
Standby vessels	100.0%	99.5%	0.5%
AHTS vessels	100.0%	98.0%	2.0%
PSV vessels	100.0%	99.8%	0.2%
Utility vessels	93.1%	89.9%	3.2%
Vessel Utilization Rate (Calendar Day)	**94.3%**	**94.5%**	**-0.2%**
Standby vessels	94.9%	95.5%	-0.6%
AHTS vessels	93.6%	93.0%	0.6%
PSV vessels	97.5%	98.6%	-1.1%
Utility vessels	89.2%	87.5%	1.7%

Geophysical Services	As at 30 June 2007	As at 30 June 2006	Change (%)
2D Seismic Data			
Data Collection (km)	22,912	30,229	-24.2%
Data Processing (km)	6,157	3,035	102.9%
3D Seismic Data			
Data Collection (km2)	5,691	3,494	62.9%
Data Processing (km2)	2,637	1,296	103.5%

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

23 July 2007
Beijing

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

RESULTS OF CLASS MEETINGS HELD ON 6 JUNE 2007

The Directors are pleased to announce that the special resolutions approving the A Share Issue was duly passed at the Class Meetings held on 6 June 2007.

Reference is made to the circular (the "**Circular**") of China Oilfield Services Limited (the "**Company**") dated 20 April 2007. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the proposed A Share Issue was duly passed by the respective holders of Domestic Shares and H Shares by way of poll as special resolutions at the Class Meetings held on 6 June 2007.

Jun He Law Office was authorized by Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for the voting counting.

Results of the class meeting for holders of Domestic Shares

Details of the poll results in respect of the special resolution passed at the class meeting for holders of Domestic Shares are as follows:

SPECIAL RESOLUTION	FOR Votes (%)	AGAINST Votes (%)	Total number of votes
To approve the allotment and issue of not more than 820,000,000 A Shares by way of placing and/or public offering in the PRC in accordance with the terms and conditions as detailed in the Circular and to authorize the board of directors of the Company (the "**Board**") to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, exact number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber, the engagement of advisers and underwriters and the granting of over-allotment option), and to authorize the Board at its discretion and with full authority, to sign or execute all necessary documents and take all other necessary actions to give effect to the A Share Issue.	2,460,468,000 (100%)	0 (0%)	2,460,468,000

As at the date of the Class Meetings, the Company had 2,460,468,000 Domestic Shares in issue. Shareholders holding a total of 2,460,468,000 Domestic Shares were entitled to vote for or against the resolution. There was no holder of Domestic Shares who was only entitled to vote against the resolution at the class meeting for Domestic Shares.

Results of the class meeting for holders of H Shares

Details of the poll results in respect of the special resolution passed at the class meeting for holders of H Shares are as follows:

SPECIAL RESOLUTION	FOR Votes (%)	AGAINST Votes (%)	Total number of votes
To approve the allotment and issue of not more than 820,000,000 A Shares by way of placing and/or public offering in the PRC in accordance with the terms and conditions as detailed in the Circular and to authorize the Board to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, exact number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber, the engagement of advisers and underwriters and the granting of over-allotment option), and to authorize the Board at its discretion and with full authority, to sign or execute all necessary documents and take all other necessary actions to give effect to the A Share Issue.	710,850,085 (99.997%)	24,000 (0.003%)	710,874,085

As at the date of the Class Meetings, the Company had 1,534,852,000 H Shares in issue. Shareholders holding a total of 1,534,852,000 H Shares were entitled to vote for or against the resolution. There was no holder of H Shares who was only entitled to vote against the resolution at the class meeting for H Shares.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

6 June 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

RESULTS OF ANNUAL GENERAL MEETING HELD ON 6 JUNE 2007

China Oilfield Services Limited ("COSL" or the "Company") held its annual general meeting for the fiscal year of 2006 ("AGM") on Wednesday, 6 June 2007 at 10:00 a.m. (Beijing Time) at Conference Room 610B, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing, China. The shareholders in attendance either in person or by proxy at the AGM represent 3,185,600,085 shares, or 79.7% of the total issued share capital of the Company. Shareholders of H Shares representing 725,132,085 H Shares have attended the meeting. None of the shareholders of the Company was required to abstain from voting for the resolutions proposed at the AGM, and no shares entitling the holder to attend and vote only against the resolutions proposed at the AGM. The AGM was chaired by Mr. Yuan Guangyu, Executive Director of the Company. Jun He Law Office was authorized by Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for voting counting. The poll result for the resolutions proposed at the AGM is as follow:

		ORDINARY RESOLUTIONS	For (Approximate percentage)	Against (Approximate percentage)	Total number of votes
1		To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2006;	3,185,600,085 100%	0 0%	3,185,600,085
2		To consider and approve the proposed annual dividend for the year ended 31 December 2006;	3,185,600,085 100%	0 0%	3,185,600,085
3		To consider and approve the budget for fiscal year 2007;	3,185,600,085 100%	0 0%	3,185,600,085
4		To consider and approve the report of the directors of the Company for the year ended 31 December 2006;	3,185,600,085 100%	0 0%	3,185,600,085
5		To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2006;	3,185,600,085 100%	0 0%	3,185,600,085
6		To consider and approve the re-appointment of non-executive director and independent non-executive director;	3,022,958,718 95%	159,409,367 5%	3,182,368,085
7		To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2007 and to authorize the board of directors to fix the remuneration thereof;	3,185,600,085 100%	0 0%	3,185,600,085
8		Subject to the passing of the special resolution 12 below and conditional upon the completion of the A Share Issue, to approve the adoption of the procedural rules of the Shareholders' general meetings as set out in Appendix II to the circular of the Company dated 20 April 2007 (the "Circular");	3,185,600,085 100%	0 0%	3,185,600,085
9		Subject to the passing of the special resolution 12 below and conditional upon the completion of the A Share Issue, to approve the adoption of the procedural rules of the Board meetings as set out in Appendix III to the Circular;	3,185,600,085 100%	0 0%	3,185,600,085
10		Subject to the passing of the special resolution 12 below and conditional upon the completion of the A Share Issue, to approve the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix IV to the Circular;	3,185,600,085 100%	0 0%	3,185,600,085
11		Subject to the passing of the special resolution 12 below and conditional upon the completion of the A Share Issue, to approve the adoption of the decision-making procedures on connected transactions as set out in Appendix V to the Circular;	3,185,600,085 100%	0 0%	3,185,600,085
		SPECIAL RESOLUTIONS			
12		To consider and approve, subject to the approvals by the Shareholders at Class Meetings and by the relevant regulatory authorities, which include the CSRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and/or public offering of new shares and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:			
	(1)	Class of Shares: A Shares;	3,183,660,085 99.94%	1,940,000 0.06%	3,185,600,085
	(2)	Total number of A Shares to be issued: not more than 820,000,000 A Shares. The final number of A Shares to be issued and the structure of the issue is subject to the approval by CSRC and other Relevant Authorities and the adjustments (if any) made by the Board;	3,185,600,085 100%	0 0%	3,185,600,085
	(3)	Nominal value: RMB1.00 each;	3,185,600,085 100%	0 0%	3,185,600,085
	(4)	Target subscribers: (i) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (ii) other institutional investors and public investors as approved by CSRC, except for those prohibited under the PRC laws and regulations;	3,185,600,085 100%	0 0%	3,185,600,085
	(5)	Basis of determining the issue price: issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC;	3,185,600,085 100%	0 0%	3,185,600,085
	(6)	Place of listing: Shanghai Stock Exchange;	3,185,600,085 100%	0 0%	3,185,600,085
	(7)	Use of proceeds: Funds raised will be mainly used for the following projects: building of the second 400-feet rig (942) (approximately RMB1,242 million), building of a multi-purpose drilling platform (approximately RMB293 million), building of the second multi-purpose platform (approximately RMB306 million), building of '2+2' rigs of 300ft jackup rigs (approximately RMB5,396 million), building of eighteen Type 6 service vessels (approximately RMB2,402 million), building of two deep-water AHTS vessels (approximately RMB952 million), modifying the eight-cable seismic vessel (approximately RMB530 million), building of one twelve-cable seismic vessel (approximately RMB1,149 million), building of one deep-water investigation vessel (approximately RMB558 million) and the purchase of following equipments including vertical seismic profile (approximately RMB16 million), two sets of coil tubbing unit and nitrogen equipment (approximately RMB41 million), three sets of LWD (approximately RMB243 million), magnetic resonance imaging log-prime (approximately RMB26 million), extended range micro-zmager (approximately RMB23 million). The funds raised will also be used to substitute the funds raised by the Company that have been already put into the projects. Apart from financing the above projects, the remaining funds will also be used as additional working capital of the Company. The company intends to finance any shortfall for the above projects through internal and/or external financial resources.	3,185,600,085 100%	0 0%	3,185,600,085
	(8)	The A Shares are listed Domestic Shares and except as otherwise provided for in the applicable laws, rules and regulations and the Articles of Association, will rank pari passu with the existing Domestic Shares and H Shares in all respects. Once the A Share Issue is completed, both new and existing Shareholders will be entitled to share the Company's accumulated retained earnings at the time of the A Share Issue;	3,185,600,085 100%	0 0%	3,185,600,085
	(9)	Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by the Shareholders at AGM and the Class Meetings;	3,185,600,085 100%	0 0%	3,185,600,085
	(10)	The Board (and its delegates) shall be and are authorized to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber, the engagement of advisers and underwriters and the granting of over-allotment option); and	3,185,600,085 100%	0 0%	3,185,600,085
	(11)	The Board (and its delegates) shall be and are authorized to, at their discretion and with full authority, sign or execute all necessary documents (including but not limited to the preliminary offering circular, the prospectus, underwriting agreement, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;	3,185,600,085 100%	0 0%	3,185,600,085

13	Subject to the passing of the above special resolution 12 and conditional upon the completion of the A Share Issue, (a) the amendments to the Articles of Association as set out in Appendix I to the Circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorized to make further amendments (including necessary changes in contents or sequence of provisions) which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities after the completion of the A Share Issue; The amended Articles of Association as referred to in this special resolution 12 shall come into effect on the date when all the relevant approvals are obtained;	3,185,600,085 100%	0 0%	3,185,600,085
14	To consider and, if thought fit, to authorise the board of directors of the Company (the "Board") to renew the general mandate granted to Board to allot and issue H Shares in accordance with the terms set out in the Notice of AGM.	2,998,908,011 94%	186,692,074 6%	3,185,600,085
15	To approve the additional amendments to the articles of association of the Company as set out in the notice of the Company dated 18 May 2007.	3,031,289,693 99.87%	4,032,000 0.13%	3,035,321,693

The Company will pay a final dividend of RMB 6 cents per share (tax inclusive) for the fiscal year 2006 on 20 June 2007. The final dividend will be paid to all COSL shareholders whose names appear on the register of members of the Company on 7 May 2007. In accordance with Article 169 of the Articles of Association of the Company, the final dividend of RMB 6 cents per share (tax inclusive) payable to the holders of H Shares will be made in Hong Kong dollar with the Hong Kong dollar to Renminbi conversion rate being the average closing conversion rate announced by the People's Bank of China for the week immediately prior to 6 June 2007.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

6 June 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

COSL

中海油田服務股份有限公司
China Oilfield Services Limited
(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

RESIGNATION OF SUPERVISOR

The board of directors (the "**Board**") of China Oilfield Services Limited (the "**Company**") announces that Mr. Xiao Jianwen ("**Mr. Xiao**") resigned as supervisor of the Company with effect from 4 June, 2007. Mr. Xiao stated that he could no longer cope with the duties of being a supervisor of the Company due to his busy personal work schedule.

Mr. Xiao has confirmed that there is no disagreement in any aspects with the Company and the Board confirmed that there are no matters that need to be brought to the attention of the shareholders of the Company in relation to the resignation of Mr. Xiao.

The Board would like to thank Mr. Xiao for his contributions to the Company during his tenure of services with the Company.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

5 June 2007

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

COMPANY BACKGROUND

China Oilfield Services Limited ("COSL", stock code: 2883.HK) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the NYSE. The ticker symbol is CHOLY.

The Company's turnover for 2006 was RMB6,364.8 million, representing an increase of RMB1,576.0 million or 32.9% from RMB4,788.8 million in 2005. The increase was driven by an expansion into overseas markets, rise in service prices and utilization of new equipment. Net profit amounted to RMB1,128.2 million, representing an increase of 37.4% from RMB 821.0 million recorded in 2005. Since listing in 2002, the Company's operating revenue and net profit recorded a CAGR of 23.6% and 33.6% in 5 consecutive years.

As at 31 December 2006, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. COSL owns and operates the largest and most diverse fleets in offshore China, we own a total of 69 marine support vessels, 5 oil tankers and 1 chemical tanker. In addition, we own a fleet of 7 seismic vessels and 4 geotech survey vessels and have a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier qualified services while adhering to the highest health, safety and environmental standards. COSL has obtained the ISM (International Safety Management) certificates. Meanwhile, according to the ISO 9000, ISO14000 and OHSAS management standard, COSL has established and implemented the QHSE system.

CONTENTS

FINANCIAL HIGHLIGHTS

Highlights of Selected Income Statement

	Year ended 31 December			
	2006 RMB'000	2005 RMB'000	2004 RMB'000	2003 RMB'000
Turnover	6,364,839	4,788,792	3,824,029	3,062,255
Other revenues	31,341	12,919	23,488	11,720
Total operating expenses	(5,003,938)	(3,951,444)	(3,155,349)	(2,524,200)
Profit from operations	1,392,242	850,267	692,168	549,775
Financial (expenses)/income	(55,546)	50	34,499	31,459
Share of profits of jointly-controlled entities	113,505	106,617	79,445	38,663
Profit before tax	1,450,201	956,934	806,112	619,897
Tax	(321,966)	(135,938)	(104,385)	(153,991)
Net profit from ordinary activities attributable to shareholders	1,128,010	820,996	701,727	465,906
EPS (RMB cents)	28.23	20.55	17.56	11.66

Highlights of Selected Consolidated Balance Sheet

	As of 31 December			
	2006 RMB'000	2005 RMB'000	2004 RMB'000	2003 RMB'000
Non-current assets	9,310,390	7,498,183	5,947,687	4,975,730
Current assets	3,819,780	2,211,692	3,193,133	3,255,325
Current liabilities	3,362,870	1,469,317	1,242,886	544,952
Total assets less current liabilities	9,767,300	8,240,558	7,897,934	7,686,103
Non-current liabilities	1,148,756	585,816	833,258	1,140,967
Capital and reserves	8,618,544	7,654,742	7,064,676	6,545,136

FINANCIAL HIGHLIGHTS

Turnover

RMB Million


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,366
2,726
3,062
3,824
89
6,365
01
02
03
04
05
06

Net Profit

RMB Million


1,200
1,000
800
600
400
200
0
273
354
466
702
821
01
02
03
04
05
06

CORPORATE MILESTONES IN 2006

16 January
The Company announced to be awarded with 3 contracts through international tendering in pre-drilling engineering, fluid and cementing, respectively for the M land lot oilfield technology of CNOOC Myanmar Limited, of which the pre-drilling engineering and fluids were the first winning project in overseas market with COSL oilfield technology, and the total contract amount is RMB 40 million.

23 January
The Company announced to enter a new contract with Iran Northern Drilling Company in respect of rig-management, repairs and maintenance for Alborz, a semi-submersible rig in its strategic exploration in lot Six, Caspian Sea. The term of this contract is 3 years with a total value of approximately US$ 33 million.

31 May
The Company announced that COSL 941, the first 400 feet Jack-up built in China, formally commenced operation. COSL 941 project with fundamental design jointly conducted with FGL (FGL BUYER LLC) in the US, was built by Dalian Shipbuilding Industry Co. Ltd. Total project investment was approximately US$ 135 million.

June 15
The Company announced new breakthrough in gaining overseas contract in oilfield production phase, and gained new overseas contracts through public tendering, pursuant to which the Company will provide senior management staff in Workover Pulling Units for BR Energy.

28 June
The Company announced that it has successfully entered into a supplementary contract with the Malaysian Genting Oil and Gas Limited ("Genting"). COSL NH2 will provide Genting with drilling service. This new overseas contract for NH2 evidenced the Company's recent achievement in overseas business expansion.

3 July
The Company announced that it had established Eastern Marine Services Limited ("Eastern Marine") a joint venture company with Trico Marine Services, Inc. ("Trico", NASDAQ Code: TRMA) to jointly develop international marine support and transportation. The Company will be further strengthened through the provision of diversified and quality oilfield services to the South East Asian market.

27 July
The Company announced that it had entered the first overseas contract with Sinopec International Petroleum Exploration and Production Corporation for the provision of well cementing services to its Sakhalin-Veninsky project in Russia.

21 August
The Company announced its 2006 interim results, showing consistent and steady business growth. It recorded 20.7% and 20.6% growth in revenue and net profit respectively over the corresponding period in 2005.

23 August
COSL was awarded the "2006 Unit with Excellent Corporate Image in China".

18 September
The Company announced that COSL 941, a jack-up rig had arrived in the Northern Bay in South China Sea after a conveyed voyage and successfully started drilling. This marked the first domestic-built rig with leading international standards had entered into service upon the completion of construction.

11 October
The date marked the 20th anniversary for COSL's providing service to customers in Tarim, Xingjiang.

7 November
The Company announced that the building of COSL 942, the second 400 feet rig had been commenced.

18 December
The Company announced that it was awarded the contract for the construction and subsequent service on 4 Module Rigs in the Mexican Gulf, through cooperation with GOIMAR S.A de C.V. and gradually breakthough into matured markets such as the GOM.

OPERATION HIGHLIGHTS

Drilling Services

Revenue by Segment

RMB Million


2006
869.4
(13.7%)
1,042.8
(16.4%)
3,100.4
1,352.2
2005
550.0
(11.5%)
867.7
2,205.7
1,165.4



COSL is the leading drilling services provider in the offshore China market, and an important player participate in international markets. COSL operates 15 drilling rigs, including 12 jack-ups, one of which was leased and 3 semi-submersibles. With the commencement of operation of COSL 941, the first 400 feet jack-up rig built in China, COSL's drilling capacity has been enhanced further. Other than upgrading the drilling equipment, COSL has actively expanded new businesses. We have obtained contracts for module rigs and marine support services in Mexico. These new businesses will add further impetus to our future revenue growth.

	As at 31 December 2006	As at 31 December 2005	Change (%)
Wells Drilled (No. of wells)	221	246	-10.2%
Exploration Wells	56	56	0.0%
Development Wells	165	190	-13.2%
Operating Days	4,769	4,604	3.6%
Jack-up Rigs	3,839	3,739	2.7%
Semi-submersibles	930	865	7.5%
Utilization Rate (Available Days)	100.0%	98.0%	2.0%
Jack-up Rigs	100.0%	98.9%	1.1%
Semi-submersibles	100.0%	94.2%	5.8%
Utilization Rate (Calendar Days)	90.0%	90.1%	-0.1%
Jack-up Rigs	91.3%	93.1%	-1.8%
Semi-submersibles	84.9%	79.0%	5.9%
Well workover (team days)	13,369	8,483	57.6%

Operation Profit by Segment

RMB Million


2006
150.4
(10.8%)
215.6
(15.5%)
176.9
(12.7%)
849.3
(61.0%)
2005
84.1
(9.9%)
110.3
(13.0%)
150.4
505.5

Well Services



	As at 31 December 2006	As at 31 December 2005	Change (%)
Logging (No. of jobs)	837	698	19.9%
Drilling Fluids (No. of wells)	291	368	-20.9%
Directional Drilling (No. of jobs)	242	210	15.2%
Cementing (No. of wells)	332	249	33.3%
Well Completion (No. of jobs)	1,244	1,233	0.9%

COSL is an experienced well services provider, with over 30 years of experiences in offshore China market, and more than 20 years of experiences in onshore market. As the largest and strongest well services provider in china offshore, we provide complete well services, including wire logging, drilling fluids, directional drilling, cementing, well completion, well work-over services and information integration services. In the international markets, COSL is particular competitive in drilling fluids and cementing services. In addition, we put strong efforts on research and development. Not only do we own a lot of advanced equipment, we also have a fleet of quality management team. We can provide full-range onshore and offshore oil services in both exploration and development phases for both domestic and international clients. COSL has already entered a number of international markets, such as the Philippines, Indonesia, Myanmar and Papua New Guinea.

- Drilling
- Well Services
- Marine Support and Transportation
- Geophysical

Operating Expenses by Segment

RMB Million


2006
731.5
827.2
(16.6%)
2,262.9
1,182.3
2005
466.4
757.4
(19.2%)
1,704.8
1,022.8

Drilling
Well Services
Marine Support and Transportation
Geophysical

Marine Support & Transportation Services



COSL owns and operates the largest and most diverse fleets in offshore China. As at December 31, 2006, we own and operate 69 support vessels, 5 oil tankers, 1 chemical vessel. We also lease when needed 5 working carriers and 5 chemical carriers. In 2006, COSL partnered with Trico Marine to form a joint venture company, Eastern Marine Services Limited to expand marine services in Southeast Asia market.

	As at 31 December 2006	As at 31 December 2005	Change (%)
Operating Days	23,668	23,220	1.9%
Standby Vessels	13,321	13,193	1.0%
AHTS Vessels	6,554	6,411	2.2%
PSV Vessels	2,113	2,217	-4.7%
Utility Vessels	1,680	1,399	20.1%
Utilization Rate (Available Days)	99.1%	98.7%	0.4%
Standby Vessels	99.7%	99.3%	0.4%
AHTS Vessels	98.8%	99.1%	-0.3%
PSV Vessels	99.8%	99.5%	0.3%
Utility Vessels	94.9%	90.3%	4.6%
Utilization Rate (Calendar Days)	95.1%	93.6%	1.5%
Standby Vessels	96.0%	95.9%	0.1%
AHTS Vessels	93.7%	92.4%	1.3%
PSV Vessels	96.5%	96.8%	-0.3%
Utility Vessels	92.1%	76.6%	15.5%

COSL's Market Share in China Offshore by Segment

%


100
90
80
70
60
50
40
30
20
10
0
95
60
78
80
Drilling
Well Services
Marine Support and Transportation Services
Geophysical
COSL
Other Companies

Geophysical Services



	As at 31 December 2006	As at 31 December 2005	Change (%)
2D Seismic Data			
Data Collection (km)	45,682	46,166	-1.0%
Data Processing (km)	14,512	15,746	-7.8%
3D Seismic Data			
Data Collection (km²)	7,337	3,693	98.7%
Data Processing (km²)	4,187	2,843	47.3%

COSL is the dominant geophysical services provider in offshore China, we are also a major player in international markets. We own a fleet of 7 seismic vessels and 4 geotech survey vessels. As the 6-streamer seismic vessel COSL 718 commenced operation, our geophysical services efficiency has been greatly enhanced. Not only has it added impetus to our future growth, it also marked the first 6-streamer seismic vessel modified in Asia. We also operate in other regions including the South and North Americas, the Middle East, offshore Africa and offshore Europe. Our geophysical services are divided into two main categories: seismic services and surveying services.

CHAIRMAN'S STATEMENT

Dear Shareholders,

I am delighted to report to you that COSL has again recorded historical high operating results in year 2006. The Company's turnover rose 32.9% over that of 2005. The compound annual growth rate of the net sales revenue reached 23.6% in the years 2002 to 2006. The Company's share price surged from HK$ 3.1 at year beginning to HK$ 5.4 at the end of 2006, represanting an increase of 74%, above the market mean. In addition, COLS has been recommended as one of the Global Well-Chosen Stocks by Standard & Poor's for three consecutive years.

Further, COSL's assets, shareholder equity, earnings per share and corporate value have all achieved sustained and stable growth. In 2006, the Company consistently reinforced the implementation of equipment enhancement, market expansion, technology R&D and QHES systems, integrate corporate governance and enhanced internal control. COSL has established a solid foundation for development during the years upon its listing, so I am highly confident that the Company's robust , sustained and rapid growth will continue in the years ahead.



In 2006 Turnover increased by	CAGR (2002-2006) of Net Sales was
32.9%	23.6%
as Compared to RMB 4,788.8 million of 2005	

The world economy will maintain its stable growth. As estimated by the International Monetary Fund, the world economy will grow by 4.9% in 2007, while economies like China, Russia, India and Brazil will continue their strong growth momentum. Demand for crude oil will record a mild growth in the midst of economic growth. The December Monthly Report of the International Energy Agency forecasted the global daily demand for crude oil would be at 85.90 million barrels, a 1.7% growth over the year 2006. In the long run, the gap between crude oil demand and supply will remain relatively tight.

CHAIRMAN'S STATEMENT

Demand for energy will drive up investments in oil exploration and development. In 2007, global investments in oil exploration and development will further grow as compared with 2006. According to Lehman Brothers estimate, global investments in oil exploration and development in 2007 will reach US$ 291 billion, a 9% growth over year 2006. As specified in the Strategic Guidelines for Year 2007 by the CNOOC Limited, capital expenditure for 2007 will reach US$ 4.18 billion. Exploration and development activities in offshore China will remain active, while investments made by domestic oil companies in offshore oil exploration and development will remain increasing, especially the deepwater exploration that will be trend of the industry.

The international oil price, though experienced a period of significant vibration, remains at a high level by year end 2006, and has resulted in increasing demand in all aspects of oilfield services, undersupply oilfield services and shortage of professionals. All these favorable conditions have provided an excellent opportunity for Chinese oilfield services enterprises to enter the international markets. As the only listed oilfield services company in China, COSL possesses cost advantages, one-step supply chains, unique operational capacities in the provision of integrated services and potentials of undertaking transfer of international capital and labor intensive operations which will serve as a solid cornerstone for the development of COSL at home and abroad.

The Company will proactively explore new growth patterns. In recent years, the Company has taken various measures such as enhancing investments in equipment and technology, seeking low cost financing and expanding into overseas markets, with an aim of improving our operating results. Meanwhile, COSL is trying to establish a new development pattern with remarkable results. The soon to be completed acquisition of STU Russia stands for the first step in the Company's strides of equity acquisitions. The successful contract with PEMEX regarding the construction and subsequent provision of services for module rigs in the Gulf of Mexico has created a new arena for the Company's global positioning for revenue growth. Rapid development in the past few years has upgraded the Company to a new benchmark in terms of operation scale, establishment of brand culture as well as management philosophies of operations.

In the coming years, apart from maintaining a robust and rapid development trend in organic growth, the Company will reinforce direct financing and merger and acquisition, proactively explore new growth patterns as to invigorate the Company with new development momentums.

The oilfield service industry is featured by globalization while COSL anchors its development both in China and the rest of the world. Experience from the past five years has convinced me that COSL is on the right track through its multi-company integration and listing, from China to the world, and that COSL has mapped the orientation for the oilfield industry in China. Gratified by the success, I have nevertheless identified shortcomings and drawbacks, which both stemmed from the Company's history and structure as well as impacts of the transition period. I as well as the entire Board have realized that, only through in-depth reforms and participating global competition, can COSL become a truly elite international oilfield services company.

COSL once again shows a splendid report card. I would like to show my heartfelt gratitude to the shareholders management, board of directors and supervisors as well as all our employees who worked hard and contributed diligently. It is our joint effort and the strong support of the shareholders that enabled us to accomplish our past results. For the purpose of achieving a "multi-win" situation, I believe we will work proactively and choose the right path in the coming years with consistent excellent results to reward our customers, shareholders, employees and the society.



Fu Chengyu
chairman
23 March 2007

CEO'S REPORT

Dear Shareholders,

With an objective of making COSL a first class international participant, the staff of COSL have implemented the four core strategies of the Company, adhered to the spirits of innovation and principle of factualism, as a result we have obtained remarkable progress in operational growth, management innovation, technical advance, capital efficiency, teamwork relations and corporate harmony over the last year.

In 2006 Operation Profit was	In 2006, Operating Profit Increased by
1,392.2 RMB Million	63.7% as compared to RMB 850.3 million of 2005
In 2006, Operating Profit Margin Increased to	**In 2006, Revenue from Overseas Increased by**
21.9%	151.4%



Increased capital expenses, enhanced equipment capacity

In 2006, the Company continued to devote significant capital investment, improve and advance the technical capabilities of the Company's equipment. The completion of construction of drilling rig COSL941 and geophysical vessel COSL718 and the introduction of other equipments not only strengthened the operating capabilities of the Company, but also have facilitated the preparation of expansion of overseas market as well.

In 2006, the Company commenced the construction of COSL 942 drilling rig, 2 liftboats and 18 marine support vessels. The construction of two 350-feet jack-up rigs and purchase of four sets of LWD equipments in 2007 were submitted to the Board for approval. The construction of four chemical tankers and other work in progress are progressing well. The Company's

CEO'S REPORT

2002-2006 COSL&HSI Stock Performance


Times
3.3
2.6
1.9
1.2
0.5
-0.2
Nov 02
Nov 03
Dec 04
Dec 05
Dec 06

capacity will be further increased along the consistent progress of these projects. The competitiveness of COSL was greatly enhanced as the Company seized the peak of industrial demand and anchored robust organic growth.

I am proud to report to you that last year the Company secured a contract with PEMEX, a Company in Mexico, for building four module rigs. With a tight schedule, enormous workload and limited domestic capacity, thanks to elite workforce, the Company proactively sought domestic construction resources, the design and procurements, implementation and completion were all accomplished within one year. The implementation and completion of this project has reaffirmed the Company's image as a committed, well organized and effectively performing Company which is mature and responsible. This also marked that COSL has achieved the leading world standard in constructing large-scale projects.

Enhanced technical momentum, accelerated technological progress

Through active implementation and solid work, salient progress was recorded in 2006 as the corporate R&D work focused on building core competence and satisfying market demands. The scientific and technological team in COSL has harvested abundant results by diligent work guided by autonomous as well as collective innovations which were based on years' of R&D foundations. The ELIS-II imaging system was successfully built with breakthrough to its critical technologies. The FCT stratum sampling device succeeded in the trial test in the Bohai Oilfield which performed the sampling functions of the well as well, an achievement that won splendid comments. With more than three years' technological reinforcement and consistent refinement, the FET has finalized design and commenced mass production. In 2006, COSL was granted 31 patents, and the Company has owned a total of 62 patents by the end of 2006.

COSL has established the foundation of the implementation of technical driven strategies from the setting up of technical management system and the consolidation and optimization of comprehensive research and development resources, the development and inspiritment of research and development teams, the increased devotion of research and development efforts. The development of corporations depends on the advancement of sciences and technologies, and this sounds more important for the corporations with an aim of becoming a first class oilfield services company, like COSL. In future we will strive to achieve the aim to promote technical innovation, break the bottleneck of technologies, enhance our technologies, strengthen our competitively, improve our way of growth, increase our quality of growth. In addition to the focus of developing its proprietary technologies, increasing technological investment, the Company will also explore the use of various measures like merger and acquisition, development through cooperation and joint venture to accelerate our technological advancement. We will seek to shorten the time frame of transforming the new technologies into productivity while strengthening our scientific planning and management and the management of technical research and development.

Revenue derived from New Equipment as compared to Total Revenue


(5.90%)
(6.39%)
COSL941
COSL718
BH512-4 streamer upgrade

CEO'S REPORT

Enhancing refined management, maintaining cost advantages

Competitve operating cost is the conventional advantage for Chinese enterprises. In addition to lower labor costs and domestic network, COSL boasts the new and unique refined management capability on such basis. Apart from low operating costs, COSL emphasizes capital deployments, new financing channels, financial integration so comprehensive as to lower financing cost and risk. Last year, the Company has fully made use of its own development potentials and high credit rating to seek low cost financing and obtained satisfactory results.

To maintain cost advantage has been one of the core strategies of COSL. Maintaining low cost allows us to stay competitive, so that we can create values for clients, finally to achieve sustained growth of the Company and to enhance shareholders' value. We have been striving to keep operating costs below average and advantageous position of services price and competitive margin of profits from operations through various measures, like reinforced safety management, budget management, IPM business management, scientific decision-marking process and ERP system support, so as to maintain a long term growth of the Company.

Expansion into overseas market, promoting the Company brand

The overseas sales revenue of COSL increased by 151.4% over that of 2005 and accounted for 17% of the total sales. The Company has commenced operations in thirteen countries or regions like Indonesia, Australia and countries in western Africa. NHVI has been towed to Australia to undertake the Shell operating contracts which is the first time for the Company to participate in high-end international market. The ELIS system researched and developed by the Company has entered the Middle East market and obtained the drilling rigs management and services contracts of sixth generation semi-submersible rigs in Iran. The length of the period between contract awarding to completion for the four module rigs of PEMEX in Mexico set various domestic records. It is the first propriety 7,000-metre marine module rigs with integrated technologies and equipments of the PRC and foreign countries created and around 92% of the its equipments have been built in the PRC, which marks the first time of the PRC marine module rigs with services be exported to foreign countries. The brand name of COSL has increasing by being recognised overseas and its brand name effects have been materialized. During the last year, COSL obtained satisfactory results in market expansion and operations and constantly strengthened its operation and management, which can be demonstrated from its capitalizing the booming demand for the domestic and foreign oilfield service markets and booming marine market in foreign markets, settling the contradiction of demand for large-scaled equipments and resources, reasonably allocation of the services resources of the Company and fully exploiting the services capacities of different business segments. Satisfactory results of increased revenues and profits has been resulted.


COSL Domestic project
COSL Oversea's project

While internationalization is the main direction of the future development of COSL, for those corporations which want to increase their competitive advantages and accommodate unification of global economies, and diversify their market and reducing operating risks, the necessary trend is internationalization. It is also the necessary path for those companies which want to become a first class oilfield services company, while the acquisition of a Russian well cementing company set the first step in our Merge and Acqiusition efforts. In the years to come, by carry out various means such as independent development, merger and acquisition, joint venture, we will strive to achieve the purpose of training up our teams, acquiring necessary resources and technologies, so that we can lay a solid foundation to become a first class international company and achieve the target of becoming a first class international oilfield services company.

To implement the Integrated Project Management by capitalizing on our resource advantages

The Integrated Project Management is another important part of our strategic objectives. With a related yet diversified professional service chain, COSL is able to maximize its competitive advantage as a complete service provider. Riding on our strong expertise and large equipment, we managed to integrate our professional technology and enhance our capability in provision of integrated services through the introduction of integrated solutions, so as to meet the requirements of oil companies. As a result, our overall competitiveness is enhanced. These are our unique competitive advantages.

To grow into an international premier oilfield services provider, COSL should be brave enough to abandon industry practices, explore new niche markets and business modes. In the face of increasing diversified clients, markets and demands, we will improve our capability in the Integrated Project Management by improving organizational management, consummating back-office support and accelerating the recruitment of talents. To enhance the overall competitive strength of the Company and provide value-added services, we will also promote the rapid growth of technical know-how and continue to provide integrated services.

To serve corporate citizens and shoulder our social responsibilities

As a listed company, COSL is constantly committed to its sustainable development. Besides creating corporate values, we also shoulder our social responsibilities. Besides seeking to provide shareholders with the best return, COSL is also committed to the improvement of employment, reduction of pollution and enhancement of the living quality of people in the community. We clearly understand that an enterprise cannot be successful and achieve long-term development unless it well coordinates the relationship among our economic, social and environmental responsibilities proactively. For this purpose, COSL has participated in a number of activities in the last year to perform its social responsibilities. Such activities involve emphasizing on environmental protection, providing funds for Hope primary schools, supporting the poor by way of commercial insurance and making disaster relief efforts.

In 2007, the economy of the world will continue to grow at a steady pace. The investments in global petroleum exploitation and development will continue to grow compared with that of 2006. The focus of exploitation and development will switch to regions outside North America, extending toward marine, especially deep-sea areas. Benefiting from the continued growth in oil exploitation and development in the offshore China market, the oilfield service industry will step into a period of favorable development.

In 2007, we will seek various funding sources with breakthroughs in various aspects. We will continue to implement the four core strategies and enhance the infrastructure level as well as operation capacity. More efforts will be put into the investment in technology, improvement of development methodology and enhancement of technical services. Also, we will continue to strengthen the internal and foreign capital operations and speed up the internationalization of the Company, so as to increase the proportion of overseas income in our revenue. Moreover, we will continue to enhance our integrated services and bring into play our unique competitiveness. We will also improve the QHSE system management and enhance the quality of services. The Company will strive to lower the operating costs and strictly control the underlying risks. Measures will be taken to establish the brand of COSL and save energy and increase efficiency, thus creating maximum values for our clients.

Finally, I would like to thank all employees of COSL for their hard work in the last year. I also desire to extend my heartfelt gratitude to all members of the society, Shareholders, Directors' Supervisors and our staff for their care and support. With their care and support, COSL will create new history.



Yuan Guangyu
Chief Executive Officer
23 March 2007

2006 Worldwide Rig Count	2006 Rig Count Increased
3,043 platform	10.8% from 2,746 in 2005

Sources: BakerHughs website

The global economy continued to thrive in 2006, growing by 5.1%, which is higher than the 4.9% recorded in 2005. As a result, with an average growth rate of 4.8%, the last four years represented a period of fastest growth for global economy since the 1970s. The continued high growth rate for global economy in 2006 was mainly due to the robust growth of the developed countries in the first quarter, as well as continued high rate of growth of the major developing economies such as China and India. For the past decade, China's economy has sustained remarkable growth, with an average GDP growth rate of 8.6%. In 2006, China's GDP increased by 10.7%, mark-up a record high for the country's economic growth.

Economic growth has spurred the demand for energy. OPEC statistics show that global consumption of oil has increased by 1.2% in 2006, driven by global economic growth. Meanwhile, international oil prices remain at a high level, despite a drop following earlier rises. In the first half of the year, oil prices followed the upward trend in the past three years. and the West Texas Intermediate (WTI) averaged at US$67.1 per barrel. In the latter half of the year, oil prices began to drop from August onwards after peaking at US$77.03 per barrel in July. At year end, oil price was at US$56.0 per barrel. WTI averaged at US$60.3 per barrel throughout 2006, representing an increase of 21% year-on-year which was slower than the 44% posted in 2005.

Recent 10-year Rig Count and Oil Prices Trend


3,500
3,000
2,500
2,000
1,500
1,000
500
0
International
USA
Canada
WTI(per barrel)
70
60
50
40
30
20
10
0
96
97
98
99
00
01
02
03
04
05
06

Sources: Baker Hughes Incorporated rig count information




MANAGEMENT DISCUSSION & ANALYSIS



Increasing oil prices over a sustained period have effectively led to high growth rate in the investment in exploration and production (E&P) by major oil companies. OPEC statistics show that the global investment in oil E&P has increased twofold from approximately US$110 billion in 1999 to around US$220 billion in 2006. CNOOC Limited, a leader in oil E&P offshore China and our principal customer, attained a compound growth rate in E&P investment year by year in the past five years.

The sustained growth of global E&P investment over the past 7 years has presented unprecedented room for expansion to the oilfield service industry. Supply of drilling platforms cannot meet demand in the global market. Drilling day rate is thus driven higher. Statistics of Baker Hughes show that there was a total of 3,043 drilling platforms around the world in 2006, 297 more than the 2,746 drilling platforms in 2005, representing a rise of 10.8%. Regions with the most substantial growth are the United States and Canada.

The oilfield services industry not only faced a shortage of equipment like drilling rigs in 2006, but also experienced and exacerbated shortage of talented human resources. Some companies made use of the booming period for the industry and abundant cash flow to reorganize their businesses and integrate their resources, or expand internationally through acquisition. At the same time, technological breakthrough, human resource management, innovate business mode and capital deployment have gradually become focuses of attention in the industry.

Apart from drilling services, COSL offers a full range of other oilfield services, including well services, marine support and transportation services as well as geophysical services, spanning each phase of the exploration, development and production process. The technology-centered strategy, cost leadership strategy, integrated project management and internationalization strategy are the four core strategies of COSL's long-term development. We will continue to synergize and integrate our services so as to provide more efficient and effective services to our clients.

Drilling Services

2006
Drilling Revenue

3,100.4
RMB Million

2006
Drilling Revenue
Increased

40.6%
from RMB 2,208.7 Million

COSL is the leading drilling services provider in the offshore China market. We operate a fleet of 15 drilling rigs, including 12 jack-up rigs and 3 semi-submersible rigs, 1 of jack-up rigs was leased.

In 2006, we drilled a total of 221 wells, including 56 exploration wells and 165 development wells.

COSL941, China's first 400-feet jack-up rig commenced operation in 2006 and later operated in the Western part of Nanhai Gulf. It has greatly enhanced COSL's operation capacity and international competitive advantages.

Other than upgrading the drilling capacity, COSL has also actively expanded new businesses. We have obtained contracts for module rigs in Mexico and liftboat. These new businesses will add further impetus to our future revenue growth.

The management contract for the sixth generation drilling rig in Iran created a new drilling rig service mode for us and reached a new stage from managing our own drilling rigs to managing those of our clients.

MANAGEMENT DISCUSSION & ANALYSIS

BUSINESS REVIEW





COSL941 in Operation



COSL 941 delivered with high-tech and automatic system

Global oil and natural gas exploration and production business remained robust in 2006. Building upon a sustained domestic market share of our drilling services business, we actively expanded into the overseas markets and achieved major breakthroughs. We have 2 semi-submersible rigs and 1 jack-up rig operating in Indonesia, Myanmar and Australia, respectively. Our quality services attracted many new overseas clients, including Daewoo E&P, Genting Oil Natuna Pte. Ltd., Medco Moeco Langsa Ltd. and Woodside.

In 2006, turnover from our drilling business increased by 40.6% over the previous year, reaching RMB3,100.4 million. Overseas business contributed RMB827.4 million, representing 26.7% of the total turnover. Meanwhile, COSL941, China's first 400-feet cantilever jack-up rig commenced operation on 25 June 2006 in Beibu Gulf. Its operation record throughout the year was promising.

As of 31 December 2006, we operated a total of 15 drilling rigs (including 1 leased rig). Of these rigs, 8 were located in the Bohai Bay, China, 4 were located in the South China Sea, 2 were located in offshore Indonesia and 1 at offshore Australia. During the year, we drilled a total of 221 wells, of which 56 were exploration wells and 165 were development wells. Of the wells drilled, 168 were in the Bohai Bay, China, 36 were in South China Sea and 17 were located overseas.

In 2006, our drilling rigs operated a total of 824 and 3,945 days overseas and in China respectively. These added up to a total of 4,769 operating days, up by 165 days compared to the 4,604 days in 2005. Jack-up rigs contributed 100 days to the increase (an increase of 210 days for domestic operations and a decrease of 110 days for overseas operations). The increase was mainly attributable to the total 179 operating days for COSL 941, which commenced operation on 25 June 2006. In addition, as contracts followed closely one after another and the market condition

Overseas' Drilling Revenue Contribution for Drilling Services

2006


(26.7%)
(73.3%)

2005


(6.2%)
(93.8%)
Overseas Revenue
Domestic Revenue

MANAGEMENT DISCUSSION & ANALYSIS

was favourable, the total number of days in operation increased by 42 days. Nevertheless, in accordance with the annual repair and maintenance plan, days for maintenance increased by 131 days over 2005, (including 10 days for the maintenance of COSL 941). Semi-submersible rigs had 65 more operating days (resulting from a decrease of 465 days for domestic operation and an increase of 530 days for overseas operation). The increase was mainly derived from fewer days lost between contracts, which contributed to an increased in operation days by 53 days. Moreover, maintenance days according to the repair and maintenance plan were reduced by 12 days from the previous year. In 2006, the average calendar day utilization rate was 90.0%, same as that in 2005. Utilization rates for jack-up rigs and semi-submersible rigs were 91.3% and 84.9% respectively. The available day utilization rate reached 100%, compared to 98.0% of the same period last year. Both jack-up rigs and semi-submersible rigs achieved an utilization rate of 100% as to available days.

Average day rate for our rigs was US$67,830/day, which represented a 55.8% increase from US$43,542/day in 2005. Of the increase, the average day rate for jack-up rigs was US$55,559/day, which represented a 37.5% increase from US$40,405/day in 2005. Average day rate for semi-submersible rigs was US$118,483/day, up by 107.5% from US$57,098/day in 2005.

In addition, we achieved more outstanding development in well workover in 2006. We completed an aggregate of 13,369 team days in well workover operations up by 57.6% from 8,483 team days in 2005. The increase was mainly due to the provision of integrated well workover, service to CNOOC SES Ltd. in Indonesia.

No. of Well Drilled


250
200
150
100
50
0
01 02 03 04 05 06
Exploration Well
Development Well

Utilization Rate (%)


100
90
80
70
60
50
40
30
20
10
0
01 02 03 04 05 06
Jackup
Semi-submersible

Dayrate (USD/Day)


120,000
100,000
80,000
60,000
40,000
20,000
0
01 02 03 04 05 06
Jackup

MANAGEMENT DISCUSSION & ANALYSIS

In order to expand our operation capacity, we commenced construction of the second 400-feet jack-up rig (COSL 942) on 14 July 2005. We implemented modification of the design jointly with Dalian New Shipbuilding Heavy Industry Co., Ltd. The rig is currently in the construction stage, and is expected to be completed in the first half of 2008. In addition, we secured a contract with PEMEX in Mexico for four module rigs, which are expected to commence operation in the second quarter of 2007. In December, we entered into a construction agreement with China Merchants Heavy Industry Co., Ltd. in relation to the construction of two liftboats. The liftboats to be constructed will feature those functions including well workover, adjustment well drilling, crushing, acidification, continuous oil pipe operation and development operation of marginal oilfield. Once completed and operation commenced, the project will systematically alter the mode of oilfield development operation. It will further enhance our cooperation with our clients in oilfield services.



COSL941, China's first 400-feet jack-up rig commenced operation on May 31, 2006 and later operated in the Western part of Nanhai Bay. It has greatly enhanced COSL's drilling capacity and international competitive advantages.



In order to meet the robust market demand, the Company has commenced the construction of COSL942, which is expected to be delivered in the first half year 2008.



Being invented, designed, constructed, installed, operated and managed by COSL, the four module rigs used for Mexico Project has a china made rate of 92%, setting many domestic records. COSL's high project management efficiency has reached the international standards and set new record in the construction cycle. The commencement of the project enabled us to enter the traditional market of oil services in the Gulf of Mexico market. It is expected that the four module rigs will commence operation in the second quarter, 2007.



Well Services

2006
Well Services Revenue

1,352.2
RMB Million

2006
Well Services Revenue
Increased

16%

COSL is an experienced well services provider, with over 30 years of experiences in offshore China market, and more than 20 years of experiences in onshore market. We provide one-stop well services, including wire logging, drilling fluids, directional drilling, cementing, well completion, well work-over services and information integration services. COSL is particular competitive in drilling fluids and cementing services in the international markets.

In addition, we put strong efforts on research and development. Not only do we own a lot of advanced equipment, also have a fleet of qualified management team. We can provide comprehensive onshore and offshore drilling and development oil services for both domestic and international clients. COSL has already entered a number of international markets, such as the Philippines, Indonesia, Myanmar and Papua New Guinea.

On 16 January, COSL won in an international tender and has secured three new oilfield service contracts for pre-drilling, drilling fluid and cementing operations in M (Onshore) block with CNOOC Myanmar Limited ("CML"). These pre-drilling and drilling fluid contracts are the first overseas projects of the kind under well services segment secured by the Company. The total amount of the 3 contracts reached RMB40 million.

On 27 July, COSL has signed a well cementing services contract with Sinopec International Petroleum Exploration and Production Corporation for the provision of well cementing services to its Sakhalin-Veninsky project in Russia. It is the first overseas contract between COSL and Sinopec.

The Company's self-developed Enhanced Logging Imaging System (ELIS) has begun to gain market recognition in domestic market and Middle East market.

The ECT system has received the certificate from National Technology Department and has experienced operation testing in Bohai

MANAGEMENT DISCUSSION & ANALYSIS

Well services benefited from the continuous active exploration and development offshore China and expansion into overseas markets in 2006. As our well services business solidified its position in the domestic market, we also actively expanded our well services into new overseas markets including the Philippines, Indonesia, Myanmar and Papua New Guinea. Turnover from well services amounted to RMB1,352.2 million in 2006, compared to RMB1,165.3 million in 2005, representing an increase of RMB186.9 million, or 16.0%.

Logging We completed 837 logging trips in 2006, an increase of 139 trips, or 19.9%, from 698 trips in 2005. Turnover from logging services amounted to RMB290.5 million, a 34.9% increase compared to 2005. The increase in turnover was mainly attributable to the utilization of COSL's self-developed Enhanced Logging Image System (ELIS), as well as the expansion in the new markets of Conoco Phillips exploration wells and logging of development wells in the Bohai area, and the new market of open-hole logging in the ROC block. Open-hole logging operations in the Bohai area also increased.

Drilling Fluids In 2006, we offered drilling fluids services for 291 wells, down by 77 wells from the 368 wells in 2005. Turnover from drilling fluids services amounted to RMB308.6 million, an increase of 27.8% over 2005. The increase was mainly derived from the development of new service markets such as the Jidong oilfield and CML in Myanmar, and the utilization and application of the SBM-II drilling fluids technology, and other new technologies such as MB new drilling fluids and retrieval device for heavy crystals.

Directional Drilling In 2006, we performed directional drilling services on 242 wells, an increase of 32 wells from 210 wells in 2005. Turnover from directional drilling services in 2006 was RMB319.1 million, an increase of 23.3% from RMB258.7 million in 2005. The increase was mainly attributable to the development of new onshore market (Jidong oilfield) and the utilization of advanced equipment, such as the Logging While Drilling (LWD) system, pumping production and Reservoir Performance Monitor (RPM).

Cementing We completed cementing services on 332 wells in 2006, 83 more than the 249 wells completed in 2005. Turnover from cementing totaled RMB297.7 million in 2006, an increase of 53.9% from the RMB193.5 million in 2005. The increase was mainly attributable to the cementing services provided to the new Conoco Phillips Phase 2 project, Philippine National Oil Corporate, Sinopec project in Sakhalin-Veninsky, Russia and CNOOC Myanmar Limited. The application of new latex slurry technology and cementing technology also contributed to the turnover growth.

Well Completion We performed well completion on 1,244 wells in 2006, 11 more than the 1,233 wells in 2005. Turnover from well completion was RMB97.9 million in 2006, whereas turnover in 2005 was RMB90.0 million.

Other Oilfield Technology Services In 2006, turnover from other oilfield technology services amounted to RMB38.4 million, a decrease of RMB127.8 million or 76.9% from the RMB166.2 in 2005. The decrease was mainly due to a drop in the volume of trading of non self-produced materials.



COSL's logging services


Five Production Line in Well Services Segment
1,400
1,200
1,000
800
600
400
200
0
No. of project
2002
2003
2004
2005
2006
837
698
368
332
242
1,244
Logging
Drilling Fluids
Cementing
Directional Drilling
Completion

Marine Support and Transportation




2006 Marine Support and Transportation Revenue
1,042.8
RMB Million
2006 Marine Support and Transportation Revenue Increased
20.2%
from RMB 867.7Million

COSL owns and operates the largest and most diverse fleets in offshore China. As at 31 December, 2006, we own and operate 69 support vessels, 5 oil tankers, 1 chemical carrier. We also lease 5 working vessels and 5 chemical carriers.

Our vessels mainly operate the offshore China. We provide services to offshore oil and gas exploration, development and production in a number of ways, including supply, goods and crew transportation, tow and positioning for drilling platforms, as well as tow and anchor for offshore drilling rigs. Our oil tankers are used to transport crude and refined oil and gas products. The chemical carrier is used to transport chemical fluids like methanol.

In 2006, COSL partnered with Trico Marine to form a joint venture company, Eastern Marine Services Limited to expand marine services in Southeast Asia market.

In order to increase our capacity in marine support and transportation services, we commenced a shipbuilding plan for 18 marine support vessels which are expected to operate in the near future.

In November 2006, support vessel COSL 671 commenced operation, which has further upgraded our fleet.

MANAGEMENT DISCUSSION & ANALYSIS

Our marine support and transportation services business continued its steady upward trend in 2006. While our self-owned vessels could not accommodate the increacsed volume of operations, we expanded our market share through operating leased vessels to maintain our leading position in the offshore China market. Turnover from marine support and transportation services in 2006 reached RMB1,042.8 million, up 20.2% from the RMB867.7 million in 2005. Annual total operating days rose from 23,220 days in 2005 to 23,668 days in 2006, representing an increase of 1.9%. The calendar day utilization rate was 95.1%, a 1.5% increase from 93.6% in 2005. Average day rate increased by 14.8%.

Gross transportation volume of oil tankers was 1,380,054 tons, a 6.3% decrease from 1,472,300 tons in 2005. Transportation volume of the chemical tanker reached 499,970 tons, a 739.0% increase over the 59,590 tons in 2005. The rise was brought along by new clients such as CNOOC Oil Base Group Limited's Huizhou oil products company and CNOOC Kingboard Chemical Limited.

In November 2006, the Company's new Anchor Handling, Towing and Supply (AHTS) vessel COSL671 commenced operation. At the same time, in order to further strengthen our leading position in the offshore China marine support vessels market, we commenced a shipbuilding plan for 18 marine support vessels in December. The 18 marine support vessels (4000-6500 kw) to be built constitute the largest construction project for our marine support and transportation services business in recent years. The project will not only improve the vessel age structure of the existing COSL fleet, but also lay a solid foundation for our business' expansion into international markets.

In addition, we established a joint venture with Trico Marine Services Inc. in the United States in 2006, namely Eastern Marine Services Ltd. The joint venture was registered in Hong Kong, mainly to provide services to the South East Asian market, one of our target overseas markets. The joint venture provides marine support services to offshore oil and natural gas exploration, production and relevant construction. The establishment of such joint venture is in line with our long-term strategy of strengthening our leading position as a provider of marine support services. By providing diversified quality marine support services to the vast South East Asian offshore market, our operation capacity will be further strengthened.

Working Days for Marine Vessles


(Days)
25,000
20,000
15,000
10,000
5,000
0
23,220
02
03
04
05
06





Pic1: Eastablished Easter Marine Services Limited

Pic2: COSL's new chemical carrier

Geophysical Services



The commencement of operation of COSL 718 in March 2006 has marked the first 6-streamer dual-source seismic vessel modified in Asia.

We have put together the world's first-class geophysical equipment in COSL 718. It can operate multi streamers at one time, and has greatly upgraded our geophysical services. It provides strong support to COSL's future development in the geophysical area and enhances our operation efficiency.

The 4-streamer Binhai 512 has been modified and commenced operation, it is mainly engaged in 3D seismic data collection.

2006 Geophysical Services Revenue

869.4 RMB Million

2006 Geophysical Services Revenue Increased

58.1% from RMB 550.0 Million over 2005

Revenue contributed from COSL 718

130.0 RMB Million

Revenue contributed from Bi[illegible]

[illegible].0 [illegible]

COSL is the dominant geophysical services provider in offshore China, also a major player in international markets. We own a fleet of 7 seismic vessels and 4 geotech survey vessels.

We also operate in other regions including the South and North Americas, the Middle East, offshore Africa and offshore Europe. Our geophysical services are divided into two main categories: seismic services and surveying services.

MANAGEMENT DISCUSSION & ANALYSIS

We are the dominant geophysical services provider in the offshore China market. We also operate in other regions including the South and North Americas, the Middle East, offshore Africa and offshore Europe. Our geophysical services are divided into two main categories: seismic services and surveying services. We own a fleet of 7 seismic vessels and 4 geotech survey vessels.

Seismic Services

With the sustained growth in energy demand in recent years, the geophysical market in offshore China has been robust. Demand for 3D seismic data is especially strong. our geophysical services experienced fast growth in 2006.

As the 6-streamer seismic vessel COSL 718 commenced operation in March and the renovation of 4-streamer Binhai 512 has been completed, our overall geophysical operation capacity was enhanced. With respect to seismic data collection, we collected 7,337 sq. kilometers of 3D seismic data and 45,682 kilometers of 2D seismic data. 3D seismic data increased by 3,644 sq. kilometers, or 98.7%, from 3,693 sq. kilometers in 2005, mainly because COSL 718 collected 2,486 sq. kilometers more 3D seismic data and Binhai 512 collected 906 sq. kilometers more 3D seismic data after their renovation. 2D seismic data decreased by 484 kilometers, or 1.0%, from 46,166 kilometers in 2005, mainly because Binhai 512 primarily collected 3D seismic data after 4-streamer renovation. As a result, the amount of 2D seismic data collected was less than 2005's figures.

In terms of data processing, we processed a total of 4,187 sq. kilometers of 3D seismic data in 2006, which was 1,344 sq. kilometers more than 2,843 sq. kilometers in 2005, representing an increase of 47.3%. 2D seismic data of 14,512 kilometers was processed, down by 1,234 kilometers, or 7.8%, from 15,746 kilometers in 2005.

Surveying Services

Turnover from surveying services in 2006 amounted to RMB232.3 million, an increase of RMB107.4 million or 86.0% from RMB124.9 million in 2005. RMB65.4 million in turnover generated by COSL709, which commenced operation in the second half of 2005, contributed to the majority of the increase.



in March 2006, COSL 718 was upgraded and commenced operation, The operation efficiency of 3D seismic date rose nearly 90%



COSL successfully fulfilled seismic contract in 'Sino-Philippine-Vietnam" Project.

3D Collection and Data Processing


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3D Collection
3D Data Processing
01
02
03
04
05
06

2D Collection and Data Processing


60,000
50,000
40,000
30,000
20,000
10,000
0
2D Collection
2D Data Processing
01
02
03
04
05
06

COSL could Provide IPM Services



2006 IPM Contributed

747.8

RMB Million

11.7%

Contribution in Total Revenue

Integrated Project Management

The Integrated Project Management is one of our core strategies. We benefited from our complete service chain and the superior capacity of our oilfield services equipment to provide comprehensive or bundled integrated service to our clients. We entered into 14 integrated contracts in 2006, 1 less than in 2005. Turnover realized from integrated services totaled RMB747.8 million, representing 11.7% of our gross revenue.

Technology and Development

Technological advancement is the ultimate fuel for elevating our long-term development. We have always regarded technological progress as our long-term developmental strategy. Our research and development efforts aim to solidifying core competencies and satisfy increased market demand, through our own propriatacy innovation and collaboration with others. In 2006, we were granted 31 patents. At year end of 2006 we were in possession of a total of 62 patents.

We achieved several breakthroughs in technological development in 2006. Formation Characteristics Tools (FCT) was certified by the Ministry of Science and Technology and was tested successfully on-site at the Bohai Oilfield. FET was finalized and industrial production has begun. ELIS-II imaging system, which was self-developed by as saw a key technological breakthrough as a successful system. High performance drilling fluids required in the tilted layer in Myanmar ensured that the exploration wells in Myanmar could be implemented smoothly. Nitrogen foam was tested with success on-site, and will soon be transformed into new service capacity. Sensors like APIL industrial and DFIT scientific machines reported initial success in the test at the Liaohe oilfield.

Pic1: ELIS gained recognition in domestic market and Middle-East market

Pic2: FCT was granted the certificate from National Technology Department





MANAGEMENT DISCUSSION & ANALYSIS

Overseas Business Expansion

We have achieved internationalization of our operations on a regional basis in 2006, with our overseas operations extending to 13 countries and regions including Indonesia, Myanmar, Australia, the Philippines and Mexico. Our turnover from overseas markets in 2006 amounted to RMB1,104.0 million, constituting 17.3% of our total turnover, and representing an increase of 151.4% over the RMB439.2 million in 2005.

Besides marketing a contribution to our well workover project in Indonesia and our B4 long-term contract, ELIS logging service has also entered the Middle East market. We secured a contract through open tender to provide senior Workover Pulling Unit management personnel for BR Energy in Malaysia. What is more important is that building on our experience gained and lessons learned, our overseas expansion has accelerated. As a result, we experienced further breakthroughs in our overseas business in 2006.

N2, a semi-submersible rig, executed three drilling operation contracts in Myanmar and Indonesia. with its reputation established, new clients are enquiring about opportunities for cooperation and the day rate has increased. Through working with Maersk, the semi-submersible rig N6 was sent to Australia to execute the Woodside drilling contract, entering the international high-end market of Shell Oil Company.

The commencement of the drilling rig management service project in Iran created a new drilling rig service model for us. From managing our own drilling rigs we have begun to manage those of our clients.

In addition, we obtained a contract for four module rigs of 7000 meters from PEMEX in Mexico, which has a domestic rig production rate of 92%, setting many domestic records. The commencement of the project enabled us to enter the market traditionally dominated by the European and American oil service companies, and to acquire a share in the Gulf of Mexico market, with a rich deposit of oil and gas.

As our drilling business expanded overseas, our cementing business also made great advancement in the overseas market, reaching to the Philippines, Indonesia, Myanmar and Papua New Guinea markets. The cementing business, as a relatively more competitive segment of our well services business, will gradually help bring our other businesses to the overseas market.

Overseas Revenue Contribution for COSL


2006
(17.3%)
(82.7%)
2005
Overseas Revenue
Domestic Revenue
(9.2%)
(90.8%)





Pic1: With successful overseas expansion, COSL has attracted more international employees

Pic2: The modle of module rigs of 7000 meters from PEMEX in Mexico

MANAGEMENT DISCUSSION & ANALYSIS

FINANCIAL REVIEW



In 2006, COSL continued to achieve strong growth, the Company's turnover for 2006 was RMB6,364.8 million, representing an increase of 33%, operating profit was RMB1,392.2 million, net profit was RMB1,128.2 million, increased by 64% and 37% respectively. Operating profit margin rose to 22%. In addition, we also achieved remarkable development in overseas markets, maintained a low financing cost at a high efficiency, recorded encouraging performance in the capital market, and further enhanced our equipment and technology......

2006 Revenue

6,364.8

RMB Million

Operating turnover Increased

32.9%

from RMB 4,788.8 Million

Turnover

Our turnover for 2006 was RMB6,364.8 million, representing an increase of RMB1,576.0 million or 32.9% from RMB4,788.8 million in 2005. The increase was driven by the expansion into overseas markets, increases in our service prices and use of new equipment. Meanwhile, turnover from our four business segments grew at different rates.

Turnover from drilling services reached RMB3,100.4 million in 2006, representing an increase of RMB894.7 million or 40.6% from RMB2,205.7 million in 2005. The increase in turnover was mainly attributable to a rise in the day rate of our drilling rigs and the commencement of operation of COSL941.

Turnover from well services reached RMB1,352.2 million in 2006, representing an increase of RMB186.9 million or 16.0% from RMB1,165.3 million in 2005. The increase in turnover was mainly attributable to an expansion into overseas markets and an increase in our operation volume.

Turnover from marine support and transportation services reached RMB1,042.8 million in 2006, representing an increase of RMB175.1 million or 20.2% from RMB867.7 million in 2005. The increase in turnover was mainly attributable to a rise in our service fees and volume of shipping of chemicals.

Turnover from geophysical services reached RMB869.4 million in 2006, representing an increase of RMB319.4 million or 58.1% from RMB550.0 million in 2005. The increase in turnover was mainly attributable to a rise in the volume of overseas 2D seismic data collection, the commencement of operation of COSL718 and renovation of Binhai 512.

Overall Revenue


RMB Million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
01
02
03
04
05
06
Drilling
Well Services
Marine Support and Transportation
Geophysical

MANAGEMENT DISCUSSION & ANALYSIS

Other Revenues

In 2006, other revenue totaled RMB31.3 million, representing an increase of 142.6% over the RMB12.9 million in 2005. The increase was mainly due to a rise in insurance compensation.

Operating Expenses

In 2006, operating expenses totaled RMB5,003.9 million, representing an increase of RMB1,052.5 million, or 26.6%, over RMB3,951.4 million in 2005. Of the increase, depreciation charges were RMB900.2 million, up by 19.1%. Labour costs amounted to RMB936.9 million, up by 12.4%. Repair and maintenance costs were RMB356.5 million, up by 25.0%. Costs relating to consumption of materials and other services amounted to RMB1,934.8 million, up by 34.6%. Sub-contracting costs were RMB206.3 million, down by 20.5%. Operating lease expenses amounted to RMB313.4 million, up by 46.9%. Other sales and management fees amounted to RMB81.2 million, up by 31.6%. Other operating expenses totaled RMB274.4 million, up by 160.6%.

Costs relating to consumption of materials and other services recorded a relatively greater increase, primarily due to increases in our operation volume resulting in more consumption of materials. Rise in the prices of raw materials also led to the increase. The increase of depreciation charges was mainly due to the commencement of operation of our new drilling rig COSL941, surveying vessel COSL709 and renovation of geophysical vessel COSL718. The rise in labour costs was mainly attributable to an increase in the number of equipment operators and staff members as a result of the use of new equipment and expansion into overseas markets. Operating lease expenses also recorded an increase, as the number of leasing days for drilling rigs, chemical tankers and seismic data collection standby vessel increased along with our business needs. Other operating expenses increased significantly, mainly because of the reversal of RMB59.7 million of provision for doubtful debt in 2005 and the increase in other operating expenses in additional overseas markets. Meanwhile, sub-contracting costs were reduced by the completion of the Nanbao construction project.

In 2006, operating expenses in our drilling services amounted to RMB2,262.9 million, representing an increase of RMB558.1 million, or 32.7%, from RMB1,704.8 million in 2005. Of the expenses, depreciation charges were RMB399.1 million, up by 23.4%. Labour costs amounted to RMB433.9 million, up by 19.4%. Repair and maintenance costs were RMB229.3 million, up by 23.9%. Costs relating to consumption of materials and other services amounted to RMB864.6 million, up by 49.9%. Sub-contracting costs were RMB5.6 million, down by 94.8%. Operating lease expenses amounted to RMB137.3 million, up by 30.3%. Other sales and management fees amounted to RMB41.2 million, up by 34.3%. Other operating expenses totaled RMB151.9 million, up by 1,097.5%.

Total Operating Expenses

RMB Million


6,000
5,000
4,000
3,000
2,000
1,000
0
01
02
03
04
05
06
Employee compensation costs
Operating lease expenses
Other SG&A and others

MANAGEMENT DISCUSSION & ANALYSIS

Costs relating to consumption of materials and other services recorded an increase, because of a rise in operation volume of well repair and the increase in purchase prices for oil and materials. Depreciation charges were higher mainly as a result of the commencement of operation of the new drilling rig COSL941 and renovation of certain vessels. Operating lease expenses increased by 30.3%, attributable to the increase in the daily leasing rate and the leasing days following the completion of the renovation of leased jack-up rig COSL935. Other operating expenses recorded a relatively larger increase, mainly because of the write-off of RMB59.7 million of provision for doubtful debt in 2005. Meanwhile, sub-contracting costs were reduced due to the completion of the Nanbao construction project.

In 2006, operating expenses in our well services amounted to RMB1,182.3 million, representing an increase of RMB159.5 million, or 15.6%, from RMB1,022.8 million in 2005. Of the expenses, depreciation charges were RMB173.3 million, up by 39.1%. Labour costs amounted to RMB170.5 million, up by 2.2%. Repair and maintenance costs were RMB22.7 million, up by 20.9%. Costs relating to consumption of materials and other services amounted to RMB561.6 million, up by 14.0%. Sub-contracting costs were RMB136.5 million, down by 0.8%. Operating lease expenses amounted to RMB51.3 million, up by 50.8%. Other sales and management fees amounted to RMB15.9 million, up by 30.9%. Other operating expenses totaled RMB50.6 million, up by 40.2%.

Costs relating to consumption of materials and other services recorded an increase, primarily due to the increase in operation volume and the purchase prices for raw materials. The increase in depreciation charges was due to the acquisition of equipment for directional drilling, cementing and well completion. The increase in operating lease expenses was mainly attributable to increased leasing of equipment in line with the rise in our operation volume.

In 2006, operating expenses in marine support and transportation services amounted to RMB827.2 million, representing an increase of RMB69.8 million, or 9.2%, from RMB757.4 million in 2005. Of the expenses, depreciation charges were RMB210.7 million, down by 6.0%. Labour costs amounted to RMB215.1 million, up by 2.6%. Repair and maintenance costs were RMB65.3 million, up by 6.6%. Costs relating to consumption of materials and other services amounted to RMB211.3 million, up by 19.8%. Operating lease expenses amounted to RMB73.9 million, up by 73.7%. Other sales and management fees amounted to RMB12.7 million, up by 23.3%. Other operating expenses totaled RMB38.2 million, up by 15.1%.

Costs relating to consumption of materials and other services recorded an increase, mainly because of the rise in raw material prices and replacement of components. The increase in operating lease expenses is attributable to increased leasing of chemical tanker to meet demand for chemicals transportation. Depreciation charges decreased, as a result of the completion of the depreciation of some of the vessels.

In 2006, operating expenses in geophysical services amounted to RMB731.5 million, representing an increase of RMB265.1 million, or 56.8%, from the RMB466.4 million in 2005. Of the expenses, depreciation charges were RMB117.2 million, up by 40.2%. Labour costs amounted to RMB117.4 million, up by 25.7%. Repair and maintenance costs were RMB39.3 million, up by 94.8%. Costs relating to consumption of materials and other services amounted to RMB297.4 million, up by 55.5%. Sub-contracting costs were RMB64.2 million, up by 339.5%. Operating lease expenses amounted to RMB51.0 million, up by 61.6%. Other sales and management fees amounted to RMB11.4 million, up by 32.8%. Other operating expenses totaled RMB33.7 million, up by 44.6%.

2006 Profit from Operations	2006 Profit from Operations Increased
1,392.2 RMB Million	63.7% from RMB 850.3 Million over 2005

Costs relating to consumption of materials and other services recorded an increase, mainly because of the rise in prices of raw materials such as oil and the increase in the purchases of materials and transportation expenses in line with the increase in operation volume. Sub-contracting costs increased significantly with the increase in sub-contracting costs for surveying and groundwork. Depreciation charges became higher due to the renovation of 6-streamer rig COSL718 and 4-streamer Binhai 512. Operating lease expenses rose by 61.6%, primarily attributable to higher lease expenses for standby and positioning vessels as a result of the change in the mode of operations and increase in operation volume. The increase in repair and maintenance costs was mainly attributable to large-scale maintenance of vessels including BH512 and BH511 according to needs.

Operating Profit

In 2006, we achieved an operating profit of RMB1,392.2 million, representing an increase of RMB541.9 million, or 63.7%, compared to the RMB850.3 million in 2005. The increase in operating profit was mainly due to the relatively larger growth in drilling, offshore utility vessel and transportation services businesses. Of the profit, drilling services recorded an operating profit of RMB849.3 million, representing an increase of RMB343.8, or 68.0%, from the RMB505.5 million in 2005. Well services recorded an operating profit of RMB176.9 million, representing an increase of RMB26.5 million, or 17.6%, from the RMB150.4 million in 2005. Marine support and transportation services recorded an operating profit of RMB215.6 million, representing an increase of RMB105.3 million, or 95.5%, from the RMB110.3 million in 2005. Geophysical services recorded an operating profit of RMB150.4 million, representing an increase of RMB66.3 million, or 78.8%, from the RMB84.1 million in 2005.

Operating Profit


1,400
1,200
1,000
800
600
400
200
0
02
03
04
05
06
Drilling
Well Services
Marine Support and Transportation
Geophysical

Financial Expenses

Financial expenses in 2006 amounted to RMB55.5 million, compared to the financial income of RMB0.05 million in 2005. The increase in financial expenses of RMB55.6 million consisted of the increase in the loss from currency exchange of RMB29.9 million, the increase in interest expenses of RMB36.6 million and the increase in interest income of RMB10.9 million.

MANAGEMENT DISCUSSION & ANALYSIS

Share of Profits from Jointly-Controlled Entities

Our share of profits from jointly-controlled entities amounted to RMB113.5 million in 2006, representing an increase of RMB6.9 million, or 6.5%, compared to RMB106.6 million in 2005. The increase was mainly attributable to the increase in profits from China Nanhai-Magcobar Mud, China-France Bohai Geoservices and China Petroleum Logging-Atlas Cooperation Service Company compared to those in 2005.

Profit Before Tax

Profit before tax amounted to RMB1,450.2 million in 2006, representing an increase of RMB493.3 million, or 51.6%, compared to RMB956.9 million in 2005. The increase was mainly attributable to the increase in our drilling services and marine support and transportation services.

Income Tax

In 2006, we had a net income tax expense of RMB322.0 million, representing an increase of RMB186.1 million, or 136.9%, compared to RMB135.9 million in 2005. We recorded tax liabilities in 2006 of RMB498.0 million, offset by a tax refund of RMB176.0 million from the tax authority attributable to the reduction in our corporate income tax rate from 33% to 15% in 2005 as a result of the approval of our status as an advanced technology enterprise in 2005.

Profit After Tax

Our profit after tax in 2006 was RMB1,128.2 million, representing an increase of RMB307.2 million, or 37.4%, compared to RMB821.0 million in 2005.

2006 Tax

332

RMB Million

2006 Net Profit

1,128

RMB Million

2006 Net Profit Increased

37.4%

from RMB 821.0 Million over 2005

2006 EPS

28.23

RMB Cents

COSL EPS

RMB Cents


30
25
20
15
10
5
0
17.56
20.55
01
02
03
04
05
06

MANAGEMENT DISCUSSION & ANALYSIS

Dividends

We did not declare or pay any special interim dividend in 2006. Our Board proposed to declare a year-end final dividend of RMB239.7 million or RMB0.06 per share. The recommended date for distribution is 20 June 2007 (Wednesday).

Debt Servicing Ability and Funding Resources

Cash and cash equivalents amounted to RMB1,013.8 million at the opening of the year 2006. For this twelve-month period, net cash inflow from operating activities was RMB1,818.7 million, net cash outflow from investing activities was RMB1,758.3 million, net cash inflow from financing activities was RMB1,400.8 million and time deposits for more than three months decreased by RMB165.5 million. As at 31 December 2006, we had cash and cash equivalents amounting to RMB2,309.5 million.

Cash Generated from Operations

Net cash generated from operating activities amounted to RMB1,818.7 million in 2006, representing an increase of RMB557.3 million, or 44.2%, compared to RMB1,261.4 million in 2005. The increase mainly comprised a RMB542.0 million increase in operating profit, a RMB144.6 million increase in depreciation charges, an increase in salary and bonus payable of RMB52.2 million, an increase in provision for doubtful debts and inventory of RMB61.0 million, an increase in prepayment, deposit and other account receivables of RMB213.3 million, offset by a decrease in trade and other payable of RMB30.7 million; an increase in tax liabilities of RMB93.0 million, accounts receivable decreased by RMB292.9 million, loss of foreign exchange decreased by RMB29.9 million and other cash provided by operation decreased by RMB9.3 million.

Capital Expenditure

To meet domestic and international demand for oilfield services, we continued to increase our capital expenditure and enhance our operating capacity. Capital expenditure in 2006 was RMB2,715.2 million, representing an increase of RMB462.2 million, or 20.5%, from the RMB2,253.0 million in 2005. Capital expenditure for drilling services was RMB1,201.6 million, which was mainly spent on the construction of two 400-feet jack-up rigs, two liftboats and four module rigs for our business in Mexico. Capital expenditure for well services was RMB522.7 million, which was mainly used on the purchase of equipment for cementing and logging. Capital expenditure for marine support and transportation services was RMB846.7 million, which was mainly spent on the construction of 18 marine support vessels, the purchase of 2 second-hand utility vessels, the purchase of 2 chemical carriers, the construction of 2 chemical carriers and the establishment of the joint venture, Eastern Marine Services Ltd., with Trico Marine Services Inc. Capital expenditure for geophysical services was RMB144.2 million, which was primarily spent on the renovation of the 6-streamer dual-source COSL718 and the modification of 1 PSV vessel into an 8-streamer geophysical vessel.

Cash Inflow from Financing Activities

In 2006, net cash inflow from financing activities amounted to RMB1,400.8 million, comprising the issue of RMB965.0 million short-term bond, a new long-term bank loan of RMB600.0 million, partially offset by dividend payment of RMB164.2 million.

MANAGEMENT DISCUSSION & ANALYSIS

Subsequent Events

In accordance with our Articles of Association, an Extraordinary General Meeting of the shareholders was convened on 31 January 2007 for the approval of the special resolution in relation to the issue of long term bonds with an aggregate principal amount not exceeding RMB 2 billion. The long term bonds will be issued to institutional investors in the PRC. The long term bonds are unsecured, with a term of 10 to 20 years. It is expected that the proceeds from the bonds issue will be used by us to build upgrade drilling rigs, purchase and construction of chemical and working vessels, upgrade seismic vessels and build lifeboats and for our general working capital.

The short term debenture of total face value of RMB1 billion were repaid in full by us in February 2007.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

Outlook

We expect the global economy to continue its steady growth in 2007, whilst the economic growth in India, China, Brazil and Russia will remain robust. According to the forecast of the International Monetary Fund, global economy will grow by 4.9% in 2007, 0.2 percentage point lower than that in 2006. With the backdrop of economic growth, demand for crude oil will experience a slight increase. The monthly report in December 2006 by the International Energy Agency estimated the daily global demand for crude oil in 2007 to be 85.9 million barrels, a growth of 1.7% compared to 2006. OPEC still plays a major part in the global supply market of oil, with an ever increasing supply of oil from non-OPEC countries and regions, such as Russia, Central Asia, Africa, the Middle East, the Far East, Brazil and Mexico. There will still be tension between the supply and demand for crude oil in the long run.

Global investment in oil exploration and production may continus to witness some growth in 2007 after an active year in 2006, albeit at a slower pace. Whereas investment in exploration and production in North America is estimated to drop, investment in South East Asia, Russia and Africa will increase. Lehman Brothers estimates that global investment in exploration and production will reach US$291 billion in 2007, representing an increase of 9% compared to 2006. Focus of exploration investment will extend further to cover regions other than North America, and will spread to offshore exploration, deep ocean exploration in particular. According to the 2007 strategy announced by CNOOC Limited, its capital expenditure in 2007 will reach US$4.18 billion, which will be used for 5 investment items, over 10 projects under construction, planned 2D seismic data collection of over 24,000 kilometers and 3D seismic data colletion of 4,900 sq. kilometers. The oilfield services market will display a promising developmental trend.

In the year to come, we will maintain our leading position in the China offshore oilfield services market, and at the same time will further strengthen our presence in the South East Asia markets, expand further into the regional markets of Mexico, Africa, the Middle East and Russia, in order to generate profits from both domestic and overseas

MANAGEMENT DISCUSSION & ANALYSIS





markets. The contract for the construction and operation of 4 drilling platforms for PEMEX in Mexico that we already secured, cementing contract in Papua New Guinea and other contracts will facilitate growth in our revenue from overseas business. Meanwhile, we intend to further expand through acquisitions and joint ventures. To facilitate our long-term development, we expect to invest RMB3.2 billion on capital expenditure in 2007, which is 18% more than the RMB2.7 billion in 2006. Capital expenditure in 2008-2009 is currently estimated to maintain at the same level. The funds that we require will not only come from our daily operations and production and we plan to make use of various financing tools, including issue of A shares in the PRC domestic market, issue of long-term bonds, and borrowing of project loans if their terms are favorable. We will continue to follow a prudent financial policy to further improve our capital structure and minimize cost of funds.

Looking ahead, we will continue to commit to our corporate philosophy of "We Must Do Better" and implement our four core strategies of technological advancement, cost leadership, integrated project management and internationalization. We will grasp the opportunities to maximize our scale of economy, enhance market oriented operations, accelerate technological progress, manage our construction projects and continue to put safety and environmental protection as our priority. We believe that we can continue our trend of growth since our listing, and will realize an all-win situation with our shareholders, clients, employees and business partners.

QUALITY HEALTH SAFETY AND ENVIRONMENT (QHSE)

Prioritizing safety and prevention; Valuing humanity and life;
Honoring quality and credibility; Respecting our nature and environment;



Our QHSE system focuses on the following:

— Establishing a systematic approach to control quality, health, safety and environment, and to ensure quality, health, safety and environmental protection in production activities;
— Clearly identifying responsibilities of our management and employees;
— Guaranteeing that our production activities meet the requirements of the law, regulations and standards;
— Ensuring that sufficient resources are provided as support.

The year 2006 was a year of achievement of the Company's international penetration strategy and rapid overseas expansion, as well as a year of enhancement of our internal structure to meet developmental needs. The Company stood by its idea of scientific development and upheld our "people-oriented" and "safety development" concepts. On the basis of our accountability to the country as well as shareholders, staff and the community at large, the Company enhanced its QHSE management. The establishment of the SMS and QHSE systems was proactively promoted while sustainable improvement was insisted upon. The assuring effect of QHSE was brought to its best. The Company achieved all of its annual operating and safety management targets.

The Company's management placed great emphasis on QHSE activities, which ultimately treated safety in production as the foundation for the survival and development of the enterprise. A meeting of the safety committee is periodically convened at the beginning of each year. This year's meeting finalized the Company's QHSE management activities, proposed and announced the annual QHSE management targets and evaluation methods. It was emphasized that QHSE activities were the control gateways to determine the responsibilities of managers at various levels. On the basis of the "who supervises shall be held responsible" and "managers of production must manage safety as well" principles, our management targets were taken up by the units and implemented at the base level. With the Company's rapid development and numerous new staff at the front line, the Company began by strengthening our corporate culture of safety operation and delivered safety education and technical training. The Company put efforts into arousing employee's awareness of their responsibility, safety and compliance with rules to enhance staff quality and improve efficiency of the operation of the SMS and QHSE systems in production and operating activities. Emphasis was placed on seasonal change and prevention of personal injuries and major mechanical accidents. The identification and control of substantial risks was focused upon in safety management. More efforts were devoted to monitoring offshore operation, hazardous chemical tankers, marine support and transportation safety and onshore fire equipment. Various laws, rules and regulations for safety production were put in place. Under the collective effort of the Company's management and staff, the Company fulfilled its annual QHSE management targets. Safety conditions were steady as a whole, without the occurrence of significant events. The occurrence of safety issues was basically controlled within an acceptable range, with a downward trend as a whole.

In 2006, in accordance with the OSHA statistical method, the occurrence of safety issues during the year was 0.32.







CORPORATE GOVERNANCE REPORT

Since the Company's listing on HKSE, the Company's corporate governance for the accounting period covered by this annual report has been in compliance with the relevant local and international laws and regulations, realizing fairness and transparency in practice and meeting the basic requirements of corporate governance with effective risk control. We firmly believe that adherence to the highest standards of corporate governance will bring the Company with long-term value and create maximum return for shareholders. The Company's senior management's dedication to creating long-term interests for shareholders, their social responsibility and professional business operation style have been accepted by the capital market. The Company was awarded by Euromoney as one of the 10 Most Accessible Management in Asia for the year 2003 and by *Finance Asia* as one of the 10 Best Managed Companies for the year 2003.

During 2006, our corporate governance was further refined. Directors were recruited and replaced timely. As Mr. Wang Zhongan, former Non-executive Director left office upon the expiry of his term of office, and Mr. Wu Mengfei, former Executive Director no longer took executive position of the Company due to job changes, the Board proposed Mr. Wu Mengfei as Non-executive Director of the Company, and Mr. Li Yong, former Executive Vice President as Executive Director of the Company, and were approved by the Annual General Meeting of the Company held on 26 May 2006. The Articles of Association of the Company was amended in time in light of the new Company Law and Securities Law of the PRC, and the amended Articles of Association were approved by the Extraordinary General Meeting held on 22 November 2006. Meanwhile, operations of the Company's General Meeting, the Board and Supervisory Committee were more standardized and efficient, the functions of Independent Directors were effectively exercised, the Company's internal control and management systems were gradually perfected and operating risks were effectively controlled. In January 2007, COSL was once again chosen into the "2007 Standard & Poor's Global Stock Selection Portfolio" and it was ranked consecutively for three years as one of the "Standard & Poor's Global Selection' Listed H Share Companies for Stock Portfolio of Best Investment Value".

The Board is of the opinion that the Company has adhered to the principles of treating all shareholders equally, protecting their interests and has fulfilled the requirements in respect of disclosure regarding the Company's business results, thus successfully combining the concept of corporate governance with actual practices. In summary, for the year ended 31 December 2006, save as disclosed in the Report of the Directors the Company was in compliance with relevant laws, regulations and provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

I. Directors' Involvement in Securities transactions

Following specific enquiries of all directors, the Board confirmed that during the 12 months ended 31 December 2006, the provisions of the Model Code for Securities Transaction by Directors of Listed Issuers ("the Model Code") set out in Appendix 10 of the Listing Rules were observed. At present, the Company has not adopted any code of conduct for securities transactions by directors that exceeds the provisions set out in the Model Code. The Company has adopted all the provisions of the Model Code. Upon specific inquiries, all Director have confirmed that they were in strict compliance with the provisions of the Model Code.

II. The Board of Directors

(I) Composition of the Board of Directors

Directors during the year and /or on the date of this report are as follows:

Chairman of the Board: Fu Chengyu
Executive directors: Yuan Guangyu, Li Yong (appointed on 26 May 2006)
Non-executive director: Wu Mengfei
Independent non-executive directors: Andrew Y. Yan, Gordon C.K. Kwong, Simon X. Jiang

CORPORATE GOVERNANCE REPORT

The Board of Directors convened four meetings during the year, and all directors attended all meetings of the Board during the year, and additional meetings were held to discuss important issues where neccessary. Adequate notices were given to directors for convening regular Board Meetings to facilitate their attendance, and reasonable notices were given for convening extraordinary Board Meetings. The Company ensured to provide proper and adequate information to the members of the Board allowing them to have command on the latest corporate developments as to exercise their responsibilities. Minutes for meetings of the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee were maintained and filed by the Company Secretary.

(II)The Roles of the Board of Directors and the Management

The Articles of Association of the Company clearly define the duties and functions of the Board of Directors and the Management. The responsibilities of the Board of Directors are as follows:

1. Convene shareholders' general meetings and report the Board's work at such meetings;
2. Implement the resolutions of shareholders' general meetings;
3. Decide on the Company's business plans and investment plans;
4. Formulate the Company's annual budgets and counts;
5. Formulate the Company's plans for profit distribution and plans for recovery of losses;
6. Formulate plans for increase or decrease in the Company's registered capital and the issue of corporate debentures;
7. Formulate plans for merger, division or dissolution of the Company;
8. Decide on the establishment of the Company's internal management structure,
9. Appoint or dismiss the President of the Company, and at the recommendation of the President, appoint or dismiss the Vice President and other members of senior management (including the financial controller), and fix their remuneration; appoint or replace the members of the board of Directors and Board of Supervisors of wholly owned subsidiaries, and appoint, replace or recommend representatives of shareholders, directors and supervisors of controlled subsidiaries and subsidiaries with equity holding,
10. Formulate the Company's basic management system;
11. Formulate proposals for amendments to the Company's Articles of Association;
12. Exercise the Company's power of financing and borrowing and decide on the matters of leasing and contracting in accordance with the provisions of relevant laws, regulations, these Articles of Association as well as the authorization of shareholders' general meetings;
13. Propose to shareholders' general meetings the appointment or replacement of accounting firms as auditors for the Company;
14. Other duties and powers under the Articles of Association or conferred by shareholders' general meetings.

The duties and functions of the Company's management is mainly defined in the Articles of Association and other corporate documents of the Company and are principally concerned with the responsibilities and powers of the Chief Executive Officer and the President, which are mainly set by resolutions passed at the meetings of executive directors and their powers in respect of the day-to-day management of the company's production and operations. In particular, the Board of Directors' decision-making process and its implementation of such decisions can be gleaned from the powers and duties as granted to and carried out by the Chief Executive Officer, which include responsibility for coming up with and implement the Company's strategies.

In short, the division of functions between the Board of Directors and the management of the Company is clearly defined. In respect of delegation of powers by the Board of Directors to management, the Board is careful to prepare specific documentation stating the extent of the powers delegated and is careful to give specific guidance when such delegated powers are exercised. For instance, when the Board authorizes certain decision-making power regarding investment in view of production and operation needs, the extent and procedures for exercising such powers by the management is provided by specific documents approved by the Board. The content of annual reports and interim reports of operation results and proposals at shareholders' general meetings as disclosed or included in statements made by the Company are decided by the Board of Directors. Other announcements can be made by the management with authorization from the Board for disclosure. In addition, the directors have discharged their duties in good faith and with diligence and played an important role in decision-making in relation to the operations of and risk control by the Company.

(III) Other matters

During the period under review, the number and qualifications of independent non-executive directors of the Company were in compliance with the Listing Rules 3.10 (1) and (2), and the independence of current independent non-executive directors of the Company is in compliance with the requirement set out in the listing Rules 3.13.

III. Chairman and Chief Executive Officer

The functions of the Chairman and the Chief Executive Officer of the Company are clearly defined and such positions are at present separately held by two persons, i.e., Fu Chengyu as Chairman and Yuan Guangyu as the Chief Executive Officer.

IV. Terms of office of non-executive directors are as follows:

The term of office of Fu Chengyu and Andrew Y. Yan is from 20 September 2005 to 19 September 2008. The term of office of Gordon C.K. Kwong is from 30 October 2005 to 29 October 2008. The term of office of Wu Mengfei and Simon X. Jiang is from 27 May 2004 to 26 May 2007.

V. Directors' Remuneration

(I) The composition and functions of the Remuneration and Review Committee

The Remuneration and Review Committee of the Company consists of five members, namely Andrew Y. Yan, Gordon C.K. Kwong, Simon X. Jiang, Yuan Guangyu and Wu mengfei, of which three are independent non-executive directors and Andrew Y. Yan, independent non-executive director, acts as Chairman.

The functions of this committee are to formulate the standard for assessing the performance of directors, supervisors and members of senior management and to conduct such assessment, formulate and review the remuneration policy and scheme for directors, supervisors, and the senior management.

(II) The work of the Remuneration and Review Committee during the year

The committee held three meetings on 20 January 2006, 22 March 2006 and 21 August 2006, respectively, during the period under review and all of these meetings were attended by all members. The work and achievements of the committee during the year are summarized as follows:

1. the 2005 annual appraisal and incentive measures for the Company's senior management;
2. researched and formulated the stock appreciation rights scheme for the senior management, which was approved by the Extraordinary General Meeting of the Company held on 22 November 2006.

VI. The Nomination of Directors

(I) The composition and functions of the Nomination Committee

The Nomination Committee of the Company consists of three members, namely Yuan Guangyu, Andrew Y. Yan, and Simon X. Jiang, of which two are independent non-executive directors and Yuan Guangyu acts as Chairman.

Major functions of the committee are to select and recommend candidates for directors of the Company and to recommend the standards and procedures for selecting such candidates.

(II) The work of the Nomination Committee during the year; procedures and standards for nomination

The Nomination Committee held one meeting during the period under review (22 March 2006) which was attended by all members. The committee also passed one resolution that proposed to the Board the nomination of a Director through by-election.

The Nomination Committee nominated directors and senior management members according to the following procedure:

CORPORATE GOVERNANCE REPORT

1. Communicated with the management of the Company and researched on the need of the Company for new directors and senior management members;
2. Sought extensively for candidates for directors and senior management from within the Company and from controlled (and equity holding) enterprises as well as in the market;
3. Collected information about the occupations, education information relating to part time jobs, etc of preliminary candidates;
4. Sought the consent of nominees for nomination without which they could not become candidates for directors or members of senior management;
5. Convened meeting of the Nomination Committee, examined the qualifications of preliminary candidates for directors and Secretary to the Board with reference to the requirements regarding such positions as well as the qualifications required for positions of other senior management personnel nominated by the President;
6. Before electing new directors and appointing new senior management personnel, the Nomination committee should recommend candidates for directors and new senior management personnel to be appointed and forward relevant materials to the Board.
7. Followed up on decisions of the Board and feedback opinions.

The standard of the committee to select and recommend candidates for directors and senior management is to meet the need of the company and should review candidates' working experience, ability and personal integrity.

VII The Remuneration of Auditor

The Company re-appointed Ernst & Young as auditor of the Company and the fees for the audit and non-audit work provided to the Company during the reporting period were as follows:

I The audit fees of audit/review of annual and interim accounting reports totaled RMB 4,000,000.

II The non-audit fees of advising the Company on its acquisition project and providing tax consultation for overseas business totaled RMB 940, 000.

VIII The Audit Committee

(I) The composition and functions of the Audit Committee

The Audit Committee consists of three members, namely, Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang, all of whom are independent non-executive directors and Gordon C.K. Kwong acts as the Chairman.

The functions of this committee are to review the accounting policy, financial condition and financial reporting procedures of the Company; to review the internal control structure; to recommend and engage external audit body; and to be mainly responsible for the communication, supervision and review of the internal and external audit of the Company.

(II) The work of the Audit Committee for the year

The Audit Committee held three meetings during the period under review and all members attended the meetings. The major work of the Audit Committee for the year was:

1. It reviewed the financial reports of the annual operating results of 2005 and the interim operating results of 2006 of the Company. During the review process, the members performed sufficient and necessary communication with the external auditor and the management of the Company in the process examination and fulfilled its duties in ensuring the Company's compliance with regulations, and the completeness and accuracy of the operating results disclosed by the Company.
2. Reviewed the financial reporting system and internal control system of the Company. During the reporting period, the committee reviewed the report of the management in relation to the scheme for improving the management of finance and IT system and studied the relevant recommendations in the "Report to the Audit Committee" from the auditor to the Company and issued relevant opinions to the Board of Directors and management. During the reporting period, the bulk of the review of the internal control procedure of the Company performed by the committee was to discuss and study the efficiency of internal controls and risk management with the management and help management improve the system and structure. The committee received a special report of the management in relation to the financial control system and the management of the purchase system of the Company, discussed with management these matters and put forward proposals, for improvement of the information management system of the Company and for establishing an ERP system.
3. Overseeing the auditing work and independence of the external auditor, and proposed to the Company the reappointment of the auditor.

IX. INTERNAL CONTROL REPORT

To ensure the reliability of financial reporting, enhance the efficiency and effectiveness of operating activities and that the relevant legal framework is complied with, the Board of directors has put much emphasis on the internal control system of the Company. Based on the requirements of the COSL compliance framework, the Code on Corporate Governance Practices of HKSE and the Comprehensive Risk Management Guidelines For Centrally Controlled Enterprises and considering the actual circumstances, the Company has formulated an effective internal control mechanism.

In 2006, the Company engaged a qualified agency, China Consultant of Accounting and Financial Management Co,Ltd., to appraise the effectiveness of the Company's internal control system. The appraisal result shows that the Company has clear concept on internal control, which is to strengthen its risk awareness and management so as to pave way for the Company's sustained development. To put such concept into practice, we have developed an internal control system covering all business areas in the following five aspects: environmental control, activity control, risk assessment, information and communication as well as supervision. We have established 11 control systems including the Financial Control System, Materials and Equipment Management System and QHSE Management System. Through internal control testing, it demonstrated that such systems and related procedures are effectively implemented.In general, the Company's internal control practices are effective and in sound position, complying with the relevant stipulations of the country and requirements of the Codes of HKSE.

In 2006, our internal control system was further standardized and scientifically formulated. Under the authorization of the Board of directors, the Company has formulated and improved a series of internal control systems, including the Materials and Equipment Management System, International Business and Marketing System, Human Resource Management System, Penalizing and Prevention of Corruption Management System and Technology Management Regulations etc. In addition, to ensure that the control procedures will still work in the long run, the Company has assigned 213 management personnel to hold the key positions in the Materials and Equipment Department, Capital Planning Department and Financial Department in shift duty.

The Company has now laid a solid foundation in internal control, however, it will continue to perfect its internal control and risk assessment mechanism, enhance the overall risk management system, with plans to adopt regular testing so that the effectiveness of its internal control system will be warranted.

X Responsibilities Undertaken

The Board of Directors acknowledges its responsibilities of preparing the financial statements of the Company and the auditors have also reported on their audit of the financial statements; the Board of Directors undertakes the responsibilities for the effective internal control of the Company and its subsidiaries and has completed the relevant review and assessment during the reporting period, and concluded that there were no major deficiencies in the internal controls of the Company and its subsidiaries; the Board of Directors undertakes herewith that, there are no major events and circumstances of uncertainty which may affect the operation of the Company as a going concern.

CORPORATE GOVERNANCE REPORT

Board Directors' Meeting & Professional Committee Meeting

Meeting	Time	Place	Attendant		Moderator	Notes
First Meeting of Board of Directors	20 January 2006	Shenzhen	Fu Chengyu Wu Mengfei Gordon C.K.Kwong	Yuan Guangyu Andrew Y.Yan Simon X.Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
Second Meeting of Board of Directors	22 March 2006	Shenzhen	Fu Chengyu Wu Mengfei Gordon C.K.KwongFu	Yuan Guangyu Andrew Y.Yan Simon X.Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
Third Meeting of Board of Directors	21 August 2006	Kunming	Fu Chengyu Wu Mengfei Gordon C.K.Kwong Li Yong	Yuan Guangyu Andrew Y.Yan Simon X.Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
Fourth Meeting of Board of Directors	1 December 2006	Beijing	Fu Chengyu Wu Mengfei Li Yong Simon X.Jiang	Yuan Guangyu Andrew Y.Yan Gordon C.K.Kwong	Fu Chengyu	Four supervisors attended as a non voting delegate
First Meeting of Audit Committee	20 January 2006	Shenzhen	Gordon C.K.Kwong Andrew Y.Yan	Simon X.Jiang	Gordon C.K.Kwong	
Second Meeting of Audit Committee	14 March 2006	Beijing	Gordon C.K.Kwong Andrew Y.Yan	Simon X.Jiang	Gordon C.K.Kwong	
Third Meeting of Audit Committee	21 August 2006	Kunming	Gordon C.K.Kwong Andrew Y.Yan	Simon X.Jiang	Gordon C.K.Kwong	
First Meeting of Remuneration Committee	20 January 2006	Shenzhen	Andrew Y.Yan Simon X.Jiang Wu Mengfei	Gordon C.K.Kwong Yuan Guangyu	Andrew Y.Yan	
Second Meeting of Remuneration Committee	22 March 2006	Shenzhen	Andrew Y.Yan Simon X.Jiang Wu Mengfei	Gordon C.K.Kwong Yuan Guangyu	Andrew Y.Yan	
Third Meeting of Remuneration Committee	21 August 2006	Kunming	Andrew Y.Yan Simon X.Jiang Wu Mengfei	Gordon C.K.Kwong Yuan Guangyu	Andrew Y.Yan	
Meeting of Nomination Committee	22 March 2006	Shenzhen	Yuan Guangyu Andrew Y.Yan Simon X.Jiang	Yuan Guangyu Andrew Y.Yan Simon X.Jiang	Yuan Guangyu	

The Board of Directors
China Oilfield Services Limited
23 March 2007

COSL 2006 REPORT ON SOCIAL RESPONSIBILITY



The value of existence of enterprise is derived from its ability to generate return to the shareholders. Its value also comes from its capability to contribute to the society. Ever since its listing, COSL has continued to purse sustainable development for an enterprise. On top to maximizing economic return to our shareholders, we are also actively harmonizing the relationship between company, society and the environment. COSL is increasing aware of its social responsibility with its rapid development......

Letter from the CEO:

The value of existence of an enterprise is derived from its ability to generate return to the shareholders. Its value also comes from its capability to contribute to the society. Ever since its listing, COSL has continued to pursue sustainable development for an enterprise. On top of maximizing economic return to our shareholders, we are also actively harmonizing the relationship between economy, society and the environment. COSL is increasingly aware of its social responsibility with its rapid development.

1.Taking the initiative to be a responsible enterprise--Building COSL's soft competitiveness

A nation without its own culture is a nation without any hope. Likewise, an enterprise without its own corporate culture is an enterprise without any hope. Healthy growth of an enterprise relies upon the building of its own culture both on spiritual and physical aspects.

We have realized that, under the wave of globalization, competition among companies have transformed from what was primarily competing on hardware to competing on software. In the past, technology and product were all competition was about. Today, the focus is shifted to the concept of corporate responsibility and business ethics. In view of this, COSL has adopted a core value of "creating an all-win situation for shareholders, clients, employees and partners". We are committed to nurturing advanced concept of corporate responsibility and translating that into an indispensable soft competitiveness of COSL.

2.Reaching new high in operating results--A prerequisite for COSL to honor its social responsibility

Without development, nothing is said to be achieved of an enterprise. In 2006, COSL's operating results reached new high and good economic return was generated, providing the requisite condition for COSL to honor its social responsibility. Gross sales rose by 33% compared to the same period last year. Operating profit grew by 64% and profit after tax increased by 37%. The quality of our development has been enhanced.

Sound corporate governance also guaranteed COSL's regulated operation. Ever since its listing, operation has been supervised by the shareholders' meeting, supervisory committee and board of directors. The board of directors is efficiently run, and its role in decision-making is gradually strengthened. Meanwhile, we cultivate our relationship

COSL 2006 REPORT ON SOCIAL RESPONSIBILITY

with investors and the media. The internal control management system which includes finance and budget planning has gradually been perfected. With the enhancement of corporate governance, in the four years after listing, COSL has successfully established a distinctive brand image in the capital market, consolidated its position in the international oilfield services market and won the recognition of investors and the market.

3.High standard QHSE system--The basis of COSL's success

Effective safety production management has not only protected the interest of our employees, but also enhanced the COSL brand image. The comprehensive management system on quality, health, safety and environmental protection, together with scientific management and backup of sufficient resources are the foundation for COSL's success. With the efforts of COSL's management and employees, once again we recorded exceptional safety results in 2006, with an OSHA standard of 0.32, maintaining our leadership in the industry. The attainment of this result came from the management's promise for safety and the participation and effort of all our employees. As for safety management, COSL has done a lot of concrete job such as issuing the "Safety Regulations for Managing Hazardous Chemicals", organizing and devising documents related to the safety management of hazardous chemicals for the relevant units and operators' knowledge and application, as well as further regulating the management of radioactive sources.

It is the responsibility of an enterprise, and not just of the government or the society, to protect the green environment and our green earth and facilitate harmony between mankind and nature, alongside economic and corporate development. COSL has acquired environmental protection facilities of superb standard in accordance with international and domestic environmental requirements. We have established a full set of environmental management system, which we ensure is operated efficiently, to contribute to the protection of our blue ocean.

4.Realizing regional internationalization–COSL as a responsible global citizen

As the only composite integrated oilfield services listed company in offshore China and Asia Pacific, COSL shoulders the responsibility to explore, develop and produce more oil and gas for our country. As at the end of 2006, businesses of COSL have extended to 13 countries and regions, with overseas revenue accounting for 17% of the total sales, representing a 151% growth over last year. The unique business mode, comprehensive service chain and professional technological services of COSL have won the favour of many new and existing clients. At a time when energy demand in China and the world is ever increasing, COSL is reaching out from China to play a more important role on the international arena.



COSL and its staff have denoted money to the school in Luanping and Mancheng for many years, as a result, the studying environment has been improved gradually.

COSL 2006 REPORT ON SOCIAL RESPONSIBILITY



The employees are the ones who create interests for an enterprise. It is only by caring for the employees and practically solving their problems can a harmonious social environment and safe working environment be created.

Since its establishment, COSL has been actively making contribution to the society. The Company and our employees have taken initiative to donate money and materials in all these years to help the two Hope Project Schools in Luanping and Mancheng to improve their teaching conditions. We have set up education grants for students with extreme difficulty and subsidies for poor families. At the same time, as COSL takes bigger steps toward international penetration, we take more initiative to shoulder our responsibility and obligation as a global citizen. For instance, we donated money and materials to help those affected by the Indonesian tsunami. In the February flood in Jakarta, Indonesia this year, the Company immediately mobilized donation for our employees victimized by the disaster and delivered help to our plighted overseas employees.

5.Caring for our employees-To protect the creators of our corporate benefits

The employees are the ones who create interests for an enterprise. It is only by caring for the employees and practically solving their problems can a harmonious social environment and safe working environment be created. The long-term commitments of COSL include both ensuring quality of products and services to our clients and health and safety to our employees. COSL has devised and recently modified the Company's "Regulations for the Management of Employee Health", which specify requirements for employee health check, offshore medical management, management of drinking water on vessel/drilling rig, management of offshore food hygiene and public hygiene management.

To enhance prevention of enterprise occupational diseases, effectively prevent, contain and eliminate the risks of occupational diseases and ensure the health of our employees, we have devised and issued the Company's "Regulations for the Management of Occupational Hygiene". We step up with the health management of full-time drivers according to the unique nature of their job. While expanding our business overseas, COSL keeps our overseas operators and employees in mind, preparing and distributing health guidelines like "Safety Guidelines on Overseas Travel" to ensure the smooth development of the Company's overseas operations.

An enterprise has to share the responsibility for social harmony. Social development and corporate development go hand in hand. We will continue to strengthen the awareness and social responsibility of our shareholders and do our best for the Company's sustainable development, while negotiating interests of the society, environment, shareholders and employees.

GENERAL MEETING OF THE SHAREHOLDERS

I. 2005 Annual General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its Annual General Meeting for the fiscal year 2005 (the "AGM") on 25 May 2006 (Thursday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No.6, Dongzhimenwai Xiaojie, Beijing, China. The shareholders who attended either in person or by proxy represented 3,991,771,899 shares, or 99.91% of COSL's total issued shares. Mr. Simon X. Jiang, Independent Non-executive Director, presided over the AGM. The shareholders in attendance considered and voted by poll to adopt and approve the following ordinary resolutions:

1. To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2005.
2. To consider and approve the proposed annual dividend for the year ended 31 December 2005.
3. To consider and approve the budget for fiscal year 2006.
4. To consider and approve the report of the directors and the corporate governance report of the Company for the year ended 31 December 2005.
5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2005.
6. To appoint one new director and to re-appoint an independent supervisor.

Mr. Li Yong, aged 42, graduated in 1984 from the Southwest Petroleum University. In 1989, Mr. Li obtained a master's degree in Oil Economics from the Scuola E. Mattei in Italy and an MBA of Peking University in 2001. Mr. Li joined China National Offshore Oil Corp. in 1984. From 2003 to 2005, Mr. Li was the deputy general manager of CNOOC (China) Ltd. Tianjin. In October 2005, Mr. Li became the Executive Vice President of the Company.

Save as disclosed herein, Mr. Li does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Li does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Li has not held any directorship in any other listed public companies in the past three years. There is a service contract subsisting between Mr. Li and the Company for Mr. Li's appointment as the Company's Executive Vice President. Mr. Li will not be entitled to an annual director's fee.

Save as disclosed above, the Board is not aware of any matter in relation to Mr. Li that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Li's appointment as a director.

GENERAL MEETING OF THE SHAREHOLDERS

Mr. Zhang Dunjie, aged 54, graduated from the University of Shanxi Finance and Economics in 1982, and obtained his MBA from Guang Hua Management School of Peking University. He had served as vice chairman and general manager of China Artex Import & Export Co., President of China Long Co. SIL, and was the Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr. Zhang is the founder and current Chairman of Global Resource Envi-Tech Co., Ltd. Mr. Zhang was elected as an independent supervisor at the Company's annual general meeting in May 2003.

Save as disclosed herein, Mr. Zhang does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Zhang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Zhang has not held any directorship in any other listed public companies in the past three years. Mr. Zhang has entered into an Independent Supervisor Service Contract with the Company which will expire on 26 May 2006. Mr. Zhang's term of service will be for three years. Mr. Zhang will be entitled to a fee to be determined by the General Meeting of Shareholders of the Company with reference to his duties and responsibilities.

Save as disclosed above, the Board is not aware of any matter in relation to Mr. Zhang that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Zhang's appointment.

7. To consider and approve the remuneration of the independent non-executive directors and the independent supervisor.
8. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2006 and to authorise the board of directors to fix the remuneration thereof.

COSL paid a final dividend of RMB 4.11 cents per share (tax inclusive) for the fiscal year 2005 on 15 June 2006. The final dividend will be paid to all COSL shareholders whose names appear on COSL's register of members on 25 May 2006. In accordance with Article 169 of COSL's Articles of Association, the final dividend of RMB 4.11 cents per share (tax inclusive) payable to COSL's H shareholders will be paid in Hong Kong dollars with the Hong Kong dollar to Renminbi conversion rate being the average closing conversion rate announced by the People's Bank of China for the week immediately prior to 25 May 2006.

As more than 50% of the votes present at the AGM either in person or by proxy were cast in favour of resolutions 1 to 8, the above eight resolutions were duly passed as ordinary resolutions. Jun He Law Offices was authorized by Computershare Hong Kong Investor Services Limited to act as the scrutineer.

II. 2006 Extraordinary General Meeting

(I) The First Extraordinary General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its extraordinary general meeting ("EGM") on 12 January 2006 (Thursday) at the Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China, to consider and approve the proposed issue of a short-term debenture in the People's Republic of China in an aggregate principal amount not exceeding RMB2,000,000,000 in 2006 as a special Resolution.

GENERAL MEETING OF THE SHAREHOLDERS

Attendance at the EGM

Shareholders of domestic shares or their proxies who represented a total of 2,460,468,000 domestic shares attended the EGM. Shareholders of H shares who represented 611,100,725 H shares appointed the Chairman of the EGM to vote in the EGM. Shareholders or their proxies in presence represented 3,071,568,725 shares or more than 50% of the total share capital of the Company, which was in compliance with the Company Law and Articles of Association of the Company.

The EGM was chaired by Mr. Wu Mengfei, a director of the Company. Jun He Law Offices was authorized by Computershare Hong Kong Investor Services Limited to act as the scrutineer and was responsible for the vote counting.

Results of the EGM

All shareholders of the Company are entitled to vote for or against the special resolution. Upon discussion and voting in the EGM, the above resolution was approved with affirmative votes amounting to 3,071,568,725 shares and 0 votes in objection.

(II). The Second Extraordinary General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its extraordinary general meeting on 22 November 2006 (Wednesday) at 10:00 a.m. at the conference room 610B, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing, the People's Republic of China. The meeting discussed and approved:

Ordinary Resolution:

1.stock appreciation rights scheme

Special Resolutions:

1.to amend the articles of association of the Company
2.to authorize the Board of Directors of the Company to allot H shares not exceed 20% of the aggregate nominal value of H Shares in issue

Attendance at the EGM

Two shareholders in attendance either in person or by proxy at the EGM, represented 3,115,331,241 shares, or 79.97% of COSL's total issued share capital comprising 3,995,320,000 shares. Shareholders or their proxies in presence represented morethan 50% of the total share capital of the Company, which was in compliance with the Company Law and the Articles of Association of the Company.

The EGM was chaired by Mr. Li Yong , an executive director of the Company. Jun He Law Offices was authorized by Computershare Hong Kong Investor Services Limited to act as the scrutineer and was responsible for the vote counting in writing.

GENERAL MEETING OF THE SHAREHOLDERS

Results of the EGM

All shareholders of the Company were entitled to vote for or against the above resolutions. Upon discussion and voting at the EGM, the following results were attained:

Stock appreciation rights scheme: The resolution was approved with 2,847,525,934 votes for and 240,805,307 votes against, and shareholders voting for and against the resolution amounted to 92.27% and 7.73% of shareholder attending in person or by proxy, respectively.

To amend the Articles of Association: The resolution was approved with 2,797,410,249 votes for and 307,132,992 votes against, and shareholders voting for and against the resolution amounted to 90.11% and 9.89% of shareholder attending in person or by proxy, respectively.

To authorize the Board of Directors of the Company to allot H shares not exceed 20% of the aggregate nominal value of H Shares in issue: The resolution was approved with 3,102,863,241 votes for and 680,000 votes against, and shareholders voting for and against the resolution amounted to 99.98% and 0.02% of shareholder attending in person or by proxy, respectively.

BOARD OF DIRECTORS



Fu Chengyu
Chairman of the Board

Mr. Fu was born in 1951. He is also the President of CNOOC and the Chairman of CNOOC Limited. Mr. Fu is a senior economist with a master degree of petroleum engineering from University of Southern California in the United States. He has over 30 years of experience in the oil industry in China. Mr. Fu joined CNOOC in 1982. From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. From 1995 to 1999, Mr. Fu served as Vice President of Philips Petroleum International (Asia Pacific) and the General Manager of its Xijiang Operation. Mr. Fu was an Executive Director of CNOOC Limited from September 1999 to August 2002 and was the President of CNOOC Limited from December 2000 to August 2002.

Yuan Guangyu
Executive Director, CEO & President

Mr. Yuan was born in 1959. He graduated in 1982 from the Petroleum University (the former East China Petroleum Institute) in the PRC with a Bachelor's degree in drilling engineering. In 2001, Mr. Yuan obtained his master degree from the Capital University of Economics and Business. Mr. Yuan joined CNOOC in 1982 and has been working in the PRC oil and gas industry for over 20 years. He served in CNOOC Bohai Drilling Company as a drilling-rig Team Head, Supervisor, Deputy Manager and then Manager from 1982 to 1993. He served as the Deputy General Manager of CNOOC Bohai Drilling Company from 1993 to 1994. He was Deputy General Manager of China Offshore Oil Northern Drilling Company from 1995 to 1996. From 1996 to 1999, he was the Deputy General Manager of CNOOC Operational Department. From 1999 to 2001, he served as President of China Offshore Oil Northern Drilling Company. From 2001 to 2002, he was Chairman and President of CNOOC Services. From 2002 to 2003, he was an Executive Director, President and Chief Operating Officer of COSL. Mr. Yuan has been serving as an Executive Director, the Chief Executive Officer and the President of COSL since 2003. He has been Assistant to the General Manager of CNOOC since November,2006.

Wu Mengfei
Non-Executive Director

Mr. Wu Mengfei, born in 1955, joined CNOOC in 1988 as manager of Planning Department and General Manager of the Funds Planning Dept. From September 1999 to June 2002, Mr. Wu was CFO and Senior Vice President in CNOOC Limited. Mr. Wu joined COSL in July 2002 as its CFO and Executive Vice President, and was an Executive Director since May 2004. Mr. Wu recently resigned his position as the Executive Vice President & CFO of COSL as to become the CFO of CNOOC, yet still serves COSL as a non-executive director. In addition, Mr. Wu is the Chairman of China BlueChemical Ltd., Aegon-CNOOC Life Insurance Co., LTd. and CNOOC Insurance Ltd. Mr. Wu obtained his MBA degree from the Massachusetts Institute of Technology, as well as a bachelor's degree and a master's degree from the Petroleum University of Eastern China.

Li Yong
Executive Direcot, Executive Vice President&COO

Mr. Li Yong, born in 1963, graduated in 1984 from the Southwest Petroleum University in 1989. Mr. Li obtained a master's degree in Oil Economics from the Scuola E Mattei in Italy, and an MBA of Peking University in 2001. Mr. Li joined China National Offshore Oil Corp. in 1984. From 2003 to 2005, Mr. Li was the Deputy General Manger of CNOOC (China) Ltd. Tianjin. In October 2005, Mr. Li became the Executive Vice President of the Company. He became Executive Director of the Company in May 2006.

BOARD OF DIRECTORS



Gordon C.K. Kwong
Independent Non-executive Director

Mr. Kwong was born in 1949. He is an Independent Non-executive Director of our company. Mr. Kwong received a bachelor degree in Social Science from the University of Hong Kong in 1972, and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong, a chartered accountant since 1977, was a partner of Pricewaterhouse Coopers from July 1984 to April 1998. From 1992 to 1997, Mr. Kwong is an independent member of the Hong Kong Stock Exchange Council, and Convener of the Regulatory Committee and Listing Committee for three years. Mr. Kwong currently serves as an Independent Non-executive Director of a number of companies listed on the Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China Limited, Quam Limited, China Power International Development Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Tom Online Inc and Agile Property Holdings Limited.

Andrew Y. Yan
Independent Non-executive Director

Mr. Yan was born in 1957. Mr. Yan has been the Chief Partner of SAIF Asia Investment Fund since 2001. Mr. Yan received a master's degree in sociology and economics from Peking University in 1986 and a second master's degree from Princeton University in the United States in 1989. He obtained his bachelor degree in Nanjing Aeronautic Institute in the PRC. Mr. Yan was the Managing Director and head of the Hong Kong office of the Emerging Markets Partnership from February 1995 to October 2001. From 1994 to 1995, Mr. Yan worked for Sprint International Corporation as the Director of Strategic Planning and Business Development for the Asia Pacific Region.

Simon X. Jiang
Independent Non-executive Director

Dr. Simon X. Jiang (Dr. Jiang) was born in 1953. He received his bachelor's degree from the Beijing Foreign Studies University and obtained his M. Phil and Ph. D degrees in Economics from Cambridge University of England. Between 1992 and 1998, he managed global investment for United Natins in joint Staff Pension Fund Investment Management service. Between 1998 and 2003, Dr. Jiang founded Cyber City Holdings Limited ("CCH") in Hong Kong, which was engaged in high-tech and perspective infrastructure projects, and was listed through M&A in 2001, and he was appointed as a Board member. Mr. Jiang is a Director of BOCIIM (a joint-venture fund management company between Merrill Lynch and BOC International), and a trustee of the Cambridge China Development Fund. In addition, Dr. Jiang was also a Board member of Zi Corporation, a Canadian information technology company listed on the NASDAQ, a consultant of the US Capital Group and a Senior Associate at the Judge Institute of Management studies of Cambridge University. He was selected as company Independent Non-executive Director by COSL's General Meeting in May 2004.

BOARD OF SUPERVISOR



Zhang Benchun
Supervisor

Mr. Zhang was born in 1950. Supervisor of the company.He is also the General Manager of Audit & Supervision Department of the CNOOC. He is a senior engineer and he holds a bachelor degree of business administration from the correspondence education of the Central Party School.Mr.Zhang joined the CNOOC in 1984 and served as the Director of CNOOC's Ideological Affairs Department from 1997 to 1999.

Tang Daizhi
Supervisor

Mr. Tang was born in 1963.Supervisor of the Company. He graduated from the Jianghan Petroleum Instiute with a bachelor's degree in oil exploration. He has over 20 year's working experience in the PRC oil and gas industry. He has joined CNOOC in 1984. From 2002 to 2005 he served as General Manager of Administration Department in COSL. He was Chairman of Labor Union of COSL from July to October 2005.Mr.Tang is now serving as Vice President and Deputy Secretary of COSL's Party Committee from October 2005.

Xiao Jianwen
Supervisor

Mr. Xiao was born in 1949. He is the current supervisor of the Assets Management Department of CNOOC. Mr. Xiao joined CNOOC in 1984, and was the Director of its Auditing Department and an official in the Supervisory Committee of State-Owned Enterprises under the State Council. He holds a bachelor's degree in Economics from the Department of Labor Economy in the Beijing Institute of Economics.

Zhang Dunjie
Independent Supervisor

Mr. Zhang Dunjie was born in 1952, graduated from University of Shanxi Finance and Economics in 1982, and obtained his MBA from Guang Hua Management School of Peking University. He had served as Vice Chairman and General Manager of China Artex Inport & Export Co., President of China Long Co. SIL. Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr.Zhang is the founder of Global Resourse Envi-Tech Co.,Ltd, of which he is the Chairman. He was elected as the Independent Supervisor at the Company's Annual General Meeting of May, 2003.

SENIOR MANAGEMENT



Zhong Hua
Executive Vice President & CFO

Mr. Zhong Hua was born in 1960. He graduated from Southwest Petroleum University in 1982, majoring in Oil Production. He received a master's degree of Petroleum Engineering from the Heriot-Watt University in the United Kingdom in 1988. Mr. Zhong joined CNOOC in 1982 and from then to 1993 served as an engineer, Deputy manager and manager for oilfield operation in China Offshore Oil Western South China Sea Corporation. From 1993 to 1994 he was the Chief Project Officer of CNOOC Indonesia Project. From 1994 to 1999 he was Deputy Manager, Manager of Technology Development Department, and then Manger of Administration Department of China Offshore Oil Western South China Sea Corporation. He acted as General Manger of the Administration Department and then Planning Department of CNOOC Limited from 1999 to 2005. He has been the Executive Vice President of COSL since August 2005. He became Chief Financial Officer of COSL from 1 April 2006.

Chen Weidong
Company Secretary and Executive Vice President

Mr. Chen Weidong was born in 1955. He is an Executive Vice President of our Company. Mr. Chen obtained a bachelor's degree in geophysical exploration studies from Shandong Oceananics Institute in the PRC, in 1982 and an MBA degree from Peking University in July 2001. He graduated from the postgraduate program of China University of Political Science and Law, majoring in Business Law in July 2005. He jointed CNOOC upon graduation in 1982 and has over 20 years experience in the PRC oil and natural gas industry. Before becoming an Executive Vice President of our Company in January 2001, Mr. Chen served as President of the China offshore Oil Geophysical Corporation, an associate of CNOOC.

The directors present their report and the audited financial statements of the Company and its subsidiaries (here in after collectively *referred* to as 'the Group') for the year ended 31 December 2006.

Principal activities

The Company is principally engaged in the provision of offshore oilfield services including drilling services, well services, marine support and transportation services and geophysical services. The principal activities of the subsidiaries comprise investment holding, sale of logging equipment, leasing of geophysical vessels, provision of drilling fluids services and provision of drilling services in Indonesia. There were no significant changes in the nature of the Group's principal activities during the year.

Results and dividends

The Group's profit for the year ended 31 December 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 65 to 70.

The directors recommend the payment of a final dividend of RMB0.06 per ordinary share in respect of the year to shareholders whose names appear on the register of members on 7 May 2007. This recommendation has been incorporated in the financial statements as an allocation of retained profit within the equity section of the balance sheet. This dividend amounts to about RMB239.7 million. Further details of this accounting treatment are set out in note 13 to the financial statements.

Subsidiaries

Particulars of the company's subsidiaries as at 31 December 2006 are set out in note 16 to the financial statements.

REPORT OF THE DIRECTORS

Summary Financial information

A summary of the published results and the assets, liabilities and minority interests of the Group for the last five years as extracted from the audited financial statements and reclassified as appropriate set out as blow. This summary does not form part of the audited financial statements.

Results

	2006 RMB'000	2005 RMB'000	2004 RMB'000	2003 RMB'000	2002 RMB'000 *(note)*
Turnover	6,364,839	4,788,792	3,824,029	3,062,255	2,725,782
Other revenues	31,341	12,919	23,488	11,720	4,600
Operating expenses					
Depreciation of property, plant and equipment	(900,244)	(755,676)	(666,971)	(594,003)	(552,523)
Employee compensation costs	(936,936)	(833,345)	(640,153)	(513,098)	(462,293)
Repair and maintenance costs	(356,510)	(285,166)	(226,733)	(172,139)	(152,693)
Consumption of supplies, materials, fuel, services,subcontracting expenses and others	(2,141,142)	(1,696,796)	(1,230,070)	(924,412)	(836,460)
Operating lease expenses	(313,431)	(213,436)	(186,828)	(121,526)	(61,522)
Other operating expenses	(274,444)	(105,288)	(166,549)	(165,533)	(139,394)
Other selling, general and administrative expenses	(81,231)	(61,737)	(38,045)	(33,489)	(42,475)
Total operating expenses	(5,003,938)	(3,951,444)	(3,155,349)	(2,524,200)	(2,247,360)
Profit from operations	1,392,242	850,267	692,168	549,775	483,022
Financial income					
Exchange losses, net	(46,694)	(16,802)	199	(716)	(973)
Finance costs	(36,708)	(104)	-	-	(5,289)
Interest income	27,856	16,956	34,300	32,175	11,216
Total financial expenses/income	(55,546)	50	34,499	31,459	4,954
Share of profits of jointly-controlled entities	113,505	106,617	79,445	38,663	28,384
Profit before tax	1,450,201	956,934	806,112	619,897	516,360
Tax	(321,966)	(135,938)	(104,385)	(153,991)	(161,974)
Profit for the year	1,128,235	820,996	701,727	465,906	354,386

REPORT OF THE DIRECTORS

Summary Financial information continued

Assets and liabilities

	2006 RMB'000	2005 RMB'000	2004 RMB'000	2003 RMB'000	2002 RMB'000 (note)
Total assets	**13,130,170**	9,709,875	9,140,820	8,231,055	7,957,532
Total liabilities	**(4,511,626)**	(2,055,133)	(2,076,144)	(1,685,919)	(1,776,937)
	8,618,544	7,654,742	7,064,676	6,545,136	6,180,595

Note:

1. The results of the Group for the year ended 31 December 2002, and assets and liabilities of the Group as at 31 December 2002 presented above have been extracted from the pro forma combined profit and loss account and consolidated balance sheet.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 15 to the financial statements.

Share capital

There was no movement in either the Company's authorised or issued share capital during the year.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Articles or Association or the Company Law of the PRC which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, redemption or sale of listed securities of the Company

Neither the Company nor its subsidiaries purchased, redeemed or soldany of its listed securities during this year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 30 to the financial statements and in the consolidated statement of changes in equity, respectively.

REPORT OF THE DIRECTORS

Distributable reserves

As at 31 December 2006, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million standing to the credit of the Company's capital reserve account and an amount of approximately RMB443 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 30 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalization issue. In addition, as set out in note 30 to the financial statements, the Company had retained profits of approximately RMB2,015 million available for distribution as dividends.

Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders as at 31 December 2006.

Charitable contributions

During the year, the Group made charitable donations totaling RMB216,000.

Major customers and suppliers

In the year under review, sales to the Group's five largest customers accounted for 83.9% of the total sales for the year and sales to the largest customer included therein accounted for approximately 63.7%. Purchases from the Group's five largest suppliers accounted for approximately 33% of the total purchases for the year.

The Group has provided certain oilfield services to and obtained certain services from the companies with the same ultimate holding company of the Company, details of which are set forth in the section 'Connected Transactions' below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and five largest suppliers.

Directors and supervisors

In accordance with the Company's Articles of Association, all directors and supervisors are elected for a term of three years and may serve consecutive terms upon re-election.

The directors and supervisors of the Company during the year were:

Executive directors:
Yuan Guangyu
Li Yong (appointed on 25 May 2006)

Non-executive director:
Fu Chengyu
Wu Mengfei

Independent non-executive directors:
Gordon C.K. Kwong
Andrew Y. Yan
Simon X. Jiang

Independent Supervisors:
Zhang Dunjie

Supervisors:
Zhang Benchun
Xiao Jianmin
Tang Daizhi

The Company having received annual confirmations of independence from Gordon C.K. Kwong, Andrew Y. Yan, Simon X. Jiang and Zhang Dunjie, and as at the date of this report, still considers them to be independent.

REPORT OF THE DIRECTORS

Directors, supervisors and senior biographies

Biographical details of the directors and supervisors of the Company and the senior management of the Group are set out on pages 49 to 52 of the Annual Report.

Directors and supervisors service contracts

Each of the independent non-executive directors and independent supervisor is required to enter into a service contract with the Company for a term of three years, renewable upon re-election. Details of the directors remunerations for the year 2006 are set out in note 8 to the financial statements.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors remuneration

Directors and supervisors fees are subject to shareholders, approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to the duties and responsibilities of the directors, the remuneration committee's recommendation and performance and the results of the Group.

Directors' and supervisors' interests in contracts

None of the directors and supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

Contracts of significance

The Company has entered into several agreements with CNOOC Limited, a fellow holding company of the Company, and CNOOC Group other than CNOOC Limited, for the provision of oilfield services by the Company to CNOOC Limited and CNOOC Group, and for the provision of various services by CNOOC Group to the Company. Further details of the transactions undertaken in connection with these contracts during the year are included in note 34 to the financial statements.

Save as disclosed, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party, and in which a director of the Company had a material interest, which directly or indirectly, subsisted at year end or at any time during the year.

Directors, chief executives and supervisors interests and short positions in shares

As at 31 December 2006, none of the directors, chief executive and supervisors and their respective associates had registered an interest or short positions in the shares of the Company or any of its associated corporations which would fall to be notified to the Company, pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO") or Section 352 of SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors, chief executives and supervisors rights to acquire shares or debentures

At no time during the year were rights to acquire benefits by means of acquisition of shares in or debentures of the Company granted to any directors, chief executive and supervisors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Substantial shareholders' and other persons' interests in shares

As at 31 December 2006, so far as is known to any director, or the chief executive, the following person (not being a director, supervisor or chief executive of the Company) had interests or short positions in the shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions:

Name	Capacity and nature of interest	Number and Class of shares (note a)	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corporation ("CNOOC")	Directly beneficially owned	2,460,468,000(L) domestic shares	100.00%	61.58%
Fidelity International Limited	Interest in a controlled corporation	140,264,000(L) H shares	9.14%	3.51%
Commonwealth Bank of Australia	Interest in a controlled corporation (note b)	79,096,000(L) H shares	5.15%	1.98%
SKAGEN Kon-Tiki Verdipapirfond	Interest in a controlled corporation (note c)	78,236,000(P) H shares	5.10%	1.96%

Notes:

(a) "L" denotes long position.

(b) The direct beneficial owner is First State Investment Managers (Asia) Ltd, and First State Investment Managers (Asia) Ltd is wholly owned by Commonwealth Bank of Australia.

(c) The direct beneficial owner is Stavanger Fondsforvaltning AS, and Stavanger Fondsforvaltning AS is wholly owned by SKAGEN Kon-Tiki Verdipapirfond.

Save as disclosed above, the directors are not aware of any other person who had an interest in the shares of the Company which would fall to be disclosed to the Company pursuant to Section 336 of the SFO.

REPORT OF THE DIRECTORS

Connected transactions

Upon the listing of the H Shares of the Company on The Stock Exchange of Hong Kong Limited ("HKSE") on 20 November 2002, transactions between the Group and its connected persons or their respective associates (as the respective terms are defined by the HKSE Listing Rules) are governed by and are required to comply with the requirements of the HKSE Listing Rules. During the year ended 31 December 2006, the Group had the following connected transactions:

	2006 RMB'000
A. Gross revenue earned from provision of services to the following parties:	
a. CNOOC Limited Group	
Provision of drilling services	1,786,019
Provision of well services	1,121,702
Provision of marine support and transportation services	699,921
Provision of geophysical services	531,059
	4,138,701
b. CNOOC Group (including services provided by China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar"))	
Provision of drilling services	9,624
Provision of well services	526
Provision of marine support and transportation services	147,083
Provision of geophysical services	63,887
	221,120
c. Jointly-controlled entities	
Provision of drilling services	204
Provision of well services	4,745
Provision of marine support and transportation services	54
	5,003
B. Included in operating expenses (including services provided to Magcobar)	
Services provided by the CNOOC Group:	
Labour services	10,550
Materials, utilities and other ancillary services	197,656
Transportation services	5,244
Lease of office, warehouse, and berths	47,651
Repair and maintenance services	12,842
Management services	15,449
	289,392

Connected transactions (continued)

	2006 RMB'000
C. Deposits placed with CNOOC Finance Company at 31 December 2006	104
D. Interest income earned from deposits placed with CNOOC Finance Company	1

For items (A) and (B) above, the independent shareholders of the Company granted approval for the Company to enter into the connected transactions set out by ordinary resolutions at the extraordinary general meeting held on 29 November 2004. For items (C) and (D), these transactions were qualified as "De minimum transaction" as defined in the Listing Rules.

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into between the Group and the connected persons or their respective associates (where applicable) in the ordinary and usual course of its business;
2. the transactions were entered into on normal commercial terms, or where there is no available comparison, on terms no less favourable than those available from or to independent third parties;
3. the transactions were entered into in accordance with the relevant agreements governing such transactions, on terms that are fair and reasonable to the independent shareholders as a whole; and
4. the transactions were entered into with the annual aggregate value of each category of connected transactions not exceeding the relevant annual limits as approved by the independent shareholders.

Sufficiency of public float

Based on information that is publicly available to the Company and to the best knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

Post balance sheet events

Details of significant post balance sheet events of the Group are set out in note 36 to the financial statements.

Audit Committee

The final results have been reviewed by the audit committee of the Board which consists of three independent non-executive directors. The committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2006 annual results with the management.

Code on Corporate Governance Practices

For the year under review, compliance with the Code on Corporate Governance Practices by the Company is set out in the Corporate Governance Report on page 36 to 41 of this annual report. The Company is committed to the establishment of good corporate governance practices and procedures including the application of the principles of a quality board, sound internal control, transparency and accountability to its Shareholders. Pursuant to Code Provision E.1.2 of the Code on Corporate Governance Practices as stated in Appendix 14 to the Listing Rules, the Chairman of the Board should, among other things, attend the annual general meeting of the Company. Mr. Fu Chengyu, the Chairman of the Company, failed to attend the annual general meeting of the Company held on 25 May 2006 due to an unexpected matter that required his immediate attention. Mr. Simon X. Jiang was elected the chairman of the meeting in accordance with the Articles of Association of the Company. Save as disclosed, the Company has complied strictly with the Code on Corporate Governance Practices as stated in Appendix 14 of the Listing Rules throughout the 12 months ended 31 December 2006.

Model Code for Securities Transactions by Directors of Listed Issuers

Upon specific enquiry to each and every director by the Company, the Board of Directors confirms that all the members of the Board, for the year under review, have complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

Auditors

Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Fu Chengyu
Chairman

Hong Kong
23 March 2007

REPORT BY THE SUPERVISORY COMMITTEE

In 2006, the Supervisory Committee of the Company, pursuant to the Company Law of the PRC and the Company's Articles of Association, duly performed its duties. It acted to secure a standardized operation by means of a range of initiatives as to safeguard shareholders' ultimate interests and the Company's continued growth.

1. Overview of the Supervisory Committee's Work

The Supervisory Committee convened 4 board meetings of the period under review, among other things.

(1) On 20 January 2006, the first board meeting reviewed and approved the Company's Annual Budget 2006;

(2) On 22 March 2006, the second board meeting reviewed and approved the Company's Annual Financial Report, Dividend Payout Plan of the previous year, convention of Annual General Meeting and re-election of directors and re-appointment of independent supervisor;

(3) On 21 August 2006, the third board meeting reviewed and approved Interim Financial Reports and Senior Management Long-term Incentive Plan;

(4) On 1 December 2006, the fourth board meeting reviewed and approved the Company's Annual Budget 2007.

The Supervisory Committee conducted a special session after each board meeting to discuss the procedures and resolution of the board meeting, and reviewed the implementation of resolutions of Shareholders Meeting by the Board as well as the feasibility of board Meeting resolutions. The Supervisory Committee is of the view that the four board meetings are pursuant to the Company Law and the Company's Articles of Association, and collectively endorse the relevant resolutions.

2. Independent Opinions of the Supervisory Committee

In addition, the Supervisory Committee has supervised the execution of Shareholder Meetings by the Board, the performance of senior management as well as the Company's operational management. It is of the view that the Board and senior management adopted a vigilant attitude and systematic decision-making mode. A rational internal control system was in place to guard against managerial ad financial risks. Neither directors nor senior management were found to be in breach of any laws, rules, nor the Company's Articles of Associations or impairing shareholder's interest.

(1) Corporate Financial Status

Members of the Supervisory Committee supervised the Company's financial management system and audited relevant financial data. The Committee has formed the opinion that the Company adopted a prudent fiscal system, carried out effective enforcement and consistent accounting practice. The financial statements were of a true and fair view of the Company's financial status and operational results. Ernst & Young and Ernst & Young Hua Ming conducted the audit of the Company's 2006 financial statements in accordance with Hong Kong Standards on Auditing and PRC Auditing Standards, respectively, with unqualified opinions. In the Committee's point of view, the Company's Financial Report objectively outlined the Company's financial and operational results in a true and fair view. During the reporting period, the Company's profitability and competitiveness were steadily enhanced while retaining standardized business practices.

(2) Corporate Managerial Status

Internal management of the Company was further reinforced during the reporting period, with rules of the Company, after revision further refined. In particular, the modified internal matrix-style mechanism was streamlined, while reinforced budget administration; centralized cash management and cost control were seen in corporate finance governance. We considered the internal management had raised to a higher level than prior year.

REPORT BY THE SUPERVISORY COMMITTEE

(3) Capital Utility

In the period under review, application of capital was lawful and effective. No such incidents as impairing shareholders' interests or squandering of corporate assets occurred.

(4) Connected Transactions

In the period under review, connected transactions between the Company and CNOOC or its subordinate entities complied with the rules of the Hong Kong Stock Exchange and PRC stock exchanges. The connected transactions were on an arm's length basis, transparent and fairly priced without any detriment to the interests of the Company or its shareholders.

In 2007, the Supervisory Committee shall further ameliorate its functionality, as to bring more substance to its work. Apart from the routine watchdog assignments, certain field case analysis will be conducted with an eye on the production, operational and managerial issues and significant moves. The Supervisory Committee will exert its vigilant role with the aim of securing consistent growth and shareholders' interest.

On behalf of the Supervisory Committee

Zhang Benchun
Chairman of the Supervisory Committee

Beijing
23 March 2007

INDEPENDENT AUDITORS' REPORT

To the shareholders of China Oilfield Services Limited

(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements of China Oilfield Services Limited set out on pages 65 to 108 which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong, 23 March 2007

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
TURNOVER	5	**6,364,839**	4,788,792
Other revenues	5	**31,341**	12,919
Operating expenses			
Depreciation of property, plant and equipment		**(900,244)**	(755,676)
Employee compensation costs		**(936,936)**	(833,345)
Repair and maintenance costs		**(356,510)**	(285,166)
Consumption of supplies, materials, fuel, services and others		**(1,934,817)**	(1,437,233)
Subcontracting expenses		**(206,325)**	(259,563)
Operating lease expenses		**(313,431)**	(213,436)
Other operating expenses		**(274,444)**	(105,288)
Other selling, general and administrative expenses		**(81,231)**	(61,737)
Total operating expenses		**(5,003,938)**	(3,951,444)
PROFIT FROM OPERATIONS	6	**1,392,242**	850,267
Financial (expenses)/income			
Exchange losses, net		**(46,694)**	(16,802)
Finance costs	7	**(36,708)**	(104)
Interest income		**27,856**	16,956
Total financial (expenses)/income		**(55,546)**	50
Share of profits of jointly-controlled entities		**113,505**	106,617
PROFIT BEFORE TAX		**1,450,201**	956,934
Tax	11	**(321,966)**	(135,938)
PROFIT FOR THE YEAR		**1,128,235**	820,996
Attributable to:			
Equity holders of the Company	12	**1,128,010**	820,996
Minority interests		**225**	-
		1,128,235	820,996
DIVIDENDS	13		
Special interim dividend		**-**	55,535
Proposed final dividend		**239,719**	164,208
		239,719	219,743
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	14		
Basic and diluted		**28.23 Cents**	20.55 Cents

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	8,876,894	7,258,247
Interests in jointly-controlled entities	17	433,496	239,936
Total non-current assets		9,310,390	7,498,183
CURRENT ASSETS			
Inventories	18	293,160	229,784
Prepayments, deposits and other receivables		81,730	208,854
Accounts receivable	19	987,099	709,453
Due from the ultimate holding company	20	33,419	45,913
Due from other CNOOC group companies	21	17,455	2,800
Available-for-sale investments	22	75,008	-
Pledged time deposits	23	22,466	1,093
Cash and cash equivalents	23	2,309,443	1,013,795
Total current assets		3,819,780	2,211,692
CURRENT LIABILITIES			
Trade and other payables	24	1,830,808	925,306
Short term debentures	25	997,417	-
Salary and bonus payables		237,636	206,805
Tax payable		54,150	94,573
Due to the ultimate holding company	20,28	217,090	218,844
Due to other CNOOC group companies	21	25,769	23,789
Total current liabilities		3,362,870	1,469,317
NET CURRENT ASSETS		456,910	742,375
TOTAL ASSETS LESS CURRENT LIABILITIES		9,767,300	8,240,558
NON-CURRENT LIABILITIES			
Deferred tax liabilities	26	348,756	385,816
Interest-bearing bank borrowings	27	600,000	-
Long term payable to the ultimate holding company	28	200,000	200,000
Total non-current liabilities		1,148,756	585,816
Net assets		8,618,544	7,654,742
EQUITY			
Equity attributable to equity holders of the company			
Issued capital	29	3,995,320	3,995,320
Reserves	30 (a)	4,383,505	3,495,214
Proposed final dividend	13	239,719	164,208
Total equity		8,618,544	7,654,742

Director: Fu Chengyu

Director: Yuan Guangyu

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

	Attributable to equity holders of the Company							
	Issued capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed final /special interim dividend RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
At 1 January 2005	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676	-	7,064,676
Final 2004 dividend declared	-	-	-	-	(175,395)	(175,395)	-	(175,395)
Profit for the year	-	-	-	820,996	-	820,996	-	820,996
Proposed special interim 2005 dividend (note13)	-	-	-	(55,535)	55,535	-	-	-
Special interim 2005 dividend declared (note13)	-	-	-	-	(55,535)	(55,535)	-	(55,535)
Proposed final 2005 dividend (note13)	-	-	-	(164,208)	164,208	-	-	-
Transfer to statutory reserve funds	-	-	123,149	(123,149)	-	-	-	-
At 31 December 2005 and 1 January 2006	3,995,320	1,975,810	329,714	1,189,690	164,208	7,654,742	-	7,654,742
Final 2005 dividend declared	-	-	-	-	(164,208)	(164,208)	-	(164,208)
Profit for the year	-	-	-	1,128,010	-	1,128,010	225	1,128,235
Additional capital injection to a subsidiary (note3)	-	-	-	-	-	-	1,896	1,896
Acquisition of minority interests (note3)	-	-	-	-	-	-	(2,121)	(2,121)
Proposed final 2006 dividend (note13)	-	-	-	(239,719)	239,719	-	-	-
Transfer to statutory reserve funds	-	-	112,801	(112,801)	-	-	-	-
At 31 December 2006	3,995,320	1,975,810*	442,515*	1,965,180	239,719	8,618,544	-	8,618,544

* These reserve accounts comprise the consolidated reserves of RMB2,418,325,000 (2005: RMB2,305,524,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit from operations		1,392,242	850,267
Adjustments for:			
Exchange losses, net		(46,694)	(16,802)
Loss on disposal of items of property, plant and equipment		20,780	1,359
Depreciation of property, plant and equipment		900,244	755,676
Impairment/(write-back of impairment) of accounts receivable		1,156	(59,683)
Provision against inventories		1,102	901
Gain on disposal of scrap materials		-	(670)
		2,268,830	1,531,048
Increase in inventories		(64,478)	(14,162)
(Increase)/decrease in accounts receivable		(278,802)	14,070
Increase in net balance with the ultimate holding company and other CNOOC group companies		(1,935)	(27,060)
Decrease/(increase) in prepayments, deposits and other receivables		127,124	(86,223)
Increase in trade and other payables, net of payable to property, plant and equipment purchases		140,870	171,603
Increase/(decrease) in salary and bonus payables		30,831	(21,356)
Cash generated from operations		2,222,440	1,567,920
Interest paid		(4,291)	(104)
Taxes paid:			
Mainland China corporate income tax paid		(542,539)	(464,107)
Mainland China corporate income tax refund		175,991	191,280
Overseas income taxes paid		(32,901)	(33,582)
Net cash inflow from operating activities		1,818,700	1,261,407
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		(1,785,547)	(2,071,173)
Purchase of available-for-sale financial assets	22	(300,000)	-
Sale of available-for-sale financial assets	22	224,992	-
Proceeds from disposal of items of property, plant and equipment		9,701	1,144
Increase/(decrease) in net balances with jointly-controlled entities		5,037	(3,466)
Decrease in time deposits with original maturity of more than three months		165,538	640,755

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
(Increase)/decrease in pledged time deposits		(21,373)	3,162
Interest received		27,856	16,956
Dividends received from jointly-controlled entities		80,188	54,410
Investment in a jointly-controlled entity and a subsidiary		(164,698)	-
Net cash outflow from investing activities		(1,758,306)	(1,358,212)
Net cash inflow/(outflow) before financing activities		60,394	(96,805)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of short term debentures		965,000	-
New long term bank loans		600,000	-
New short term bank loans		-	90,000
Repayment of short term loans		-	(90,000)
Settlements of balance due to the ultimate holding company		-	(200,000)
Dividends paid		(164,208)	(230,930)
Net cash inflow/(outflow) from financing activities		1,400,792	(430,930)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,461,186	(527,735)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		731,126	1,258,861
CASH AND CASH EQUIVALENTS AT END OF YEAR		2,192,312	731,126
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and balances with banks and financial institutions	23	2,331,909	1,014,888
Less: Pledged time deposits for letter of credit facilities	23	(22,466)	(1,093)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED BALANCE SHEET	23	2,309,443	1,013,795
Less: Non-pledged time deposits at banks with original maturity of more than three months when acquired		(117,131)	(282,669)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED CASH FLOW STATEMENT		2,192,312	731,126

BALANCE SHEET

31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	15	8,729,674	7,149,771
Investments in subsidiaries	16	9,061	2,712
Interests in jointly-controlled entities	17	124,260	131,526
Total non-current assets		8,862,995	7,284,009
CURRENT ASSETS			
Inventories	18	291,059	229,782
Prepayments, deposits and other receivables		486,108	286,870
Accounts receivable	19	1,350,157	818,994
Due from the ultimate holding company	20	33,419	45,913
Due from other CNOOC group companies	21	9,808	2,800
Available-for-sale investments	22	75,008	-
Pledged time deposits	23	12,150	1,093
Cash and cash equivalents	23	1,988,495	926,230
Total current assets		4,246,204	2,311,682
CURRENT LIABILITIES			
Trade and other payables	24	1,763,407	857,504
Short term debentures	25	997,417	-
Salary and bonus payables		237,530	206,805
Tax payable		52,253	94,573
Due to the ultimate holding company	20,28	217,090	218,844
Due to other CNOOC group companies	21	25,297	23,789
Total current liabilities		3,292,994	1,401,515
NET CURRENT ASSETS		953,210	910,167
TOTAL ASSETS LESS CURRENT LIABILITIES		9,816,205	8,194,176
NON-CURRENT LIABILITIES			
Deferred tax liabilities	26	348,756	385,816
Interest-bearing bank borrowings	27	600,000	-
Long term payable to the ultimate holding company	28	200,000	200,000
Total non-current liabilities		1,148,756	585,816
Net assets		8,667,449	7,608,360
EQUITY			
Issued capital	29	3,995,320	3,995,320
Reserves	30 (b)	4,432,410	3,448,832
Proposed final dividend	13	239,719	164,208
Total equity		8,667,449	7,608,360

Director: Fu Chengyu

Director: Yuan Guangyu

NOTES TO FINANCIAL STATEMENTS

31 December 2006

1. CORPORATE INFORMATION

China Oilfield Services Limited (the "Company") is a limited liability company incorporated in the People's Republic of China ("the PRC" or "Mainland China"). The registered office of the Company is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the PRC. As part of the reorganisation (the "Reorganisation") of China National Offshore Oil Corporation ("CNOOC") in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") in 2002, and pursuant to an approval document obtained from the relevant government authority dated 26 September 2002, the Company was restructured into a joint stock limited liability company.

During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the holding company and the ultimate holding company of the Company is CNOOC, which is a state-owned enterprise incorporated in the PRC.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of the subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. Acquisition of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration to the book value of the share of the net assets acquired is recognised as goodwill, if any.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. The adoption of these new and revised standards and interpretations has had no material effect on these financial statements.

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The fair Value Option
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates,and revenues for the Group's major customers. This standard will supercede HKAS 14 Segment Reporting.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10 and HK(IFRIC)-Int 11 shall be applied for annual periods beginning on or after 1 March 2006, 1 June 2006 and 1 November 2006 and 1 March 2007, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statement in the period in which it arises.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;
(b) the party is an associate;
(c) the party is a jointly-controlled entity;
(d) the party is a member of the key management personnel of the Group or its parent;
(e) the party is a close member of the family of any individual referred to in (a) or (d);
(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or
(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost less residual value of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Tankers	20 years
Vessels	10 to 15 years
Drilling equipment	25 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 years
Land and Buildings	20 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Construction in progress

Construction in progress represents drilling rigs, vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Held-to-maturity investments are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the consolidated income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less and impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets carried at amortised cost (continued)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event, occurring after the impairment loss was recognised in the consolidated income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- The rights to receive cash flows from the asset have expired;
- The Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- The Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables, an amount due to the ultimate holding company and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories

Inventories primarily consist of materials and supplies used for the repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. The materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents (continued)

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services have been performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognised based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when they become apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipt through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(d) dividend income when the shareholders' right to receive payment has been established.

Research and development costs

All research costs are charged to the consolidated income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is a reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement benefits costs

The Group's employees in the Mainland China are required to participate in a central pension scheme operated by the local municipal governments. The Group is required to contribute 19% to 22% of its payroll costs to the central pension scheme. The contributions are charged to the consolidated income statement as they become payable in accordance with the rules of the central pension scheme.

Dividends

Final and special interim dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and jointly-controlled entities are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant judgements and estimates pertain to the determination if any impairment exists, the useful lives, residual value and depreciation method of property, plant and equipment, the estimation or the percentage of completion for construction in progress, provision for doubtful debt and inventories obsolesces, classification of leases, as well as the judgement on the eligibility for the tax rate reduction as further described in note 11 to the financial statements. Actual amounts could differ from those estimates and assumptions.

3. ACQUISITION

The Company made an additional capital injection of RMB2,527,968 into Jinlong, the jointly-controlled entity of the Group, on 16 March 2006. After the additional capital injection to Jinlong, the percentage of equity directly attributable to the Group increased from 50% to 70%. On 8 December 2006, the Company acquired the other 30% equity interest in Jinlong at RMB2,332,900 in cash, and Jinlong became a wholly-owned subsidiary as at 31 December 2006. The financial statements of Jinlong for the period from 16 March 2006 to 31 December 2006 have been incorporated into the Group's consolidated financial statements. Jinlong is registered as a limited liability company under the PRC Company Law.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;
(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, and sales of well chemical materials;
(c) the marine support and transportation services segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, and moving and positioning drilling structures and the transportation of crude oil and refined products; and
(d) the geophysical services segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2006:

NOTES TO FINANCIAL STATEMENTS

31 December 2006

4. SEGMENT INFORMATION (continued)

	Drilling Services RMB'000	Well Services RMB'000	Marine support and transportation Services RMB'000	Geophysical Services RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	3,345,395	1,395,331	1,080,095	893,166	6,713,987
Less: Intersegment sales	(244,990)	(43,151)	(37,327)	(23,680)	(349,148)
Net sales to external customers	3,100,405	1,352,180	1,042,768	869,486	6,364,839
PROFIT FROM OPERATIONS					
Segment results	849,251	176,934	215,590	150,467	1,392,242
Exchange losses,net					(46,694)
Interest expenses					(36,708)
Interest income					27,856
Share of profits of jointly-controlled entities					113,505
Profit before tax					1,450,201
Tax					(321,966)
Profit for the year					1,128,235
ASSETS					
Segment assets	5,192,274	1,468,481	2,674,394	892,978	10,228,127
Interests in jointly-controlled entities	-	418,550	-	14,946	433,496
Unallocated assets					2,468,547
Total assets					13,130,170
LIABILITIES					
Segment liabilities	815,906	123,931	455,120	76,106	1,471,063
Unallocated liabilities					3,040,563
Total liabilities					4,511,626
OTHER SEGMENT INFORMATION					
Capital expenditure	1,201,664	522,684	846,721(i)	144,177	2,715,246
Depreciation of property, plant and equipment	399,094	173,279	210,708	117,163	900,244
Impairment of accounts receivable	840	117	116	83	1,156
Provision against inventories	544	207	204	147	1,102

(i) The balance included a capital contribution of US$20.9 million (equivalent to RMB167 million) to a newly incorporated joint-controlled entity in 2006, please refer to note 17(a) for detail.

4. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2005:

	Drilling Services RMB'000	Well services RMB'000	Marine support and transportation Services RMB'000	Geophysical Services RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	2,446,524	1,205,401	899,540	566,331	5,117,796
Less: Intersegment sales	(240,813)	(40,060)	(31,839)	(16,292)	(329,004)
Net sales to external customers	2,205,711	1,165,341	867,701	550,039	4,788,792
PROFIT FROM OPERATIONS					
Segment results	505,453	150,350	110,351	84,113	850,267
Exchange losses, net					(16,802)
Interest expenses					(104)
Interest income					16,956
Share of profits of jointly-controlled entities					106,617
Profit before tax					956,934
Tax					(135,938)
Profit for the year					820,996
ASSETS					
Segment assets	4,281,207	1,142,170	2,154,123	662,397	8,239,897
Interests in jointly-controlled entities	-	230,434	-	9,502	239,936
Unallocated assets					1,230,042
Total assets					9,709,875
LIABILITIES					
Segment liabilities	468,543	118,442	62,233	48,433	697,651
Unallocated liabilities					1,357,482
Total liabilities					2,055,133
OTHER SEGMENT INFORMATION					
Capital expenditure	1,585,820	302,085	104,772	260,325	2,253,002
Depreciation of property, plant and equipment	323,448	124,546	224,100	83,582	755,676
Impairment/(write-back of impairment) of accounts receivable	(60,834)	519	387	245	(59,683)
Provision against inventories	416	219	163	103	901

4. SEGMENT INFORMATION (continued)

(b) Geographical segments

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers. No further analysis of geographical segment information is presented for total assets and capital expenditure incurred to acquire segment assets as over 90% of the Group's assets are located in the Mainland China.

The following table presents revenue information for the Group's geographical segments for the years ended 31 December 2006 and 2005.

Year ended 31 December 2006	Mainland China RMB'000	Others RMB'000	Total RMB'000
Segment revenue:			
Sales to external customers	5,260,851	1,103,988	6,364,839

Year ended 31 December 2005	Mainland China RMB'000	Others RMB'000	Total RMB'000
Segment revenue:			
Sales to external customers	4,349,614	439,178	4,788,792

5. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes.

Other revenues comprise the following:

	2006 RMB'000	2005 RMB'000
Gain on disposal of scrap materials	**8,286**	670
Insurance claims received	**14,999**	11,483
Others	**8,056**	766
Total other revenues	**31,341**	12,919

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	2006 RMB'000	2005 RMB'000
Auditors' remuneration:		
Audit fee	4,000	3,350
Non-audit fee	940	576
Employee compensation costs:		
Wages, salaries and bonuses	699,350	600,279
Social security costs	169,981	174,995
Retirement benefits contributions (note 10)	67,605	58,071
	936,936	833,345
Depreciation of property, plant and equipment	900,244	755,676
Loss on disposal of property, plant and equipment, net	20,780	1,359
Minimum lease payments under operating leases in respect of land and buildings, berths and equipment	313,431	213,436
Impairment/(write-back of impairment) of accounts receivable, net	1,156	(59,683)
Provision against inventories	1,102	901
Repair and maintenance costs	356,510	285,166
Research and development costs, included in	189,549	129,850
Depreciation of property, plant and equipment	6,105	27,764
Employee compensation costs	33,260	25,838
Consumption of supplies, materials, fuel, services and others	91,561	31,390
Other operating expenses	58,623	44,858

7. FINANCE COSTS

	Group	
	2006 RMB'000	2005 RMB'000
Interest on bank loans wholly repayable within five years	12,062	104
Interest on short term debentures	32,417	-
Total interest	44,479	104
Less: Interest capitalised	(7,771)	-
	36,708	104

8. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2006	2005
	RMB'000	RMB'000
Fees	1,290	650
Other emoluments:		
Basic salaries, allowances and benefits in kind	904	634
Bonuses	736	450
Pension scheme contributions	125	92
	1,765	1,176
	3,055	1,826

(a) Independent non-executive directors and a supervisor

The fees paid/payable to independent non-executive directors and an independent supervisor during the year are as follows:

	Group	
	2006	2005
	RMB'000	RMB'000
Independent non-executive directors:		
Gordon C. K. Kwong	400	200
Andrew Y. Yan	400	200
Simon X. Jiang	400	200
	1,200	600
Independent supervisor:		
Zhang Dunjie	90	50
	1,290	650

There were no other emoluments payable to the independent non-executive directors and the independent supervisor during the year (2005: Nil).

8. DIRECTORS' AND SUPERVISORS' REMUNERATION (continued)

(b) Executive directors, a non-executive director and supervisors

	Salaries, allowances and benefits in kind RMB'000	Bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
2006				
Executive directors:				
Yuan Guangyu	348	258	46	652
Li Yong (note 1)	191	197	34	422
Wu Mengfei (note 2)	76	97	10	183
	615	552	90	1,257
Non-executive director:				
Fu Chengyu	-	-	-	-
Wu Mengfei (note 3)	29	-	-	29
	29	-	-	29
Supervisors:				
Zhang Benchun	24	-	-	24
Xiao Jianwen	24	-	-	24
Tang Daizhi	212	184	35	431
	260	184	35	479
Total	904	736	125	1,765
2005				
Executive directors:				
Yuan Guangyu	273	231	43	547
Wu Mengfei (note 2)	229	173	39	441
	502	404	82	988
Non-executive director:				
Fu Chengyu	-	-	-	-
Wang Zhongan	11	-	-	11
	11	-	-	11
Supervisors:				
Zhang Benchun	14	-	-	14
Xiao Jianwen	3	-	-	3
Tang Daizhi	87	46	10	143
Tu Zhimin	7	-	-	7
Liu Shoude	10	-	-	10
	121	46	10	177
Total	634	450	92	1,176

Notes: Included above is only the remuneration for the period when the above individuals were active directors or supervisors of the Company.
1. Appointed on 25 May 2006 2. Resigned on 1 April 2006 3. Appointed on 1 April 2006

8. DIRECTORS' AND SUPERVISORS' REMUNERATION (continued)

(b) Executive directors, non-executive director and supervisors (continued)

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year. There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2005: two) directors, details of whose remuneration are set out in note 8 to the financial statements. Details of the remuneration of the remaining three (2005: three) non-director, non-supervisor, highest paid employees for the year are as follows:

	Group	
	2006	2005
	RMB'000	RMB'000
Basic salaries, allowances and benefits in kind	6,528	7,578
Bonuses	1,324	900
Pension scheme contributions	87	651
	7,939	9,129

The number of non-director, non-supervisor, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2006	2005
Nil to RMB1,000,000	2	-
RMB2,500,001 to RMB3,000,000	-	2
RMB3,000,001 to RMB3,500,000	1	-
RMB3,500,001 to RMB4,000,000	-	1
	3	3

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

10. RETIREMENT BENEFITS

All the Group's full-time employees in the Mainland China are covered by a government-regulated pension scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group were entitled to the supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including the number of years of service and salary level on the date of retirement of the employee. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such Supplementary Pension Benefits have not been recorded in the Group's financial statements for the year ended 31 December 2006 (2005: Nil).

The expenses attributed to the PRC government-regulated pension scheme are as follows:

	Group	
	2006	2005
	RMB'000	RMB'000
Contributions to the PRC government-regulated pension scheme (note 6)	67,605	58,071

At 31 December 2006, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2005: Nil).

11. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company and its subsidiary incorporated in PRC are subject to corporate income tax at the rate of 33%.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purposes was approved and the Company's corporate income tax rate for the fiscal year 2005 was reduced from 33% to 15%. As a result, a tax refund of approximately RMB176 million relating to fiscal year 2005 has been recorded by the Company. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and minimum proportions of research and development expenses to total expenses and total revenue under the PRC accounting principles, respectively.

11. TAX (continued)

As the reduction in the corporate income tax rate from 33% to 15% for the year ended 31 December 2006 cannot be ascertained, at the date of this report, management considers it is appropriate to use the rate of 33% to accrue for the income tax liability of the Company for the year ended 31 December 2006.

The Company's principal subsidiary incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to a deemed profit withholding tax of 6% based on its gross service income generated from its drilling activities in Indonesia.

The Company's principal subsidiary incorporated in Australia, COSL (Australia) Pty Limited, is subject to income tax of 33% based on its taxable profit generated from its drilling activities in Australia.

The Company's operation in Myanmar is subject to an income tax rate of 3% based on its gross service income generated from its drilling activities in Myanmar.

An analysis of the Group's provision for tax is as follows:

	Group	
	2006	2005
	RMB'000	RMB'000
Hong Kong profits tax	-	-
Overseas income taxes:		
Current income taxes	**32,901**	33,582
PRC corporate income taxes:		
Current income taxes		
Tax refund as an advanced technology enterprise	**502,116**	341,078
Deferred income taxes (note 26)	**(175,991)**	(191,280)
	(37,060)	(47,442)
Total tax charge for the year	**321,966**	135,938

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are as follows:

	2006		2005	
	RMB'000	%	RMB'000	%
Profit before tax	**1,450,201**		956,934	
Tax at the statutory tax rate of 33% (2005: 33%)	**478,566**	**33.0**	315,788	33.0
Profits and losses attributable to jointly-controlled entity	**(37,457)**	**(2.6)**	(35,184)	(4.0)
Tax refund as an advanced technology enterprise	**(175,991)**	**(12.1)**	(191,280)	(20.0)
Expenses not deductible for tax and others	**56,848**	**3.9**	46,614	5.0
Total tax charge at the Group's effective rate	**321,966**	**22.2**	135,938	14.0

11. TAX (continued)

Expenses not deductible for tax and others included income and deemed income tax expenses of certain overseas subsidiaries which are not deductible for Mainland China corporate income tax purposes.

The share of tax attributable to jointly-controlled entities amounting to approximately RMB29,652,000 (2005: RMB27,429,000) is included in "Share of profits of jointly-controlled entities" on the face of the consolidated income statement.

12. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2006 includes a profit of RMB1,223,297,000 (2005: RMB858,089,000) which has been dealt with in the financial statements of the Company (note 30(b)).

13. DIVIDENDS

	2006 RMB'000	2005 RMB'000
Proposed and declared special interim dividend - nil (2005: 1.39 Fen per ordinary share)	-	55,535
Proposed final dividend - 6.00 Fen (2005: 4.11 Fen per ordinary share)	239,719	164,208
	239,719	219,743

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to the reserves, the profit after tax shall be the amount determined under the PRC accounting principles and financial regulations. Transfer to this reserve must be made before any distribution of dividends to shareholders.
The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) until 31 December 2005, allocations of 5% to 10% of after-tax profit, as determined under the PRC accounting principles and financial regulations, to the Company's statutory public welfare fund, which was established for the purpose of providing the Company's employees with collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund formed part of the shareholders' equity as individual employees could only use these facilities, while the title of such facilities is held by the Company. Transfer to this fund had to be made before any distribution of dividends to shareholders. Beginning 1 January 2006, the new PRC Company Law took effect and appropriation to statutory public welfare fund is no longer required and the balance in the Company's Statutory public welfare fund brought forward from 31 December 2005 are required to be transferred to the statutory common reserve fund; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. The discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

13. DIVIDENDS (continued)

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

14. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the net profit attributable to shareholders for the year ended 31 December 2006 of RMB1,128,010,000 (2005: RMB820,996,000) and 3,995,320,000 shares in issue during the year and 2005.

There were no potentially diluting events for the years ended 31 December 2006 and 2005.

15. PROPERTY, PLANT AND EQUIPMENT

Group

31 December 2006	Tankers and vessels	Drilling equipment	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December 2005 and at 1 January 2006							
Cost:	5,546,533	5,782,080	2,561,085	50,171	12,739	1,692,734	15,645,342
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,228,735)	(25,914)	(538)	-	(8,387,095)
Net carrying amount	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
At 1 January 2006, net of accumulated depreciation	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
Additions	26,692	-	235,393	4,534	-	2,281,439	2,548,058
Acquisition of a subsidiary (note 3)	-	-	328	153	559	274	1,314
Depreciation provided during the year	(248,485)	(291,929)	(349,228)	(9,628)	(974)	-	(900,244)
Disposals/write-offs	(891)	-	(29,402)	(188)	-	-	(30,481)
Transfers from construction in progress	6,485	1,201,777	343,230	-	294	(1,551,786)	-
At 31 December 2006, net of accumulated depreciation	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
At 31 December 2006							
Cost	5,578,819	6,983,857	3,059,160	53,202	14,077	2,422,661	18,111,776
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,526,489)	(34,074)	(1,997)	-	(9,234,882)
Net carrying amount	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

31 December 2005	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machinery and equipment RMB'000	Motor vehicles RMB'000	Building RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2005							
Cost:	5,073,806	5,593,026	2,000,544	36,999	6,862	692,804	13,404,041
Accumulated depreciation	(2,787,152)	(3,866,003)	(960,103)	(27,086)	(273)	-	(7,640,617)
Net carrying amount	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424
At 1 January 2005, net of accumulated depreciation	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424
Additions	-	-	339,231	15,811	5,877	1,892,083	2,253,002
Depreciation provided during the year	(239,366)	(239,387)	(273,503)	(3,155)	(265)	-	(755,676)
Disposals/write-offs	-	-	(1,964)	(539)	-	-	(2,503)
Transfers from construction in progress	472,727	189,054	228,145	2,227	-	(892,153)	-
At 31 December 2005, net of accumulated depreciation	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
At 31 December 2005							
Cost	5,546,533	5,782,080	2,561,085	50,171	12,739	1,692,734	15,645,342
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,228,735)	(25,914)	(538)	-	(8,387,095)
Net carrying amount	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

31 December 2006	Tankers and	Drilling	Machinery and	Motor		Construction	
At 31 December 2005 and	vessels	equipment	equipment	vehicles	Building	in progress	Total
at 1 January 2006	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:	5,546,533	5,782,080	2,447,142	50,171	12,739	1,692,734	15,531,399
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,223,268)	(25,914)	(538)	-	(8,381,628)
Net carrying amount	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
At 1 January 2006, net of accumulated depreciation	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
Additions	22	-	206,797	4,535	-	2,280,236	2,491,590
Depreciation provided during the year	(248,485)	(291,929)	(330,641)	(9,418)	(914)	-	(881,387)
Disposals/write-offs	(891)	-	(29,221)	(188)	-	-	(30,300)
Transfers from construction in progress	6,485	1,201,775	343,231	-	-	(1,551,491)	-
At 31 December 2006, net of accumulated depreciation	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
At 31 December 2006							
Cost	5,552,149	6,983,855	2,915,516	52,827	12,739	2,421,479	17,938,565
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,501,476)	(33,641)	(1,452)	-	(9,208,891)
Net carrying amount	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
31 December 2005							
At 1 January 2005							
Cost:	5,073,806	5,593,026	1,998,358	36,999	6,862	692,804	13,401,855
Accumulated depreciation	(2,787,152)	(3,866,003)	(958,907)	(27,086)	(273)	-	(7,639,421)
Net carrying amount	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434
At 1 January 2005, net of accumulated depreciation	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434
Additions	-	-	227,432	15,811	5,877	1,892,083	2,141,203
Depreciation provided during the year	(239,366)	(239,387)	(269,195)	(3,155)	(265)	-	(751,368)
Disposals/write offs	-	-	(1,959)	(539)	-	-	(2,498)
Transfers from construction in progress	472,727	189,054	228,145	2,227	-	(892,153)	-
At 31 December 2005, net of accumulated depreciation	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
At 31 December 2005							
Cost	5,546,533	5,782,080	2,447,142	50,171	12,739	1,692,734	15,531,399
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,223,268)	(25,914)	(538)	-	(8,381,628)
Net carrying amount	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771

As of the date of these financial statements, a drilling rig with an aggregate cost and net book value of RMB503 million (2005: RMB438 million) and RMB137 million (2005: RMB88 million), respectively, has yet to complete the title re-registration procedures after the Reorganisation. The drilling rig has been operating in Indonesia since 2003 and the re-registration process can only be completed when the rig is physically located in the Mainland China.

16. INVESTMENTS IN SUBSIDIARIES

	Company 2006 RMB'000	Company 2005 RMB'000
Unlisted shares, at cost	9,061	2,712

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ registration and operation	Nominal value of issued and paid up capital	Percentage of equity directly attributable to the Group Direct	Indirect	Principal activities
COSL American Inc	United States of America 2 November 1994	US$100,000	100	-	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	US$1	100	-	Investment holding
COSL (Labuan) Company Limited	Malaysia 11 April 2003	US$1	-	100	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	US$1	-	100	Investment holding
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC 7 September 1993	RMB4,639,326	100 (note3)	-	Provision of drilling fluids services
COSL (Australia) Pty Ltd	Australia 11 January 2006	A$10,000	-	100	Provision of drilling services in Australia

The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Unlisted investments, at cost	-	-	125,873	128,102
Share of net assets	435,109	236,512	-	-
Due from jointly-controlled entities	1,628	3,424	1,628	3,424
Due to jointly-controlled entities	(3,241)	-	(3,241)	-
	433,496	239,936	124,260	131,526

The amounts due from and due to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from and due to jointly-controlled entities approximate to their fair values.

Particulars of the principal jointly-controlled entities are as follows:

Name	Nominal value of issued and paid up capital	Place and date of Incorporation/ registration and operations	Percentage of Ownership interest	Percentage of Profit sharing	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France")	USD11,650,000	Tianjin, PRC 15 November 1983	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	USD1,250,000	Shenzhen, PRC 25 October 1984	60 (note b)	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC-OTIS")	USD2,000,000	Tianjin, PRC 14 April 1993	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging-Atlas")	USD2,000,000	Shenzhen, PRC 10 May 1984	50	50	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("China Offshore Fugro")	USD1,720,000	Tianjin, PRC 24 August 1983	50	50	Provision of geophysical services
Eastern Marine Services Ltd. ("Eastern Marine")	HKD1,000,000	Hong Kong 10 March 2006	51 (notes a & b)	51	Marine transportation services
PT Tritunggal Sinergy ("PTTS")	USD700,000	Indonesia 30 December 2004	55 (note b)	55	Provision of oilfield repair services

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

All of the above investments in jointly-controlled entities are directly held by the Company except for Eastern Marine and PTTS which is indirectly held through China Oilfield Services (BVI) Limited.

Notes:

(a) Eastern Marine was set up by the Group and Trico Marine Service, Inc ("Trico") to develop international marine support and transportation services. The Group made a capital contribution of US$20.9 million in cash to Eastern Marine in exchange for its 51% equity interest in Eastern Marine. There was no operation during the year.

(b) In the opinion of the directors, the Company does not have control over Magcobar's, Eastern Marine's and PTTS's financial and operating decisions, and accordingly, the financial statements of Magcobar, Eastern Marine and PTTS have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar, Eastern Marine and PTTS have been dealt with in the Group's consolidated financial statements under the equity accounting method.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2006 RMB'000	2005 RMB'000
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	272,665	254,617
Non-current assets	235,374	75,841
Current liabilities	(72,930)	(93,946)
Net assets	435,109	236,512
Share of the jointly-controlled entities' results:		
Turnover	452,992	447,169
Other revenue	4,391	5,236
Total expenses	(314,226)	(318,359)
Tax	(29,652)	(27,429)
Share of profits of jointly-controlled entities	113,505	106,617

18. INVENTORIES

	Group		Company	
	2006 RMB'000	2005 RMB'000	2006 RMB'000	2005 RMB'000
Gross inventory	301,146	236,668	299,045	236,666
Less: Provisions	(7,986)	(6,884)	(7,986)	(6,884)
	293,160	229,784	291,059	229,782

Inventories consist of materials and supplies.

19. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 45 days upon the issuance of the invoices. The Group's accounts receivable relate to a large number of diversified customers. Other than the accounts receivable related to CNOOC Group and CNOOC Limited Group as disclosed below, there is no significant concentration of credit risk of the Group's accounts receivables. All accounts receivable are non-interest-bearing.

An aged analysis of the accounts receivable as at the balance sheet date is as follows:

	Group		Company	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Outstanding balances aged:				
Within one year	**976,219**	708,400	**1,347,377**	817,941
One to two years	**11,246**	1,059	**3,146**	1,059
Two to three years	**826**	779	**826**	779
Over three years	**1,453**	704	**1,453**	704
	989,744	710,942	**1,352,802**	820,483
Less: Provision for doubtful debts	**(2,645)**	(1,489)	**(2,645)**	(1,489)
	987,099	709,453	**1,350,157**	818,994

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively known as the "CNOOC Group"), are arose from the ordinary course of business are repayable on similar credit terms to those offered to independent third party customers:

	Group		Company	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Due from CNOOC Group and CNOOC Limited Group	**486,569**	237,046	**437,746**	237,046

Included in the Company's accounts receivable at 31 December 2006 was an amount due from its subsidiaries of RMB548,048,000 (2005: RMB228,431,000) was unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

20. DUE FROM/TO THE ULTIMATE HOLDING COMPANY

Except for the long term payable of RMB400 million due to CNOOC as disclosed in note 28 to the financial statements, the other balances with CNOOC at 31 December 2006 under current assets and liabilities of the Group are unsecured, interest-free and had no fixed repayment terms.

21. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at 31 December 2006 are unsecured, interest-free and have no fixed terms of repayment.

22. AVAILABLE-FOR-SALE INVESTMENTS

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Listed investments, at fair value: Mainland China	75,008	-

The fair value of the listed investments are based on quoted market prices.

23. CASH AND CASH EQUIVALENTS AND PLEDGED TIME DEPOSITS

	Group		Company	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Cash and balances with banks	1,245,496	720,919	924,548	643,927
Deposit with CNOOC Finance Company Limited ("CNOOC Finance Company")	104	103	104	103
Placements with other financial institutions with original maturity of three months or less	202,200	-	202,200	-
Time deposits at banks	884,109	293,866	873,793	283,293
Cash and balances with banks and financial institutions	2,331,909	1,014,888	2,000,645	927,323
Less: Pledged time deposits for letters of credit facilities	(22,466)	(1,093)	(12,150)	(1,093)
Cash and cash equivalents	2,309,443	1,013,795	1,988,495	926,230

At the balance sheet date, the cash and bank balances and time deposits at banks of the Group denominated in RMB amounted to RMB1,259,157,000 (2005:RMB376,247,000). RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The placements with financial institutions earn interest at fixed rates and are made for a period of less than three months. The carrying amounts of the placements with financial institutions approximate to their fair value. Time deposits are made for a period of three months according to the immediate cash requirements of the Group, and earn interest at the respective time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

24. TRADE AND OTHER PAYABLES

An aged analysis of the trade and other payables as at the balance sheet date is as follows:

	Group		Company	
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000
Outstanding balances aged:				
Within one year	**1,817,032**	875,912	**1,750,103**	808,110
One to two years	**7,219**	37,446	**6,747**	37,446
Two to three years	**771**	6,301	**771**	6,301
Over three years	**5,786**	5,647	**5,786**	5,647
	1,830,808	925,306	**1,763,407**	857,504

Trade and other payables are non-interest-bearing. Trade and other payables are normally settled on terms ranging from one month to two years.

25. SHORT TERM DEBENTURES

In February 2006, the Group issued short term debentures with a total face value of RMB 1 billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures are unsecured, are circulated among domestic banks, and have a term of one year.

The coupon interest rate for the short term debentures is 3.1% per annum, which has been paid upfront.

The carrying amount of the short term debentures approximate to their fair values.

26. DEFERRED TAX LIABILITIES

The movements of deferred tax liabilities during the year are as follows:

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Balance at beginning of the year	**385,816**	433,258
Credited to the consolidated income statement during the year (note 11)	**(37,060)**	(47,442)
Balance at end of year	**348,756**	385,816

26. DEFERRED TAX LIABILITIES (continued)

The principal components of the provision for deferred tax are as follows:

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Deferred tax asset:		
Provision for staff bonus	**(111,567)**	(96,155)
Deferred tax liabilities:		
Accelerated depreciation	248,595	230,544
Revaluation surplus on Reorganisation	211,728	251,427
Net deferred tax liabilities	348,756	385,816

27. INTEREST-BEARING BANK BORROWINGS

In June 2006, the Group borrowed a bank loan from the Export-Import Bank of China for the purpose of financing the construction of certain modular drilling rigs. The total facilities amount to RMB944 million, of which RMB600 million has been utilised as at 31 December 2006.

The Group's borrowings are unsecured, bear fixed interest at a rate of 4.05% per annum and are payable by instalments as follows:

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Bank borrowings repayable:		
In the third to fifth years, inclusive	600,000	-

	2006			2005		
Group and Company	Effective interest rate (%)	Maturity	RMB'000	Effective interest rate (%)	Maturity	RMB'000
Non-current						
Bank borrowings	4.05	2008 - 2010	600,000	-	-	-

The bank borrowings are denominated in RMB.

The estimated fair value of the long term bank loans totalled approximately RMB596,201,000 as at 31 December 2006, which was the present value of the loans' future cashflows discounted by the prevailing market interest rates quoted by Export-Import Bank of China.

NOTES TO FINANCIAL STATEMENTS

31 December 2006

28. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Amounts payable:		
Within one year	**200,000**	200,000
In the second year	**200,000**	200,000
	400,000	400,000
Portion classified as current liabilities	**(200,000)**	(200,000)
Long term portion	**200,000**	200,000

The long term payable to CNOOC is unsecured, interest-free and repayable over three years on an annual equal installment basis commencing on 1 May 2005.

29. ISSUED CAPITAL

	2006	2005
	RMB'000	RMB'000
Registered, issued and fully paid:	**2,460,468**	2,460,468
2,460,468,000 State legal person shares of RMB1.00 each	**1,534,852**	1,534,852
1,534,852,000 H shares of RMB1.00 each	**3,995,320**	3,995,320

The Company does not have any share option scheme.

There was no movement in issued share capital for the years ended 31 December 2005 and 2006.

30. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year are presented in the consolidated statement of changes in equity on page 68 of the financial statements.

(b) Company

	Capital reserve RMB'000	*Statutory* reserve funds RMB'000	*Retained* profits RMB'000	Total RMB'000
Balance at 1 January 2005	1,975,810	206,565	628,111	2,810,486
Profit for the year	-	-	858,089	858,089
Special interim 2005 dividend (note 13)	-	-	(55,535)	(55,535)
Proposed final 2005 dividend (note 13)	-	-	(164,208)	(164,208)
Transfer to statutory reserve funds (note (i))	-	123,149	(123,149)	-
At 31 December 2005	1,975,810	329,714	1,143,308	3,448,832
Balance at 1 January 2006	1,975,810	329,714	1,143,308	3,448,832
Profit for the year	-	-	1,223,297	1,223,297
Proposed final 2006 dividend (note 13)	-	-	(239,719)	(239,719)
Transfer to statutory reserve funds (note (i))	-	112,801	(112,801)	-
At 31 December 2006	1,975,810	442,515	2,014,085	4,432,410

Note:

(i) As detailed in note 13 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to the statutory common reserve fund and the statutory public welfare fund. The Company transferred 10% of after-tax profit to the statutory common reserve fund in 2006.

As at 31 December 2006, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (2005: RMB1,976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB443 million (2005: RMB329 million) standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB2,015 million (2005: RMB1,144 million) available for distribution as dividend. Save as the aforesaid, the Company did not have any reserves available for distribution to its shareholders at 31 December 2006.

The retained profits of the Company determined under the relevant PRC accounting standards and financial regulations amounted to approximately RMB1,965 million (2005:RMB1,190 million) as of 31 December 2006.

NOTES TO FINANCIAL STATEMENTS

31. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of their office properties and equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to five years.

At 31 December 2006, the Group had following minimum lease payments under non-cancellable operating leases falling due as follows:

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Within one year	**80,834**	59,960
In the second to fifth years, inclusive	**295,295**	230,222
After five years	**-**	49,162
	376,129	339,344

32. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments, principally for construction and purchases of property, plant and equipment at the balance sheet date:

	Group and Company	
	2006	2005
	RMB'000	RMB'000
Contracted, but not provided for	**2,083,149**	450,316
Authorised, but not contracted for	**5,285,537**	1,877,503
	7,368,686	2,327,819

33. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

34. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company, or exercise significant influence on the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. The transactions were made on terms agreed among the parties.

The Group has extensive transactions and relationships with the members of CNOOC. The transactions were made on terms agreed among the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) the CNOOC Limited Group; (ii) the CNOOC Group; and (iii) the Group's jointly-controlled entities.

NOTES TO FINANCIAL STATEMENTS

34. RELATED PARTY TRANSACTIONS (continued)

	2006 RMB'000	2005 RMB'000
A. Included in revenue-gross revenue earned from provision of services to the following related parties:		
a. The CNOOC Limited Group		
Provision of drilling services	1,786,019	1,498,929
Provision of well services	1,107,180	772,070
Provision of marine support and transportation services	699,921	527,149
Provision of geophysical services	531,059	346,033
	4,124,179	3,144,181
b. The CNOOC Group		
Provision of drilling services	9,624	2,447
Provision of well services	526	222
Provision of marine support and transportation services	147,083	80,468
Provision of geophysical services	63,887	8,416
	221,120	91,553
c. Jointly-controlled entities		
Provision of drilling services	204	1,665
Provision of well services	4,745	11,182
Provision of marine support and transportation services	54	10
	5,003	12,857
B. Included in operating expenses for services provided by the CNOOC Group:		
	10,463	11,383
Labour services	192,586	166,139
Materials, utilities and other ancillary services	5,244	3,028
Transportation services	47,651	29,739
Leasing of office, warehouse and berths	12,332	10,256
Repair and maintenance services	15,449	29,636
Management services	283,725	250,181
C. Included in interest income:		
Interest income earned from the CNOOC Group	1	-
D. Deposits:		
Deposits placed with CNOOC Finance Company	104	103
E. Purchases		
Purchase of items of property, plant and equipment from the CNOOC Group	-	11,688

34. RELATED PARTY TRANSACTIONS (continued)

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern the employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the leasing of properties and various other commercial arrangements.

During the year, all pension scheme payments relating to the Supplementary Pension Benefits of approximately RMB36 million (2005: RMB33 million) were borne by CNOOC (note 10).

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at nil consideration. The Company entered into various property lease agreements in September 2002 with the CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. These leases have been renewed annually on terms based upon corresponding market prices.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

Apart from the transactions disclosed above, certain of the Group's business activities were conducted with other state-owned enterprises. The Group considers that those activities are in the ordinary course of its business and has not accumulated or disclosed such transactions.

Details of the compensation of key management personnel of the Group are disclosed in note 8 to the financial statements.

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise related party loans, short term debentures, long term bank loans, cash and short term deposits, placement with other financial institution and available-for-sale investments. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and liquidity risk The Board reviews and agrees policies for managing each of these risks and they are summarised below:

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise as certain of the Group's sales and purchases are denominated in currencies other than the functional currency of the operating units making the sale or purchases. It is not the policy of the Group to hedge such exposures as the impact is not considered to be material to the Group.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

At 31 December 2006, all of the Group's interest-bearing borrowings bore interest at fixed rates.

NOTES TO FINANCIAL STATEMENTS

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents and available-for-sale investments, arises from the default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group manages this credit risk by only dealing with reputable financial institutions.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of short term and long term financing, including short term debentures and long term bank loans.

36. SUBSEQUENT EVENTS

(i) In accordance with the Company's Articles of Association, an Extraordinary General Meeting of the shareholders was convened on 31 January 2007 for the approval of the special resolution in relation to the issue of long term financing bonds with the principal amount not exceeding RMB 2 billion. The long term financing bonds will be issued to institutional investors in the PRC. The long term financing bonds are unsecured, with a term of 10 to 20 years. It is expected that the proceeds from the bonds issue will be used by the Company for building and upgrading of drilling rigs, purchase and building of chemical tankers and oilfield working vessels, upgrading of seismic vessels and building of multi-function platforms and as general working capital of the Company.

(ii) The short term debentures of total face value of RMB1 billion were repaid in full by the Group in February 2007.

(iii) During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

37. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year's presentation.

38. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 23 March 2007.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2006 Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 6 June 2006 (Wednesday) at 10:00 a.m. (Beijing time) at conference room 610B, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing, the People's Republic of China, to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated 18 April 2007 (the "Circular"):

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2006;
2. To consider and approve the proposed annual dividend for the year ended 31 December 2006;
3. To consider and approve the budget for fiscal year 2007;
4. To consider and approve the report of the directors for the year ended 31 December 2006;
5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2006;
6. To consider and approve the re-appointment of non-executive directors and independent non-executive directors; (The information of re-election Director is set out in the Circular).
7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2007 and to authorize the board of directors to fix the remuneration thereof;
8. Subject to the passing of the below special resolution 12 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Shareholders' general meetings as set out in Appendix [2] to the Circular be and is hereby approved;
9. Subject to the passing of the below special resolution 12 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Board meetings as set out in Appendix [3] to the Circular be and is hereby approved;
10. Subject to the passing of the below special resolution 12 and conditional upon the completion of the A Share Issue, the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix [4] to the Circular be and is hereby approved;
11. Subject to the passing of the below special resolution 12 and conditional upon the completion of the A Share Issue, the adoption of the Decision-making Procedures on connected transaction as set out in Appendix [5] to the circular be and is hereby approved.

By way of Special Resolutions:

12. To consider and approve, subject to the approvals by the Shareholders at Class Meetings and by the relevant regulatory authorities, which include the CSRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and/or public offering of new shares and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

    (1) Class of Shares: A Shares;

    (2) Total number of A Shares to be issued: not more than 820,000,000 A Shares. The final number of A Shares to be issued and the structure of the issue is subject to the approval by CSRC and other Relevant Authorities and the adjustments (if any) made by the Board;

    (3) Nominal value: RMB1.00 each;

NOTICE OF ANNUAL GENERAL MEETING

(4) Target subscribers: (i) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (ii) other institutional investors and public investors and other investors as approved by CSRC, except for those prohibited under the PRC laws and regulations;

(5) Basis of determining the issue price: issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC;

(6) Place of listing: Shanghai Stock Exchange;

(7) Use of proceeds: Funds raised will be mainly used for the following projects: building of the second 400-feet rig (942), building of a multi-purpose drilling platform, building of the second multi-purpose platform, building of '2+2' rigs of 300ft jackup rigs, building of eighteen Type 6 service vessels, building of two deep-water AHTS vessels, modifying the eight-cable seismic vessel, building of one twelve-cable seismic vessel, building of one deep-water investigation vessel and the purchase of following equipments including vertical seismic profile, two sets of coil tubing unit and nitrogen equipment, three sets of LWD, magnetic resonance imaging log-prime, extended range micro-zmager. The funds raised will also be used to substitute the funds raised by the Company that have been already put into the projects. Apart from financing the above projects, the remaining funds will also be used as additional working capital of the Company;

(8) The A Shares are listed Domestic Shares and except as otherwise provided for in the applicable laws, rules and regulations and the Articles of Association, will rank pari passu with the existing Domestic Shares and H Shares in all respects. Once the A Share Issue is completed, both new and existing Shareholders will be entitled to share the Company's accumulated retained earnings at the time of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by the Shareholders at AGM and the Class Meetings;

(10) The Board (and its delegates) shall be and are authorized to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber, the engagement of advisers and underwriters and the granting of over-allotment option); and

(11) The Board (and its delegates) shall be and are authorized to, at their discretion and with full authority, sign or execute all necessary documents (including but not limited to the preliminary offering circular, the prospectus, underwriting agreement, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue;

13. Subject to the passing of the above special resolution 12 and conditional upon the completion of the A Share Issue, (a) the amendments to the Articles of Association as set out in Appendix [1] to the Circular be and are hereby approved; and (b) the Board (and its delegates) be and are hereby authorized to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities after the completion of the A Share Issue;

NOTICE OF ANNUAL GENERAL MEETING

The amended Articles of Association as referred to in this special resolution 12 shall come into effect on the date when all the relevant approvals are obtained;

14. To consider and, if thought fit, pass the following special resolution to authorise the board of directors of the Company (the "Board") to allot, issue and deal with overseas listed foreign shares ("H Shares") subject to the following conditions:

(a) subject to paragraphs (c) and (d) below and subject to all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of any other governmental or regulatory body, the Board be and are hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to allot, issue and deal with H Shares during the Relevant Period (as defined in paragraph (e) below);

(b) the authority granted under paragraph (a) above shall authorise the Board to make an offer or agreement or grant an option during the Relevant Period which would or might require H Shares to be allotted and issued either during or after the end of the Relevant Period;

(c) the aggregate nominal value of H Shares allotted or agreed to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the authority granted under paragraphs (a) and (b) above shall not exceed 20% of the aggregate nominal value of H Shares in issue of the Company at the date of passing of this resolution;

(d) the authority granted under paragraph (a) above shall be conditional upon the approvals of any regulatory authorities as required by the laws, rules and regulations of the PRC being obtained by the Company;

(e) for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution;

(ii) the expiration of a period of twelve months following the passing of this special resolution; and

(iii)the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting;

(f) subject to approval of all relevant governmental authorities in the PRC for the issue and allotment of and dealing in such H Shares being granted, the Board be and is hereby authorised to:

(i) make such corresponding amendments to the Articles of Association (the "Articles") of the Company as it thinks fit so as to change the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to allot, issue and deal in H Shares as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary
Hong Kong, 18 April 2007

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(1) Shareholders are reminded to read carefully the details of the proposed A Share Issue as contained in the Circular to be despatched to the Shareholders.

(2) Details of the proposed amendments to the Articles of Association are set out in Appendix [1] to the Circular to be despatched to the Shareholders and are also available for inspection on the website of the Hong Kong Stock Exchange (hyyp://www.hkex.com.hk).

(3) Details of (a) the procedural rules of the Shareholders' general meetings; (b) the procedural rules of the Board meetings; (c) the procedural rules of the Supervisory Committee meetings and (d) Decision-making Procedure on Connected Trasaction as set out in Appendices [2] to [5] respectively to the Circular and are also available for inspection on the website of the Hong Kong Stock Exchange (hyyp://www.hkex.com.hk).

(4) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on [6 June 2007 (Wednesday)] are entitled to attend and vote at the AGM.

(5) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's registered office by facsimile or post no later than 17 May 2007 (Thursday):

Address: 65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel: (852) 2213 2515
Fax: (852) 2525 9322

(6) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(7) The Company's register of members will be closed from 7 May 2007 (Monday) to 6 June 2007 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2006 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 4 May 2007 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:
46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(8) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, or copies of appointing instrument and power of attorney, if applicable.

(9) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Li Yong; the non-executive directors of the Company are Mr. Fu Chengyu and Mr. Wu Mengfei; and the independent non-executive directors of the Company are Mr. Andrew Y. Yan, Mr. Gordon C.K. Kwong and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

GLOSORY

2D
Seismic data collected in two-dimensional form, by utilizing a single sound source and one or more collection points; typically 2D is used to map geographical structures for initial analysis

3D
Seismic data collected in three-dimensional from, by utilizing two sound sources and two or more collection points; typically 3D is used to acquire refined seismic data and to raise the probability of successful exploration well drilling

Crude oil
Crude oil, including condensate and natural gas liquids

Day rate
Fixed daily fee charged with respect to the services provided by a drilling rig or offshore support vessel

Directional drilling
Intentional drilling of a well at a non-vertical or deviated angle, in order to improve reach or exposure to petroleum reservoirs; such drilling is especially common for offshore wells, given the multiple number of wells which may be drilled from a single production platform

Drilling fluids
Fluids, or drilling mud, circulated downwell during drilling to cool and lubricate the drill bit, remove well cuttings, maintain downwell pressures and preserve the integrity of the wellbore; drilling fluids can be water, oil, or gas-based, with various additives

E&P
Exploration and production

Field
A specified area within a block, which is designated under a PSC for development and production

HTHP
High-temperature and high-pressure downwell conditions, which typically includes temperatures greater than 200 degrees Celsius and 10,000psi; HTHP conditions make drilling more difficult

LWD
Logging-while-drilling; advanced logging tools which are attached near the drill bit string and measure the location of the drill bit and nature of adjacent geological structures, typically during the directional drilling process

MWD
Measuring-while-drilling; advanced tools which measure the pitch and orientation of the drill bit and other factors such as weight on the bit and rotary speed of the bit, typically during the directional drilling process

OPEC
Organization of the Petroleum Exporting Counrtries

PSC
A production sharing contract offshore China

PSC partners
Foreign parties to PSCs

Seismic data
Data recorded in either two-dimensional (2D)or three-dimensional(3D) form from sound wave reflections off of subsurface geology. This data is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves

Streamers
Clear flexible tubing containing numerous hydrophones used for marine seismic surveys; streamers are owed behind seismic vessels at controlled shallow water depths to collect seismic data

Well completion
Services and installation of equipment that are necessary to prepare a well for production, including casing and well treatment, such as acidizing and fracing

Well workover
Any work on a completed well designed to maintain, restore or improve production from a currently producing petroleum reservoir, this may include replacement of casing and well treatment, such as sand control, fracing, acidizing

bbl
A barrel, which is equivalent to approximately 158,988 liters or 0.134 tons of oil(at a API gravity of 33 degrees)

Kw
Kilowatts used to measure offshore supply vessel engine power capacity, which is equivalent to 1.36 horsepower

END